Filed pursuant to Rule 424(b)(4)

Registration No. 333-274437

PROSPECTUS

2,904,657 Shares

authID Inc.

Common Stock

This prospectus relates to the disposition from time to time by the selling stockholders named in this prospectus (the “Selling Stockholders”) of authID Inc. (“authID,” “we,” “our” or “us”) of up to 2,904,657 shares (the “Shares”) of our common stock, par value $0.0001 per share (our “Common Stock”), which includes up to (i) 1,099,673 shares of Common Stock (the “PIPE Shares”) sold in a private placement (the “Private Placement”) and (ii) 1,804,984 shares of Common Stock (the “Exchange Shares” and collectively with the PIPE Shares, the “Shares”) issued in exchange for certain outstanding March 2022 Senior Secured Convertible Notes (the “Convertible Notes”) (the “Note Exchange”).

On May 23, 2023, we entered into the following transactions:

●	a securities purchase agreement with accredited investors (the “Purchase Agreement”), pursuant to which we issued and sold, in a public offering an aggregate of 1,113,828 shares of Common Stock (the “Registered Shares”) and in the Private Placement we issued 1,120,354 PIPE Shares at a per share price of $3.664 per share (or $4.00 if the purchaser is a director of our company). The purchasers under the Purchase Agreement included Stephen J. Garchik (“Garchik”) and four directors of our company, including our Chief Executive Officer and Chairman of the Board of Directors. On June 7, 2023, we entered into a further Securities Purchase Agreement and Exchange Agreement with an accredited investor pursuant to which we issued 1,154 PIPE shares at a per share price of $5.632.

●	On May 23, 2023, we entered into an exchange agreement with certain holders (“Holders”) of the Convertible Notes (the “Exchange Agreement”), pursuant to which we issued 2,380,416 shares of Common Stock to the Holders in exchange for the Holders’ Convertible Notes as part of the Note Exchange at a per share price of $3.776 per share (or $4.12 if the Holder is a director, officer or insider of our company). On June 7, 2023, we entered into a further Securities Purchase Agreement and Exchange Agreement with an accredited investor pursuant to which the Company agreed to issue 2,283 Exchange Shares in exchange for $13,000 of the principal amount of the Holder’s Convertible Note at a price of $5.80 per share.

Stephen Garchik, who is a Holder, the collateral agent for the Convertible Notes and a shareholder of our company, entered into that certain Amended and Restated Facility Agreement, dated March 8, 2023 (the “A&R Facility Agreement”), pursuant to which he loaned $900,000 to our company on March 9, 2023, pursuant to a promissory note in favor of Garchik (the “Initial Promissory Note”). In the Private Placement, we agreed that we would offset the purchase price of certain shares that Garchik agreed to purchase pursuant to the Purchase Agreement against our obligations under, and the cancellation of, the A&R Facility Agreement and the Initial Promissory Note and the related obligations of our subsidiaries ID Solutions, Inc., FIN Holdings, Inc. and Innovation in Motion, Inc. (the “Guarantors”) under the guaranty that that the Guarantors had entered into as a condition to Garchik lending under the Initial Promissory Note. Accordingly, Garchik upon the closing of the Private Placement, the A&R Facility Agreement, the Initial Promissory Note and the Guaranty terminated.

We are not selling any Common Stock under this prospectus and will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. For a description of the transactions pursuant to which this resale registration statement relates, please see “Prospectus Summary – The Offering.”

The Selling Stockholders will sell their Shares at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, including, without limitation, in one or more transactions that may take place by ordinary brokerage transactions, privately-negotiated transactions or through sales to one or more underwriters or broker-dealers for resale.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “AUID.” The closing price for our Common Stock on September 6, 2023, as reported by the Nasdaq Capital Market was $9.03 per share.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and our filings made under the Securities Exchange Act of 1934, as amended.

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus before making a decision to purchase our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 15, 2023

i

ABOUT THIS PROSPECTUS

In this prospectus, the terms “authID,” “we,” “our” or “us,” refer to authID Inc. and its subsidiaries on a consolidated basis, unless stated or the context implies otherwise. The use of the term “partner” or “partnering” in this prospectus does not mean or imply a formal legal partnership and is not meant in any way to alter the terms of our relationship with any third parties.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our Common Stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our Common Stock.

You should rely only on the information contained in this prospectus or in any amended prospectus that we may authorize to be delivered or made available to you. We and the underwriter have not authorized anyone to provide you with different information.

The information in this prospectus is accurate only as of the date hereof, regardless of the time of its delivery or any sale of shares of our Common Stock.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements contain information about our expectations, beliefs or intentions regarding our product development and commercialization efforts, business, financial condition, results of operations, strategies or prospects, and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning.

These statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus, in any related prospectus supplement and in any related free writing prospectus.

Any forward-looking statement in this prospectus, in any related prospectus supplement and in any related free writing prospectus reflects our current view with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our business, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus, any related prospectus supplement and any related free writing prospectus and the documents that we reference herein and therein and have filed as exhibits hereto and thereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This prospectus, any related prospectus supplement and any related free writing prospectus also contain or may contain estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets and their projected growth rates. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future results. Our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus.  Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented on a retrospective and pro forma basis to reflect the reverse stock split of our outstanding shares of common stock at a ratio of 1-for-8 which we effected on July 7, 2023.

Overview

We are a leading provider of secure, authentication solutions delivered by our easy to integrate Verified platform. Our Verified platform binds strong passwordless authentication with biometric identity, which offers our customers a streamlined path to zero trust architecture. Verified FIDO2 passwordless authentication is certified by the FIDO Alliance to be compliant and interoperable with FIDO specifications.

The explosive growth in online and mobile commerce, telemedicine, remote working and digital activities of all descriptions is self-evident to everyone who lived through the Covid 19 pandemic since 2020. Identity theft, phishing attacks, spear-phishing, password vulnerabilities, account takeovers, benefits fraud - it seems like these words have entered our daily lexicon overnight. These are significant impediments to the operations and growth of any business or organization, and dealing with the risks and consequences of these criminal activities has created significant friction in both time, cost and lost opportunity. Consider all the outdated methods that organizations have implemented in order to prevent fraud. The requests to receive and enter one-time passwords, that can be easily hijacked. The vulnerable security questions you get asked – whether on-line or when reaching out to a call center – what was your first pet’s name? who was your best friend in high school? These steps all add up to friction, making it difficult for consumers to login, transact and execute daily tasks, with little added protection from fraud. Surely there is a better way to address these challenges? authID believes there is.

We provide secure, facial biometric, identity verification, and strong customer authentication. We maintain a globally accessible, cloud-based Verified platform for our enterprise customers or employees to enable their users to easily verify and authenticate their identity through a mobile device, laptop or desktop (with camera) of their choosing (without requiring dedicated hardware, or authentication apps). We can help our customers establish a proven identity, creating a root of trust that ensures the highest level of assurance for our passwordless login and step-up verification products. Our system enables participants to consent to transactions using their biometric information with a digitally signed authentication response, embedding the underlying transaction data and each user’s identity attributes within every electronic transaction message processed through our platform.

Digital transformation across all market segments requires trusted identity. Our identity platform offers innovative solutions that are flexible, fast and easy to integrate and offer seamless user experiences. Our products help advance digital transformation efforts without the fear of identity fraud, while delivering frictionless user experiences. We believe that it is also essential that electronic transactions have an audit trail, proving that the identity of the individual was duly authenticated. Our platform provides biometric and multi-factor identity software, which are intended to establish, authenticate and verify identity across a wide range of use cases and electronic transactions.

Our products focus on the broad requirement for enabling frictionless commerce by allowing an entity to instantly “Recognize their Customer”, their Employee or their Member. Organizations of all descriptions require cost-effective and secure means of growing their business while mitigating identity fraud. We aim to offer our enterprise customers products that can be integrated easily into each of their business and organizational operations, in order to facilitate their adoption and enhance the end user customer experience.

Our management believes that some of the advantages of our Verified Platform approach are the ability to leverage the platform to support a variety of vertical markets and the adaptability of the platform to the requirements of new markets and new products requiring cost-effective, secure, and configurable mobile solutions. Our target markets include cybersecurity, workforce, banking, fintech and other disrupters of traditional commerce, small and medium sized businesses, and system integrators working with government and Fortune 1000 enterprises. At its core, the Company’s offering, combining its proprietary and acquired biometric and artificial intelligence technologies (or AI), is intended to facilitate frictionless commerce, whether in the physical or digital world. The Company intends to continue its investment in developing, patenting and acquiring the various elements necessary to enhance the platform, which are intended to allow us to achieve our goals. One of the principal intended areas of investment is to enhance and expand our use of artificial intelligence in proprietary software, that we believe will increase our value to enterprise customers and stockholders alike.

We are dedicated to developing advanced methods of protecting consumer privacy and deploying ethical and socially responsible AI. We believe that a proactive commitment to ethical AI presents a strong business opportunity for authID and will enable us to bring more accurate products to market more quickly and with less risk to better serve our global user base. Our methods to achieve ethical AI include engaging the users of our products with informed consent, prioritizing the security of our user’s personal information, considering and avoiding potential bias in our algorithms, and monitoring of algorithm performance in our applications.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as defined in the Jumpstart our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may use these provisions until December 31, 2024. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act, (ii) scaled executive compensation disclosures, and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Risk Factors Summary

An investment in our common shares involves a high degree of risk. You should carefully consider the risks summarized below. The risks are more fully discussed in the “Risk Factors” section of this prospectus.

●	Risks relating to our strategy, such as those associated with our ability to deploy capital effectively, execute our business strategy, compete in highly competitive markets, develop our new products and services, and protect our intellectual property.

●	Risks relating to our operations, such as those associated with our limited operating history, attracting and retaining experienced personnel, changes in technology and customer requirements, the adaption of our solutions by our customers, ability to manage growth and confront cybersecurity challenges.

●	Risks relating to our liquidity, including those associated with our ability to generate sufficient cash flow from operations, obtain additional funding on market terms to continue our current level of operations and growth, and forecast our cash needs.

●	Risks relating to compliance and regulation, including those associated with our ability to develop and maintain an effective system of internal controls, management’s ability to significantly influence matters submitted to our stockholders for approval, our ability to comply with current and future regulations.

●	Risks relating to this offering and investing in our Common Stock, including those associated with the limited public market for our common stock, the dilutive effect of our outstanding warrants on our common stockholders, our ability to maintain listing of our Common Stock on Nasdaq, government and FINRA rules to limit a stockholder’s ability to buy and sell our common stock, securities or industry analysts not following or negatively reporting on us, restrictions on third party seeking to acquire us, our dividend policy, restrictions on the exclusive forum for stockholders’ actions, the cost and our time devoted to being a public company, and our status as an “emerging growth company”.

Corporate Information

We were incorporated in the State of Delaware on September 21, 2011 and changed our name to authID Inc. on July 18, 2022. Our Common Stock is traded on the Nasdaq Capital Market under the trading symbol “AUID”. Our main address is 1580 North Logan Street, Suite 660, Unit 51767, Denver, Colorado 80203 and our main phone number remains as is (516) 274-8700. We maintain a website at www.authID.ai. The information contained on, or that can be accessed through, our websites is not incorporated by reference into this prospectus and is intended for informational purposes only.

THE OFFERING

This prospectus relates to the disposition by Selling Stockholders from time to time of up to 2,904,657 Shares of our Common Stock, which includes up to (i) 1,099,673 PIPE Shares sold in the Private Placement and (ii) 1,804,984 Exchange Shares issued in exchange for the Convertible Notes in connection with the Note Exchange.

Common stock offered by the Selling Stockholders	Up to 2,904,657 Shares of our Common Stock held by certain of the Selling Stockholders.

Common Stock outstanding before Offering:	7,874,962

Use of Proceeds	All of the Shares sold pursuant to this prospectus will be offered and sold by the Selling Stockholders. We will not receive any proceeds from such sales. See “Use of Proceeds.”

Offering Price	The Selling Stockholders may sell the Shares at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, including, without limitation, in one or more transactions that may take place by ordinary brokerage transactions, privately negotiated transactions or through sales to one or more underwriters or broker dealers for resale. See “Plan of Distribution.”

Risk Factors	An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors”.

Nasdaq Capital Market Trading Symbol	“AUID”

The number of shares of Common Stock outstanding is 7,874,962 as of September 6, 2023 and excludes the following:

●	1,686,070 shares of Common Stock issuable upon the exercise of outstanding stock options having a weighted average exercise price of $26.43 per share;

●	497,895 shares of Common Stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $13.747 per share; and

●	8,277 shares of Common Stock issuable upon conversion of our outstanding Convertible Notes.

May 2023 Transactions

On May 23, 2023, we entered into the following transactions:

●	a securities purchase agreement with accredited investors (the “Purchase Agreement”), pursuant to which we issued and sold, in a public offering an aggregate of 1,113,828 shares of Common Stock (the “Registered Shares”) and in the Private Placement we issued 1,120,354 PIPE Shares at a per share price of $3.664 per share (or $4.00 if the purchaser is a director of our company). The purchasers under the Purchase Agreement included Stephen J. Garchik (“Garchik”) and four directors of our company, including our Chief Executive Officer and Chairman of the Board of Directors. On June 7, 2023, we entered into a further Securities Purchase Agreement and Exchange Agreement with an accredited investor pursuant to which we issued 1,154 PIPE shares at a per share price of $5.632.

●	On May 23, 2023, we entered into an exchange agreement with certain holders (“Holders”) of the Convertible Notes (the “Exchange Agreement”), pursuant to which we issued 2,380,416 shares of Common Stock to the Holders in exchange for the Holders’ Convertible Notes as part of the Note Exchange at a per share price of $3.776 per share (or $4.12 if the Holder is a director, officer or insider of our company). On June 7, 2023, we entered into a further Securities Purchase Agreement and Exchange Agreement with an accredited investor pursuant to which the Company agreed to issue 2,242 Exchange Shares in exchange for $13,000 of the principal amount of the Holder’s Convertible Note at a price of $5.80 per share.

Stephen Garchik, who is a Holder, the collateral agent for the Convertible Notes and a shareholder of our company, entered into that certain Amended and Restated Facility Agreement, dated March 8, 2023 (the “A&R Facility Agreement”), pursuant to which he loaned $900,000 to our company on March 9, 2023, pursuant to a promissory note in favor of Garchik (the “Initial Promissory Note”). In the Private Placement, we agreed that we would offset the purchase price of certain shares that Garchik agreed to purchase pursuant to the Purchase Agreement against our obligations under, and the cancellation of, the A&R Facility Agreement and the Initial Promissory Note and the related obligations of our subsidiaries ID Solutions, Inc., FIN Holdings, Inc. and Innovation in Motion, Inc. (the “Guarantors”) under the guaranty that that the Guarantors had entered into as a condition to Garchik lending under the Initial Promissory Note. Accordingly, Garchik upon the closing of the Private Placement, the A&R Facility Agreement, the Initial Promissory Note and the Guaranty terminated.

RISK FACTORS

An investment in our securities involves a high degree of risk. This prospectus contains the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to our Business

We have a history of losses and we may not be able to achieve profitability going forward.

We have an accumulated deficit of approximately $156.0 million as of June 30, 2023 and incurred a loss of approximately $24.2 million for the year ended December 31, 2022 and a loss of approximately $15.9 million for the six months ended June 30, 2023. We have had net losses in most of our quarters since our inception. We expect that we will continue to incur net losses in 2023. We may incur losses in the future for a number of reasons, including the other risks described in this report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our management is developing plans and executing certain programs to alleviate the negative trends and conditions described above, however there is no guarantee that such plans will be successfully implemented. Our ability to curtail our operating losses or generate a profit may be further impacted by the fact that our business plan is largely unproven. There is no assurance that even if we successfully implement our business plan, that we will be able to curtail our losses. If we incur significant additional operating losses, our stock price may decline, perhaps significantly and the Company will need to raise substantial additional capital in order to be able to continue to operate, which will dilute the existing stockholders and such dilution may be significant. Additional capital may not be available on terms acceptable to the Company, or at all.

We have yet to achieve positive cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have had negative cash flow from operating activities of approximately $12.8 million and approximately $8.8 million for the years ended December 31, 2022 and 2021, respectively. We anticipate that we will continue to have negative cash flows from operating activities, as we expect to continue to incur research and development, sales and marketing, and general and administrative expenses and our revenues are currently insufficient to cover our expenses. Our business will require significant amounts of working capital to support our growth, particularly as we seek to introduce our new offered products. An inability to generate positive cash flow from operations may adversely affect our ability to raise needed capital for our business on reasonable terms, if at all. It may also diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may impact our long-term viability. There can be no assurance we will achieve positive cash flows in the foreseeable future.

We need access to additional financing, which may not be available to us on acceptable terms, or at all. If we cannot access additional financing when we need it and on acceptable terms, our business, prospects, financial condition, operating results and ability to continue as a going concern will be adversely affected.

Our growth-oriented business plan to offer products to our customers will require continued capital investment. Our research and development activities will also require continued investment. We raised approximately $8.2 million, $22.5 million and $11.1 million in 2023, 2022 and 2021, respectively, through equity and debt financing at varying terms.

On February 14, 2023, the Board of Directors of authID resolved to implement a revised budget for 2023 in order to reduce expenses and cash requirements and as part of such revised budget decided to re-balance staffing levels to better align with the evolving needs of the Company (the “Labor Reduction Plan”). Under the Labor Reduction Plan 12 employees and 6 contractors have been given notice of their termination. The Company has also given termination notice to certain vendors and contractors that provide services to the Company. As a result, the Company’s revised budget is expected to reduce the Company’s monthly net cash used in operating activities, which reduces the expenses and cash requirements for the continued operation of the business. In order to implement and grow our operations through December 31, 2024, and achieve an expected annual revenue stream from our products, we expect that we will need to raise additional capital or finance facilities. There is no guarantee that our current business plan will not change, and as a result of such change, we will need additional capital to implement such business plan. Further, assuming we achieve our expected growth plan, of which there is no guarantee, we will need additional capital to implement growth beyond our current business plan.

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We have a limited operating history and have generated limited revenue. As we look to further expand our existing products it is difficult, if not impossible, to forecast our future results based upon our historical data. Because of the uncertainties related to our lack of historical operations, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in revenues or expenses. If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

There can be no assurance that we will successfully commercialize our products that are currently in development or that our existing products will sustain market acceptance.

There is no assurance that we will ever successfully commercialize our platform and related solutions that are under development or that we will experience market reception for our products in development or increased market reception for our existing products. There is no guarantee that we will be able to successfully implement our new products utilizing the acquired technology, products, and customer base. There is no assurance that our existing products or solutions will achieve market acceptance or that our new products or solutions will achieve market acceptance. Further, there can be no guarantee that we will not lose business to our existing or potential new competitors.

We depend upon key personnel and need additional personnel.

On March 9, 2023, our CEO Tom Thimot gave notice of his resignation to the Board of Directors and his successor Rhon Daguro was appointed March 23, 2023. Our success depends on the continued services of our new CEO and of certain other members of the current management team. Our executive team is incentivized by stock compensation grants that align the interests of investors with the executive team and certain executives have employment retention agreements. The loss of key management, engineering employees or third- party contractors could have a material and adverse effect on our business operations. Additionally, the success of our operations will largely depend upon our ability to successfully attract and maintain competent and qualified key management personnel. As with any company with limited resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for our company. If we are successful in attracting and retaining such individuals, it is likely that our payroll costs and related expenses will increase significantly and that there will be additional dilution to existing stockholders as a result of equity incentives that may need to be issued to such management personnel. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement, and manage personnel required to sustain our growth would have a material adverse effect on our business, financial condition, and results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The market for our verified products is characterized by evolving technologies, changing industry standards, changing political and regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. In the future:

●	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

●	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

●	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technologies and market requirements, we will be unable to compete effectively in the future.

There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

If our technology and solutions are not adopted and used by customer organizations, we will not be able to grow our business and our operations will be negatively affected.

Our ability to grow depends significantly on whether organizations of various types and sizes adopt our technology and solutions as part of their new standards. If these organizations do not adopt our technology, we may not be able to penetrate some of the new markets we are targeting, or we may lose some of our existing customer base.

In order for us to achieve our growth objectives, our identity verification and authentication technologies and solutions must be adapted to and adopted in a variety of areas including, among others, computer and online systems access control, and identity verification for transaction authentication purposes.

We cannot accurately predict the future growth rate, if any, or the ultimate size of these markets. The growth of the market for our products and services depends on a number of factors such as the cost, performance and reliability of our products and services compared to the products and services of our competitors, customer perception of the benefits of our products and solutions, public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected, customer satisfaction with our products and services and marketing efforts and publicity for our products and services. Our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

We have sought in the past and may seek in the future to enter into contracts with governments, as well as state and local governmental agencies and municipalities, which subjects us to certain risks associated with such types of contracts.

Most contracts with governments or with state or local agencies or municipalities, or Governmental Contracts, are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

●	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

●	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

●	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

●	the expense and delay that may arise if our competitors protest or challenge new contract awards made to us pursuant to competitive bidding or subsequent contract modifications, and the risk that any of these protests or challenges could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire, if the governments, or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

In addition, Governmental Contracts subject us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, the requirement for posting a performance bond and the related cost and cancellation at any time at the option of the governmental agency. Any failure to comply with the terms of any Governmental Contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from Governmental Contracts during the suspension period. Cancellation of any one of our major Governmental Contracts could have a material adverse effect on our financial condition.

Governments may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Governmental agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to additional regulatory and legal compliance requirements, as well as audits, and may be subject to investigation, by governmental entities. Compliance with such additional regulatory requirements are likely to result in additional operational costs in performing such Governmental Contracts which may impact our profitability. Failure to comply with the terms of any Governmental Contract could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay the fines and penalties and prohibiting us from earning revenues from Governmental Contracts during the suspension period.

Furthermore, governmental programs can experience delays or cancellation of funding and suspension of appropriations has occurred, for example the partial United States government shutdown in 2018/19, which can be unpredictable; this may make it difficult to forecast our revenues on a quarter-by-quarter basis.

We rely in part on third-party software to develop and provide our solutions.

We rely in part on software licensed from third parties to develop and offer some of our solutions. Any loss of the right to use any such software or other intellectual property required for the development and maintenance of our solutions, or any defects or other issues with such software could result in problems or delays in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.

We have historically depended upon a small number of large system sales ranging from $50,000 to $1,500,000 and we may fail to achieve one or more large contract sales in the future, or fail to successfully transition to new products generating recurring revenues.

Historically, we have derived a substantial portion of our revenues from a small number of sales of large, relatively expensive systems, typically ranging in price from $50,000 to $1,500,000. While the Company has discontinued the sale of such legacy systems in favor of a Software as a Service, or SaaS model, if we fail to receive orders for these large contracts in a given sales cycle on a consistent basis, our business could be significantly harmed. We are trying to reduce such dependence by developing a range of products and solutions, which are in a lower price range and intended to generate recurring revenue from a large number of customers using our SaaS platform. We have invested heavily in developing and launching such products but there is no guarantee that such efforts will be successful and that a satisfactory return on such investment will be achieved. Further, our quarterly results are difficult to predict because we cannot predict in which quarter, if any, large sales will occur in a given year, nor when (if at all), or at what rate the ramp in sales of new products will occur. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not a good indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts and investors, in which case the market price of our Common Stock may decrease significantly.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues historically to date are attributable to sales and business operations in jurisdictions other than the United States, although we are now focusing our efforts in generating more United States based revenues. Our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

●	trade restrictions;

●	export duties and tariffs;

●	export regulations or restrictions including sanctions;

●	uncertain political, regulatory and economic developments;

●	labor and social unrest;

●	inability to protect our intellectual property rights;

●	highly aggressive competitors;

●	currency issues, including currency exchange risk;

●	difficulties in staffing, managing and supporting foreign operations;

●	longer payment cycles;

●	increased collection risks; and

●	impact of the Coronavirus or other pandemics;

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition.

We are exposed to risks in operating in foreign markets, which may make operating in those markets difficult and thereby force us to curtail our business operations.

In conducting our business in foreign countries, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. Risks inherent to operating in other countries range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

It is possible that countries in which we do or intend to do business, or companies and their principals become subject to sanctions under U.S. law. This would prevent us from doing business with those countries or with those entities or individuals. We could be exposed to fines and penalties in the event of breach any applicable sanctions legislation or orders. In addition, we might be required to suspend or terminate existing contracts in order to comply with such sanctions legislation or orders, which would adversely impact our future revenues and cash flows.

Additionally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations in and deal with governments and officials in foreign countries. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors or customers that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. We have implemented safeguards to discourage these practices by our employees, consultants and customers. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, contractors or customers may engage in conduct for which we might be held responsible. Violations of the FCPA or similar laws may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could adversely affect our business, financial condition and results of operations.

Breaches of network or information technology security, presentation attacks, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, presentation attacks to biometric data capture systems, malware, computer viruses and other means of unauthorized access. While we regularly review our security policies, protocols, controls and systems to determine their effectiveness for detection and prevention of such attacks, and to make improvements and fix any known vulnerabilities where necessary, new means and methods for such attacks are constantly being developed by bad actors and we may not become aware of such new attacks or vulnerabilities prior to being subject to such an attack. There is no guarantee that we can prevent all such attacks, even if we become aware of their potential. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents that we are aware of which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards and other personally identifiable information or protected personal information, or PII. Although we are not aware that we have experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners, thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market’s perception of our products and services.

Most recently, we have considered the impact of the coronavirus pandemic (COVID-19) on our overall operations. The continuing impact of this disease or any other disease which may give rise to a pandemic in the United States and worldwide are unknown, and the widespread growth in infections, or travel restrictions, quarantines or site closures imposed as a result of disease, is among other things, impacting the ability of our employees, sub-contractors, or our customers’ employees and sub-contractors to attend places of work, to meet with potential customers, or undertake implementations at our customer’s locations. In addition, the disease could lead to disruptions in our supply chain, causing shortages or unavailability of software updates, or necessary equipment. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

War in Ukraine may impact the business of the Company, the markets in which it operates and the financial markets, in which the Company needs to raise capital.

The war in Ukraine may impact the Company and its operations in a number of different ways, which are yet to be fully assessed and are therefore uncertain. The Company’s principal concern is for the safety of the personnel who support from that region. The Company works with third party sub- contractors for outsourced services, including software engineering and development, some of whom are based in Eastern Europe, including Ukraine. The Company also works with outsourced engineers and developers and third-party providers in other parts of the world, including the United States, Europe, and Pakistan. While the continuing impact of this conflict and the response of the United States and other countries to it by means of trade and economic sanctions, or other actions is still unknown, it could disrupt our ability to work with certain contractors. The Company has taken steps to diversify its sub-contractor base, which may in the short term give rise to additional costs and delays in delivering software and product upgrades.

The uncertainty impacting and potential interruption in energy and other supply chains resulting from military hostilities in Europe and the response of the United States and other countries to it by means of trade and economic sanctions, or other actions, may give rise to increases in costs of goods and services generally and may impact the market for our products as prospective customers reconsider additional capital expenditure, or other investment plans until the situation becomes clearer. On the other hand the threat of increased cyber-attacks from Russia and other countries may prompt enterprises to adopt additional security measures such as those offered by the Company.

For so long as the hostilities continue and perhaps even thereafter as the situation in Europe unfolds, we may see increased volatility in financial markets and a flight to safety by investors, which may impact our stock price and make it more difficult for the Company to raise additional capital at the time when it needs to do so, or for financing to be available upon acceptable terms. All or any of these risks separately, or in combination could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Interruptions, delays in service or defects in our systems could impair the delivery of our services and harm our business.

We depend on the efficient and uninterrupted operation of our computer network systems, software, telecommunications networks, and processing centers, as well as the systems and services of third parties, in order to provide services to our customers. Almost all of our network systems are hosted “in the cloud” by internationally recognized third party service providers such as Microsoft Azure and Amazon Web Services. Our systems and data centers are vulnerable to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, terrorist acts, war, unauthorized entry, human error, and computer viruses or other defects. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. We have security, backup and recovery systems in place, and business continuity plans that will be designed to ensure our systems will not be inoperable. However, there is still a risk that a system outage or data loss may occur which would not only damage our reputation but could also require the payment of penalties or damages to our clients if our systems do not meet certain operating standards. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of sabotage or terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Our property and business interruption insurance may not be applicable or adequate to compensate us for all losses or failures that may occur.

Any damage to, failure of, or defects, bugs or errors in our systems or those of third parties, errors or delays in the processing of payment or other transactions, telecommunications failures or other difficulties could result in loss of revenue, loss of customers, loss of customer and consumer data, harm to our business or reputation, exposure to fraud losses or other liabilities, negative publicity, additional operating and development costs, and diversion of technical and other resources.

Third parties could obtain access to our proprietary information or could independently develop similar technologies.

Our success depends in part on our ability to protect our core technology and intellectual property. To date, we have relied primarily on a combination of patents, patent applications, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. There can be no assurance that any of our patent applications will result in the issuance of a patent or that the examination process will not require us to narrow our claims in any application. In addition, any patents may be contested, circumvented, found unenforceable or invalid and we may not be able to prevent third parties from infringing on them.

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to successfully defend our industrial or intellectual property rights, we may lose rights to technologies that we need to develop our business, which may cause us to lose potential revenues, or we may be required to pay significant license fees for the use of such technologies.

Our current patents and any patents that we may register in the future may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Our means of protecting our intellectual property rights in the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights.

Third parties may assert that we are infringing their intellectual property rights; IP litigation could require us to incur substantial costs even when our efforts are successful.

We may face intellectual property litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses, and divert the attention of management and technical personnel. Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business.

We have not been subject to material intellectual property litigation to date. Litigation may be necessary in the future to enforce any patents we have or may obtain and/or any other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, prevent us from licensing our technology or selling or manufacturing our products, or require us to expend significant resources to modify our products or attempt to develop non-infringing technology, any of which could seriously harm our business.

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain parties with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such parties.

Our officers, directors and holders of 5% of outstanding shares together beneficially own a significant portion of our Common Stock and, as a result, can exercise control over stockholder and corporate actions.

Our officers and directors and the holders of at least 5% of the outstanding shares of the Company currently beneficially own approximately 20.5% of our outstanding Common Stock, and 26.7% on a fully diluted basis assuming the exercise of both vested and unvested options and warrants. As such, they have a significant influence over most matters requiring approval by stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which in turn could have a material adverse effect on the market price of the Company’s Common Stock or prevent stockholders from realizing a premium over the market price for their Shares.

We face competition. Some of our competitors have greater financial or other resources, longer operating histories and greater name recognition than we do and one or more of these competitors could use their greater resources and/or name recognition to gain market share at our expense or could make it very difficult for us to establish market share.

authID offers its Verified™ Identity Authentication platform allowing the Company to on-board customers who wish to deploy our services and solutions in order to eliminate passwords and know with biometric certainty the user who is engaging with their systems. authID’s solutions include the ability to verify the identity of a user, via remote identity verification, then enable device and transaction authentication using both device and cloud biometrics and, all digitally signed by the user’s identity. The Company’s platform allows our customers’ users to engage with the Verified platform using commodity, consumer grade mobile or desktop devices via a web-browser or corresponding Android or iOS smartphone app.

In 2022, we exited the payment processing and smart card products manufacturing and printing businesses and accordingly these are not discussed here.

The Company’s proprietary, patented Verified platform allows our customers to establish trust in identity, authenticate and verify an identity without a password but with both device and biometric certainty, and not with phishable passwords or one-time pin codes. authID.ai’s Verified platform has several identity verification and authentication products each facing different competitors and incumbent technologies we can replace.

For onboarding users, employees or customers remotely, Verified delivers seamless identity verification with quick, online identity document verification and facial biometric matching of a selfie to the identity credential photo with iBeta-certified liveness confirmation. Our FIDO2 strong customer authentication and passwordless login product leverages strong identity verification during device authenticator registration to create a digital chain of trust between biometrically verified individuals, their accounts, and their devices. Our FIDO2 authentication service also eliminates the risks and costs of legacy passwords and phishable MFA such as one-time pin codes. Rooted to a trusted biometric identity obtained during the identity verification and onboarding process, our Verified biometric multi-factor authentication offers high-assurance, biometric, cloud-based, multi-factor authentication to secure selected transactions.

In reviewing the competitors that exist for the Company’s current and planned platform products relating to the three main elements of identity management: the establishing of identity, use of identity through device-based biometric authentication, and use of identity through cloud-based biometric verification, the Company considers a number of factors. authID’s platform utilizes an Identity as a Service (IDaaS) approach which combines the three elements into a single fast, secure, and fully automated, platform. authID believes that this full stack platform approach is exceptional in that it offers documentary identity verification, FIDO device authentication, and cloud based, biometric, multi-factor verification covering digital account access and transaction confirmation use cases for both consumer and workforce applications. The competitive landscape includes several companies that mainly address only one element, with some addressing multiple elements independently without a seamless integration between them.

In looking further at our competition, the Company does not consider providers which are major conglomerates with vertically integrated cybersecurity companies, due to the vast array of services which they offer. Furthermore, some of the competitors which do offer solutions for digital use cases, are major legacy providers offering hardware heavy solutions principally for governmental users. These include Idemia, NEC, Thales, and Supercom. This is in contrast to authID’s Identity authentication platform approach which is based on offering app and browser-based software products which are usable on mobile and desktop computing devices without additional hardware requirements.

To further breakdown the competitive landscape into companies that provide identity proofing we consider the following competitors: Jumio, Au10Tix, OnFido, Mitek, Trulioo, Daon, Stripe, ID.me, Veriff, Incode, SumSub, and Acuant. Companies that provide only a single solution may be seeking to combine with authentication and biometric verification technology providers to expand their ID proofing solutions’ capabilities. authID offers Identity Verification, which is used once at enrollment, whereas our authentication service is used over and over in a recurring revenue model. In appropriate cases we may decide to cooperate with these entities and yield the one-time revenue to gain the recurring authentication revenue.

Another aspect of the competitive landscape is device-based authentication products using the FIDO2 passwordless standard. Companies that are believed to be competing with authID in this area are: HYPR, Strongkey, Daon, Trusona, Duo, Keyless, 1Kosmos, Beyond Identity, Yubico, and Transmit Security.

authID believes that the added security of combining integrated cloud biometric authentication with device based FIDO2 authentication with integrated cloud biometric authentication meets the Zero Trust mandates for unphishable authentication that provides both device and identity signals of a user. Further the simplicity of looking at your phone to “trust your selfie” should compete well against these incumbents, and offer a more adoptable, ubiquitous, and cost-effective solution without dedicated hardware.

Finally, looking at the competitive landscape for cloud-based biometric identity authentication applications the companies that are believed to be competing with authID in this area are Jumio, Incode, OnFido, Aware, Acuant, Au10Tix, and 1Kosmos.

There are new entrants into each of these markets continually. Each competitor may have a different offering or approach to solve similar problems, which overlap with those of the Company. Some competitors also include manufacturers who provide systems, or platform solutions to third party operators and, therefore, do not directly compete with the Company, which operates its own systems.

The resources available to our competitors to develop new products and introduce them into the marketplace exceed the resources currently available to us. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time that we can. This intense competitive environment may require us to make changes in our products, pricing, licensing, services, distribution, or marketing to develop a market position. Each of these competitors has the potential to capture market share in our target markets which could have an adverse effect on our position in our industry and on our business and operating results.

Government regulation could negatively impact the business.

We do not have or require any approval from government authorities or agencies in order to operate our regular business and operations. However, data protection legislation in various countries in which the Company does business (including Colombia and the United Kingdom) may require it to register its databases with governmental authorities in those countries and to comply with additional disclosure and consent requirements with regard to the collection, storage and use of personal information of individuals resident in those countries. To the extent that our business is based on Governmental Contracts, the relevant government authorities will need to approve us as a supplier and the terms of those contracts. However, it is possible that any proposed expansion to our business and operations in the future would require government approvals. Due to the security applications and biometric technology associated with our products and platforms the activities and operations of our company are or could become subject to license restrictions and other regulations, such as (without limitation) export controls and other security regulation by government agencies. As indicated in “We are exposed to risks in operating in foreign markets” above, the imposition of sanctions on particular countries, entities or individuals would prevent us from doing business with such countries, entities or individuals. If our existing and proposed products become subject to licensing, export control and other regulations, we may incur increased costs necessary to comply with existing and newly adopted or amended laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations (and amendments thereto) relating to our business or industry.

Some states in the United States have adopted legislation governing the collection, use of, and storage of biometric information and other states are considering such legislation. Specifically, several states are considering adopting a Biometric Information Privacy Act, or BIPA modelled on the Illinois statute, which governs the collection, processing, storage and distribution of biometric information such as facial biometric templates and fingerprints. Several of these new statutes give individuals rights of action to sue violators, which have resulted in a number of class action lawsuits. The widespread adoption of such legislation could result in restrictions on our current or proposed business activities, or we may incur increased costs to comply with such regulations. In addition, a new privacy law took effect in California at the beginning of 2020, and in Maine in July 2020, and other states, such as New York are considering additional legislation. Specifically, several states have adopted or are considering adopting a Biometric Information Privacy Act, or BIPA modelled on the Illinois statute, which governs the collection, processing, storage and distribution of biometric information such as facial biometric templates and fingerprints. Several of these new statutes give individuals rights of action to sue violators, which have resulted in a number of class action law suits. These regulations could have a significant impact on our businesses.

Our business is subject to changing regulations regarding corporate governance, disclosure controls, internal control over financial reporting and other compliance areas that will increase both our costs and the risk of noncompliance. If we fail to comply with these regulations, we could face difficulties in preparing and filing timely and accurate financial reports.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act. We are also subject to the corporate governance and other listing rules of the Nasdaq Stock Market. Maintaining compliance with these rules and regulations, particularly after we cease to be an emerging growth company, will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place increased strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and at the time we cease to be an emerging growth company and a smaller reporting company, we will be required to provide attestation that we maintain effective disclosure controls and procedures by our registered public accounting firm. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal control also could adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that are required to include in our periodic reports filed with the SEC, under Section 404(a) of the Sarbanes-Oxley Act or the annual auditor attestation reports regarding effectiveness of our internal controls over financial reporting that we will be required to include in our periodic reports filed with the SEC upon our ceasing to be an emerging growth company and a smaller reporting company, unless, under the JOBS Act, we meet certain criteria that would require such reports to be included prior to then, under Section 404(b) of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of shares of our Common Stock.

In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting going forward, we will need to expend significant resources and provide significant management oversight. There is a substantial effort involved in continuing to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts will also involve substantial accounting-related costs. We may experience difficulty in meeting these reporting requirements in a timely manner.

As disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2023, we had a material weakness in our control over financial reporting as of June 30, 2023.  Management has taken action to implement a plan to remediate the various elements of this material weakness, with immediate effect in relation to the financial statement for the quarter ending September 30, 2023. The remediation plan is to undertake a review of the Company’s activities during each quarter in order to identify any potential complex accounting matters and then to engage a CPA advisory firm to review the proposed accounting treatment on any complex accounting matters that may arise in the future.

If we are unable to appropriately implement and maintain this remediation plan and maintain any other necessary controls currently in place or that we implement in the future and pending such implementation, or if any difficulties are encountered in their implementation or improvement, (1) our management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting, which would cause us to fail to meet our reporting obligations, (2) misstatements in our financial statements may occur that may not be prevented or detected on a timely basis and (3) we may be deemed to have significant deficiencies or material weaknesses, any of which could adversely affect our business, financial condition and results of operations.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, our stock price could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our amended and restated bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of ours to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or the bylaws; and (iv) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware Forum Provision.

Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the Delaware Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, we are eligible to delay the adoption of new or revised accounting standards applicable to public companies until those standards apply to private companies, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The Company has adopted and will be adopting all standards as they become effective for public companies.

We also take advantage of reduced disclosure requirements, including regarding executive compensation. If we remain an “emerging growth company” in the future, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We may take advantage of these provisions at least until December 31, 2024. However, if certain events occur prior to such date, including if we are deemed a “large accelerated filer” under the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non- convertible debt in any three-year period, we may cease to be an emerging growth company prior to such date.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Common Stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may decline and/or become more volatile.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market. Our failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a de-listing of our Common Stock.

On January 25, 2023 the Company received a notice letter from the Listing Qualifications staff of the NASDAQ Stock Market LLC (“Nasdaq”) that it was not in compliance with the Nasdaq Listing Rule 5550(a)(2) that the Company maintain a bid price for the Company’s common stock above $1.00 per share (the “Bid Price Requirement”). On April 4, 2023, the Company received a notice letter from the Listing Qualifications staff of Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(1) (“Rule 5550(b)(1)”) as the Company’s stockholders’ equity of $283,536, as reported on the Company’s Annual Report on Form 10-K for the period ended December 31, 2022, was below $2.5 million, which is the minimum stockholders’ equity required for compliance with Rule 5550(b)(1). Further, as of April 3, 2023, the Company did not meet the alternative compliance standards relating to the market value of listed securities, or net income from continuing operations. As a result of the closing of the Offering and the Note Exchange in May 2023, the Company’s total stockholder equity is approximately $9.6 million, as reported on the Company’s Form 10-Q for the period ended June 30, 2023. On May 30, 2023, the Company received notice from Nasdaq, that Nasdaq Staff has determined, that the Company complies with Rule 5550(b)(1), subject to its review of the aforementioned quarterly report on Form 10-Q. As a result of the 1 for 8 reverse stock split effective July 7, 2023, the Company received notice on July 24, 2023 from Nasdaq that the Company is now in compliance with the Bid Price Requirement and the matter raised by their letter of January 25, 2023 is now closed.

We cannot assure you that we will be able to comply with the continuing listing requirements that we are required to meet in order to maintain a listing of our Common Stock on the Nasdaq Capital Market. If we fail to satisfy the continued listing requirements of the Nasdaq Capital Market, such as the corporate governance requirements or the minimum stockholder’s equity requirement, the Nasdaq Capital Market may take steps to de-list our Common Stock. Such a de-listing would likely have a negative effect on the price of our Common Stock and would impair our stockholders’ ability to sell or purchase our Common Stock when they wish to do so. In the event of a de-listing, we would take actions to restore our compliance with the Nasdaq Capital Market’s listing requirements, but we can provide no assurance that any action taken by us would result in our Common Stock becoming listed again, or that any such action would stabilize the market price or improve the liquidity of our Common Stock.

Sales of a substantial number of shares of our Common Stock in the public market by our existing stockholders could cause our share price to fall.

Sales of a substantial number of shares of our Common Stock in the public market, or the perception that these sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Common Stock.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our Common Stock, our stock price and trading volume could decline.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analysts who may cover us were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The market price of our common stock has been volatile and your investment in our stock could suffer a decline in value.

The market price of our common stock has experienced significant price and volume fluctuations. For example, during the three year period ended December 31, 2022 and through June 30, 2023, the closing price of our common stock ranged from $2.40 to $141.44. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our stock caused by changes in our operating performance or prospects and other factors.

Some specific factors, in addition to the other risk factors identified above, that may have a significant effect on the price of our stock, many of which we cannot control, include but are not limited to:

●	our announcements or our competitors’ announcements of technological innovations;

●	quarterly variations in operating results;

●	changes in our product pricing policies or those of our competitors;

●	claims of infringement of intellectual property rights or other litigation;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	changes in our growth rate or our competitors’ growth rates;

●	developments regarding our patents or proprietary rights or those of our competitors;

●	our inability to raise additional capital as needed;

●	changes in financial markets or general economic conditions;

●	sales of stock by us or members of our management team or Board; and

●	changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally

We do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, investors should not rely on an investment in our Common Stock as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

There has been a limited public market for our Common Stock, and we do not know whether one will develop to provide investors adequate liquidity. Furthermore, the trading price for our Common Stock, should an active trading market develop, may be volatile and could be subject to wide fluctuations in per-share price.

Our Common Stock is listed on the Nasdaq Capital Market under the trading symbol “AUID.”. We cannot assure investors that an active trading market for our Common Stock will develop or be sustained on the Nasdaq Capital Market. The liquidity of any market for the shares of our Common Stock will depend on a number of factors, including:

●	the number of stockholders;

●	our operating performance and financial condition;

●	the market for similar securities;

●	the extent of coverage of us by securities or industry analysts; and

●	the interest of securities dealers in making a market in the shares of our Common Stock.

Even if an active trading market further develops, the market price for our Common Stock may continue to be highly volatile and could be subject to wide fluctuations. In addition, the price of our Common Stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors and actual or anticipated variations in our quarterly operating results could negatively affect our share price.

The volatility of the price of our Common Stock may also be impacted by the risks discussed under this “Risk Factors” section, in addition to other factors, including:

●	developments in the financial markets and worldwide or regional economies;

●	announcements of innovations or new products or services by us or our competitors;

●	announcements by the government relating to regulations that govern our industry;

●	significant sales of our Common Stock or other securities in the open market;

●	variations in interest rates;

●	changes in the market valuations of other comparable companies; and

●	changes in accounting principles.

Financial Industry Regulatory Authority (“FINRA”) sales practice requirements may also limit a stockholder’s ability to buy and sell our common stock, which could depress the price of our common stock.

FINRA has adopted rules that require a broker-dealer to have reasonable grounds for believing that the investment is suitable for that customer before recommending an investment to a customer. Prior to recommending low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. Thus, the FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit their ability to buy and sell our shares of Common Stock, have an adverse effect on the market for our shares of Common Stock, and thereby depress our price per share of Common Stock.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our Common Stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our Common Stock may be negatively affected. In the event that we receive securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the sale of the Shares offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

MARKET FOR OUR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock has traded on the NASDAQ’s Capital Market under the symbol “AUID” since August 24, 2021. Prior to August 24, 2021, our common stock traded on the OTC Markets under the symbols “IDTY” and “IDTYD”.

Stockholders

As of July 31, 2023, there were 174 stockholders of record, which total does not include stockholders who hold their shares in “street name.” The transfer agent for our common stock is Computershare Trust Company N.A., PO Box 43006, Providence, RI, 02940.

Dividends

We have not paid any dividends on our Common Stock to date. We do not anticipate that we will pay dividends in the foreseeable future but rather intend to use any future earnings for the development and expansion of our business. Any future payment of cash dividends on our Common Stock will be dependent upon (i) the amount of funds legally available, (ii) our earnings, if any, (iii) our financial condition, (iv) anticipated capital requirements, and (v) all other factors as our board of directors may find relevant at the time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

authID Inc. is a leading provider of secure, authentication solutions delivered by our easy to integrate Verified platform. Our Verified platform binds strong passwordless authentication with biometric identity, which offers our customers a streamlined path to zero trust architecture. Verified FIDO2 passwordless authentication is certified by the FIDO Alliance to be compliant and interoperable with FIDO specifications.

The explosive growth in online and mobile commerce, telemedicine, remote working and digital activities of all descriptions is self-evident to everyone who lived through the Covid 19 pandemic since 2020. Identity theft, phishing attacks, spear-phishing, password vulnerabilities, account takeovers, benefits fraud - it seems like these words have entered our daily lexicon overnight. These are significant impediments to the operations and growth of any business or organization, and dealing with the risks and consequences of these criminal activities has created significant friction in both time, cost and lost opportunity. Consider all the outdated methods that organizations have implemented in order to prevent fraud. The requests to receive and enter one-time passwords, that can be easily hijacked. The vulnerable security questions you get asked – whether on-line or when reaching out to a call center – what was your first pet’s name? who was your best friend in high school? These steps all add up to friction, making it difficult for consumers to login, transact and execute daily tasks, with little added protection from fraud. Surely there is a better way to address these challenges? authID believes there is.

authID provides secure, facial biometric, identity verification, and strong customer authentication. We maintain a globally accessible, cloud-based Verified platform for our enterprise customers or employees to enable their users to easily verify and authenticate their identity through a mobile device, laptop, or desktop (with camera) of their choosing (without requiring dedicated hardware, or authentication apps). We can help our customers establish a proven identity, creating a root of trust that ensures the highest level of assurance for our passwordless login and step-up verification products. Our system enables participants to consent to transactions using their biometric information with a digitally signed authentication response, embedding the underlying transaction data and each user’s identity attributes within every electronic transaction message processed through our platform.

Digital transformation across all market segments requires trusted identity. Our identity platform offers innovative solutions that are flexible, fast and easy to integrate and offer seamless user experiences. authID’s products help advance digital transformation efforts without the fear of identity fraud, while delivering frictionless user experiences. We believe that it is also essential that electronic transactions have an audit trail, proving that the identity of the individual was duly authenticated. Our platform provides biometric and multi-factor identity software, which are intended to establish, authenticate and verify identity across a wide range of use cases and electronic transactions.

authID’s products focus on the broad requirement for enabling frictionless commerce by allowing an entity to instantly “Recognise their Customer”, their Employee or their Member. Organizations of all descriptions require cost-effective and secure means of growing their business while mitigating identity fraud. We aim to offer our enterprise customers products that can be integrated easily into each of their business and organizational operations, in order to facilitate their adoption and enhance the end user customer experience.

Our management believes that some of the advantages of our Verified Platform approach are the ability to leverage the platform to support a variety of vertical markets and the adaptability of the platform to the requirements of new markets and new products requiring cost-effective, secure, and configurable mobile solutions. Our target markets include cybersecurity, workforce, banking, fintech and other disrupters of traditional commerce, small and medium sized businesses, and system integrators working with government and Fortune 1000 enterprises. At its core, the Company’s offering, combining its proprietary and acquired biometric and artificial intelligence technologies (or AI), is intended to facilitate frictionless commerce, whether in the physical or digital world. The Company intends to continue its investment in developing, patenting and acquiring the various elements necessary to enhance the platform, which are intended to allow us to achieve our goals. One of the principal intended areas of investment is to enhance and expand our use of artificial intelligence in proprietary software, that we believe will increase our value to enterprise customers and stockholders alike.

authID is dedicated to developing advanced methods of protecting consumer privacy and deploying ethical and socially responsible AI. We believe that a proactive commitment to ethical AI presents a strong business opportunity for authID and will enable us to bring more accurate products to market more quickly and with less risk to better serve our global user base. Our methods to achieve ethical AI include engaging the users of our products with informed consent, prioritizing the security of our user’s personal information, considering and avoiding potential bias in our algorithms, and monitoring of algorithm performance in our applications.

The Company also owns an entity in Colombia, MultiPay. On May 4, 2022, the Board approved a plan to exit from certain non-core activities comprising the MultiPay correspondent bank, payments services in Colombia and the Cards Plus cards manufacturing and printing business in South Africa. On August 29, 2022 the Company completed the sale of Cards Plus business. On June 30, 2023, the Company completed the exit of MultiPay business. See Discontinued Operations.

The Company was incorporated in the State of Delaware on September 21, 2011 and changed our name to authID Inc. on July 18, 2022.

Our Common Stock is traded on the Nasdaq Capital Market under the trading symbol “AUID”. Our main address is 1580 North Logan Street, Suite 660, PMB 51767, Denver, CO 80203 and our main phone number is (516) 274-8700. We maintain a website at www.authID.ai. The information contained on, or that can be accessed through, our websites is not incorporated by reference into this prospectus and is intended for informational purposes only.

Going Concern

The Company’s audited consolidated financial statements for the year ended December 31, 2022 and the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2023 included in this Registration Statement have been prepared in accordance with United States GAAP assuming the Company will continue on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next year following the issuance date of these financial statements.

As of June 30, 2023, the Company had an accumulated deficit of approximately $156.0 million. For the six months ended June 30, 2023, the Company earned revenue of approximately $0.07 million, used $4.2 million to fund its operations, and incurred a net loss from continuing operations of approximately $15.9 million. The continuation of the Company as a going concern is dependent upon financial support from the Company’s stockholders and noteholders, the ability of the Company to obtain additional debt or equity financing to continue operations, the Company’s ability to generate sufficient cash flows from operations, successfully locating and negotiating with other business entities for potential acquisition and /or acquiring new clients to generate revenues and cash flows.

During the quarter ended June 30, 2023, the Company secured additional financing of approximately $6.4 million net, which provides funding for its current operations as it continues to invest in its product, people, and technology. Although there is no guarantee, the Company projects that the investments will lead to revenue expansion thereby reducing liquidity needs. However, in order to further implement its business plan and satisfy its working capital requirements, the Company will need to raise additional capital. There is no guarantee that the Company will be able to raise additional equity or debt financing at acceptable terms, if at all.

There is no assurance that the Company will ever be profitable. The above-referenced consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern. As there can be no assurance that the Company will be able to achieve positive cash flows (become cash flow profitable) and raise sufficient capital to maintain operations, there is substantial doubt about the Company’s ability to continue as a going concern.

Adjusted EBITDA

This discussion includes information about Adjusted EBITDA that is not prepared in accordance with GAAP. Adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below. Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net income (loss) adjusted to exclude (1) interest expense and debt discount and debt issuance costs amortization expense, (2) interest income, (3) provision for income taxes, (4) depreciation and amortization, (5) stock-based compensation expense (stock options) and (6) loss on debt extinguishment, and conversion expense on exchange of Convertible Notes and certain other items management believes affect the comparability of operating results. Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliations, provides useful information about our period-over-period results. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management, and it will be a focus as we invest in and grow the business. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:

●	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not include the impact of certain charges or gains resulting from matters we consider not to be indicative of our ongoing operations.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement to our GAAP results.

Three and Six Months Ended June 30, 2023 and June 30, 2022 - Reconciliation of Loss from Continuing Operations to Adjusted EBITDA Continuing Operations:

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022

Loss from continuing operations	$(10,900,320)	$(6,366,520)	$(16,120,559)	$(11,466,525)

Addback:

Interest expense, net	282,109	459,262	1,082,182	493,904
Other income	(1,160)	-	(1,160)	(3,240)
Loss on debt extinguishment	380,741	-	380,741	-
Conversion expense	7,476,000	-	7,476,000	-
Severance cost	-	-	811,041	150,000
Depreciation and amortization	76,019	244,448	152,036	460,833
Taxes	3,255	7,316	3,255	8,100
Non-cash recruiting fees	(54,000)	-	438,000	-
Stock compensation	1,055,690	2,632,118	1,895,711	4,499,107
Adjusted EBITDA continuing operations (Non-GAAP)	$(1,681,666)	$(3,023,376)	$(3,882,753)	$(5,857,821)

Three and Six Months Ended June 30, 2023 and June 30, 2022 – Continuing Operations

Revenues, net

During the three and six months ended June 30, 2023, the Company’s revenues from Verified software licenses were approximately $36,000 and $72,000 compared to approximately $51,000 and $87,000 in the three and six months ended June 30, 2022. Verified software license revenue increased as we acquired new customers decreased due to certain one-time revenue customers in prior year periods.

Legacy authentication services revenues were $1,000 and $3,000, respectively during the three months and six months ended June 30, 2023 compared to approximately $15,000 and $145,000, respectively for the three months and six months ended June 30, 2022. Revenue from Legacy authentication services dropped significantly as the Company phased out older product offerings in 2022.

General and administrative expenses

During the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022, general and administrative expense decreased by approximately $2.1 million and $2.5 million principally due to the Company’s Labor Reduction Plan and other cost saving measures resulting in lower headcount costs and lower third party vendors costs.

Research and development expenses

During the three-month and six-month periods ended June 30, 2023 compared to June 30, 2022, research and development expenses decreased by approximately $0.9 million and $1.2 million as the Company as the Company implemented the Labor Reduction Plan and decreased staffing and third party resources.

Depreciation and amortization expense

During the three and six months ended June 30, 2023 compared to June 30, 2022, depreciation and amortization expense was approximately $0.2 and $0.3 million less as the Company reduced the value of certain legacy business asset values.

Interest expense, net

Interest expense, net includes interest expense, debt issuance and discount amortization expense. Interest expense decreased by approximately $0.2 million during the three month period ended June 30, 2023 compared to June 30, 2022 principally due to the conversion of convertible notes into common stock in May 2023. Interest expense increased by approximately $0.6 million during the six months ended June 30, 2023 due to the issuance of $9.2 million of convertible notes in mid-March 2022.

Loss on debt extinguishment

During the three and six months ended June 30, 2023, loss on debt extinguishment increased by approximately $0.4 million due to the write-off of unamortized debt issuance costs related to the Initial Promissory Note as the note balance was capitalized and extinguished in the periods. See Note 5 to the unaudited condensed consolidated financial statements “Working Capital Facility”.

Conversion expense

During the three and six months ended June 30, 2023, conversion expense was approximately $7.5 million compared to $0 for the three and six months ended June 30, 2022 as a result of the additional shares issued by the Company in exchange for the Convertible Notes, above the number of shares that the Holders would have received upon conversion at the original conversion price under the Convertible Notes. See Note 6 to the unaudited condensed consolidated financial statements “Convertible Notes Payable”.

Three and Six Months Ended June 30, 2023 and June 30, 2022 – Discontinued Operations

On May 4, 2022, the Board approved a plan to exit from certain non-core activities comprising the MultiPay correspondent bank, payments services in Colombia and the Card Plus cards manufacturing and printing business in South Africa.

Cards Plus business in South Africa

On August 29, 2022, the Company completed the sale of Cards Plus business for a price of $300,000, less $3,272 in costs to sell, and recognized a loss of $188,247 from the transaction. Of the $300,000 gross proceeds, $150,000 was paid on closing and the remaining $150,000 is expected to be paid in a year, which is currently recorded in other current assets as of June 30, 2023.

MultiPay business in Colombia

On June 30, 2023, the Company completed the sale of MultiPay business software for a price of approximately $96,000 including VAT, less $20,000 in fixed assets write-off, and recognized approximately $216,000 net gain from the transaction. The gross proceeds is currently recorded in other current assets as of June 30, 2023.

Results of Operations and Financial Condition for the Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021 – Continuing Operations

Revenues, net

During the year ended December 31, 2022, the Company revenues from Verified software license were approximately $157,000 compared to approximately $65,000 for the year ended December 31, 2021. Verified software license revenue increased as we acquired new customers.

During the year ended December 31, 2022, Legacy authentication services revenues were $371,000 compared to $549,000 for the year ended December 31, 2021. Revenue from Legacy authentication services dropped significantly due to the loss of a large customer that decommissioned a legacy product offering as of April 1, 2022.

General and administrative expenses

During the year ended December 31, 2022, general and administrative expenses increased by approximately $1.8 million compared to the year ended December 31, 2021. General and administrative expenses increased mostly due to the higher non-cash stock-based charges, higher compensation for the sales force and marketing expenses as the Company makes investment in people and marketing its product offering.

Research and development expenses

During the year ended December 31, 2022, research and development expenses increased by approximately $3.4 million as the Company increased staffing and third party resources as it continues to enhance its Verified software. In addition, in the second half of fiscal year 2022 we aligned expenses with resources and activities for fiscal year 2022 which resulted in higher research and development expenses and lower general and administrative expenses.

Depreciation and amortization expense

During the year ended December 31, 2022, depreciation and amortization decreased by approximately $408,000 compared to the year ended December 31, 2021, as the Company reduced the value of certain legacy business assets.

Interest expense, net

Interest expense increased during the year ended December 31, 2022 compared to the year ended December 31, 2021 by $773,000 as the Company issued $9.2 million Convertible Notes in March 2022.

Discontinued operations

The Board of Directors of authID considers it in the best interests of the Company to focus its business activities on providing biometric identity verification products and services by means of our proprietary Verified platform. Accordingly, on May 4, 2022, the Board approved a plan to exit from certain non-core activities comprising the MultiPay correspondent bank, payment services in Columbia and the Cards Plus cards manufacturing and printing business in South Africa.

Cards Plus business in South Africa

On August 29, 2022, the Company completed the sale of Cards Plus business for a price of $300,000, less $3,272 in costs to sell, and recognized a loss of $188,247 from the transaction. Of the $300,000 gross proceeds, $150,000 was paid on closing and the remaining $150,000 is expected to be paid in a year which is currently recorded in other current assets as of December 31, 2022.

MultiPay business in Colombia

The Company is exiting the MultiPay business in Colombia in an orderly fashion, honoring our obligations to employees, customers and under applicable laws and regulations. We plan to maintain our customer support and operations team in Bogota, which performs essential functions to support the global operations of our Verified product.

As of December 31, 2022 all impacted employees left the Company and the Company also paid each employee their compensation entitlements and severance packages under the MultiPay retention plan and obligations under the appropriate statutes.

As of December 31, 2022, the Company is leasing certain MultiPay proprietary software to its one customer. All remaining employees in MultiPay are working for our US operation.

During the year December 31, 2022, Cards Plus revenue was approximately $1,264,000 compared to approximately $1,318,000 during the year ended December 31, 2021. MultiPay revenue in the same periods was approximately $240,000 and $361,000, respectively. Cards Plus had net income from discontinued operations during the year ended December 31, 2022 of approximately $22,000 compared to losses from discontinued operations of approximately $21,000 during the year ended December 31, 2021. MultiPay had losses of approximately $389,000 and $933,000 during the years ended December 31, 2022 and 2021, respectively.

The financial statements of Cards Plus and MultiPay have been classified as discontinued operations as of December 31, 2022, as all required classification criteria under appropriate accounting guidance were met.

Liquidity and Capital Resources

The Company has approximately $6.0 million of cash on hand and approximately $5.5 million of working capital as of June 30, 2023.

Cash used in operating activities was approximately $4.2 million and $6.5 million in the six months ended June 30, 2023 and 2022, respectively.

Cash flows from investing activities for the six months ended June 30, 2023 was$0 and cash used in investing activities for the six months ended June 30, 2022 was $30,000 for certain fixed assets and intangible assets purchases.

Cash provided by financing activities in the six months ended June 30, 2023 consisted of approximately $6.4 million in proceeds from the sale of common stock, net of offering costs, and $0.5 million initial drawdown net of debt issuance costs on the Company’s amended and restated credit facility.

Cash provided by financing activities in the six months ended June 30, 2022 consisted of approximately $3.1 million net proceeds from sale of common stock, net of offering costs and approximately $8 million net proceeds from issuance of convertible notes.

There is no guarantee that our current business plan will not change, and as a result of such change, we will need additional capital to implement such business plan. Further, assuming we achieve our expected growth plan, of which there is no guarantee, we will need additional capital to implement growth beyond our current business plan.

Covid 19

Covid-19 emerged globally in December 2019, and it has been declared a pandemic. Covid-19 is still impacting customers, business, results and financial condition throughout the world. The Company’s day-to-day operations have been impacted differently depending on geographic location and services that are being performed. The Company cannot predict the potential impact of any future pandemics.

Ukraine

The ongoing war in Ukraine may impact the Company and its operations in a number of different ways, which are yet to be fully assessed and are therefore causing uncertainty. The Company works with third party sub-contractors for outsourced services, including software engineering and development, some of whom are based in Eastern Europe, including Russia and Ukraine. The Company also works with outsourced engineers and developers and third-party providers in other parts of the world, including the United States, Eastern Europe and Pakistan. While the continuing impact of this conflict and the response of the United States and other countries to it by means of trade and economic sanctions, or other actions is still unknown, any disruption of our ability to work with such contractors caused by this conflict could require the Company to seek alternative sub-contractors at short notice, which may give rise to additional costs and delays in delivering software and product upgrades.

The uncertainty impacting and potential interruption in energy and other supply chains resulting from military hostilities in Europe and the response of the United States and other countries to it by means of trade and economic sanctions, or other actions, may give rise to increases in costs of goods and services generally and may impact the market for our products as prospective customers reconsider additional capital expenditure, or other investment plans until the situation becomes clearer. On the other hand, the threat of increased cyber-attacks from Russia or other countries may prompt enterprises to adopt additional security measures such as those offered by the Company.

For so long as the hostilities continue and perhaps even thereafter as the situation in Europe unfolds, we may see increased volatility in financial markets which may make it more difficult for the Company to raise additional capital at the time when it needs to do so, or for financing to be available on acceptable terms. All or any of these risks separately, or in combination, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Macro-Economic Conditions

The global economy has been undergoing a period of political and economic uncertainty and stock markets are experiencing high levels of volatility, and it is difficult to predict how long this uncertainty and volatility will continue. The continuing war in Ukraine, inflationary pressures, rising energy prices and increases in interest rates have impacted the United States and other major economies and have created uncertainty regarding a possible recession. As a result, many businesses, especially in the technology sector have made significant cut-backs in expenditure, including reductions in force and investment freezes. Our sales and results are also impacted by the changes in levels of spending on identity verification, management and security methods, and thus, negative trends in the global economy and other factors which negatively impact such spending may negatively impact the growth of our revenue from those products.

 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is deemed by our management to be material to investors.

Recent Accounting Policies

The recent material accounting policies that may be the most critical to understanding of the financial results and conditions are discussed in Note 1 of the unaudited financial statements.

BUSINESS

Overview

authID Inc. (together with its subsidiaries, the “Company”, “authID”, “we” or “our”) is a leading provider of secure, authentication solutions delivered by our easy to integrate VerifiedTM platform. Our Verified platform binds strong passwordless authentication with biometric identity, which offers our customers a streamlined path to zero trust architecture. Verified FIDO2 passwordless authentication is certified by the FIDO Alliance to be compliant and interoperable with FIDO specifications.

The explosive growth in online and mobile commerce, telemedicine, remote working and digital activities of all descriptions is self-evident to everyone who lived through the Covid 19 pandemic since 2020. Yet this has been coupled with a rampant rise in identity theft, phishing attacks, spear-phishing, password vulnerabilities, account takeovers and benefits fraud. Cyberattacks that are the result of compromised credentials are significant impediments to the operations and growth of any business or organization, and dealing with the risks and consequences of these criminal activities has created significant friction in time, cost and lost opportunity. Consider all the outdated methods that organizations have implemented in order to prevent fraud. The requests to receive and enter one-time passwords, that can be easily hijacked. The vulnerable security questions you get asked – whether on-line or when reaching out to a call center – what was your first pet’s name? who was your best friend in high school? These steps all add up to friction, making it difficult for consumers to login, transact and execute daily tasks, with little added protection from fraud. Surely there is a better way to address these challenges. authID believes there is.

authID provides secure, biometric, identity verification, and strong passwordless and biometric authentication for both consumer and workforce applications. We maintain our globally accessible, cloud-based Verified platform for our enterprise customers to enable their users to easily verify and authenticate their identity through a mobile device, laptop, or desktop, without requiring dedicated hardware, or authentication apps. We can help our customers establish a proven identity, creating a root of trust that ensures the highest level of assurance for our phishing resistant, passwordless login and step-up authentication products. Our patented technology enables participants to consent to transactions using their biometric information with a digitally signed authentication response, embedding the underlying transaction data and each user’s identity attributes within every electronic transaction message processed through our platform.

Digital transformation across all market segments requires trusted identity. Our Verified platform offers innovative solutions that are flexible, fast and easy to integrate and offer seamless user experiences. authID’s products help advance digital transformation efforts without the fear of identity fraud, while delivering frictionless user experiences. We believe that it is also essential that electronic transactions have an audit trail, proving that the identity of the individual was duly authenticated. Our platform provides biometric and multi-factor identity software, which are intended to establish, authenticate and verify identity across a wide range of use cases and electronic transactions.

authID’s products focus on the broad requirement for enabling frictionless commerce by allowing an entity to instantly “Recognise Your Customer” or employees. Organizations of all descriptions require cost-effective and secure means of growing their business while mitigating identity fraud. We aim to offer our enterprise customers products that can be integrated easily into each of their business and organizational operations, in order to facilitate their adoption and enhance the end user customer or employee experience.

Our management believes that some of the advantages of our Verified Platform approach are the ability to leverage the platform to support a variety of vertical markets and the adaptability of the platform to the requirements of new markets and new products. Verified is a cost-effective, secure, and configurable mobile solution. Our target markets include banking, fintech, healthcare and other disrupters of traditional commerce, small and medium sized businesses, and system integrators working with government and Fortune 1000 enterprises. At its core, the Company’s offering, combining its proprietary and acquired biometric and artificial intelligence technologies (or AI), is intended to facilitate frictionless commerce, whether in the physical or digital world. The Company intends to continue its investment in developing, patenting and acquiring the various elements necessary to enhance the platform, including our use of artificial intelligence in proprietary software, which are intended to allow us to achieve our goals.

authID is dedicated to developing advanced methods of protecting consumer privacy and deploying ethical and socially responsible AI. We believe that a proactive commitment to ethical AI presents a strong business opportunity for authID and will enable us to bring more accurate products to market more quickly and with less risk to better serve our global user base. Our methods to achieve ethical AI include engaging the users of our products with informed consent, prioritizing the security of our user’s personal information, considering and avoiding potential bias in our algorithms, and monitoring of algorithm performance in our applications.

On May 4, 2022, the Board of Directors of authID approved a plan to exit from certain non-core activities comprising the MultiPay correspondent bank payments services in Colombia and the Cards Plus cards manufacturing and printing business in South Africa (“Cards Plus business”). On August 29, 2022 the Company executed and completed the sale of the Cards Plus business. As of December 31, 2022 and 2021, Cards Plus Pty Ltd., MultiPay S.A.S., and IDGS S.A.S assets are presented as assets held for sale on the Company’s Consolidated Balance Sheets and their operations presented as discontinued operations in the Consolidated Statements of Operations as they met the criteria for discontinued operations under applicable accounting guidance.

We were incorporated in the State of Delaware on September 21, 2011, and changed our name from Ipsidy Inc. to authID Inc. on July 18, 2022.

Our Common Stock is traded on the Nasdaq Capital Market under the trading symbol “AUID”. Our corporate headquarters is located at 1580 North Logan Street, Suite 660, Unit 51767, Denver, CO 80203 and our main phone number is (516) 274-8700. We maintain a website at www.authid.ai. The information contained on, or that can be accessed through, our websites is not incorporated by reference into this prospectus and is intended for informational purposes only.

Global Market Opportunity

The drive towards digital transformation since 2020 and the COVID-19 pandemic as well as the rampant growth in fraud that exploits human vulnerability have contributed significantly to several market trends driving growth and demand for stronger, more secure identity verification and authentication solutions and services such as those authID provides. The accelerated pace of digital transformation at the enterprise level has been driven largely by the increased demands for online goods and sharing-economy services by consumers. The shift to working from home, and the remote IT challenges this lifestyle change presents is also driving opportunities for strong workforce identity and application access authentication. Today, even as more companies started return to work in the office, data show that millions of workers will continue to work remotely and hybrid, a long-term shift that will require enhanced security across many industry sectors.

Unfortunately, the increase in remote work and digital, non-face-to-face commerce has also resulted in increased fraud, phishing scams and cyber security risks. These trends, as well as increased regulation mandates by governments, whether Federal, State, local or international, are key drivers of the need for improved processes to verify and authenticate identities.

Digital Transformation

Digital transformation, or the integration of digital technology into all areas of a business, is fundamentally changing how organizations operate and deliver value to customers. The global disruption of the last two years dramatically increased the need for organizations to be more agile to meet changing markets, evolving technology and consumer demands. According to IBM research, more than 60% of surveyed executives are using this period of change to rapidly advance their enterprise’s transformation (IBM Institute for Business Value “Digital Transformation Report” 2021). A McKinsey Global Survey of executives found that companies have accelerated the digitization of their customer and supply-chain interactions and of their internal operations by three to four years (McKinsey, October 2020). According to Statista, spending on digital transformation will grow from $1.8 trillion in 2022 to $3.4 trillion by 2026. Statista also forecasts that as much as 65% of the world’s gross domestic product will be digitalized by 2022 (Statista “Spending on digital transformation technologies and services worldwide from 2017 to 2026” Nov, 2022).

Digital and mobile technologies have significantly changed people’s lives in a remarkably short time, including how we work, shop, socialize and bank. Escalating increases in mobile application downloads for digital goods and services by even the most reluctant consumers, dramatically altered service delivery across broad market segments, creating lasting effects that we believe are likely to stay.

Enterprises that were able to, scrambled to reduce reliance on physical outlets and to drive customers to remote digital channels offering seamless and secure user experiences. Electronic services—from mobile banking to online grocery shopping to tele-medicine—have increased multifold since 2020.

The Increase in Identity Fraud and Social Engineering Attacks

The increased demand for online services, remote working and digital convenience, has created another challenge for organizations– the need to improve cybersecurity measures. We believe that criminals have never been more active in using stolen data or credential-stuffing attacks in attempts to infiltrate corporate networks.

Today, legacy methods of authenticating identity online including passwords and one-time pin codes, or knowledge-based questions no longer create a safe digital world. Nearly every day, we read about significant data breaches at large organizations including Twilio, Cisco, Intuit, and recently PayPal. All of them have one thing in common. The hackers all used social engineering attacks that exploited human behavior and, in particular, vulnerable, legacy MFA technology. As quickly as Chief Technology and Information Officers, and Identity Access Management Architects supplement passwords with phishable, one-time passwords or clunky push MFA apps, hackers are finding new ways to exploit security’s ‘human’ element. In the 2022 Verizon Data Breach Investigation Report, the human element was identified as the root cause of 82% of 4,000 data breaches studied. Juniper Research forecasts that the total number of exposed records from data breaches will grow by 33% over the next four years, reaching 27.5 billion in 2027.

So, after 60 years of passwords, we believe the market is in the midst of a fundamental evolution in the science of authentication, with a renewed push to replace these hated and insecure credentials with cryptographic FIDO2 passkeys, or a FIDO token bound to a device. According to Research and Markets, the market for Passwordless Authentication is projected to grow over the next 10 years at a compound annual growth rate (“CAGR”) of more than 16%, to almost $54 billion by 2030, from approximately $13 billion today. North America is expected to dominate the global passwordless authentication market, currently accounting for at least 38% of the worldwide market. Further, with the data indicating that banking and healthcare are dominating the shift to passwordless authentication, we feel confident that we are targeting the right market segments.

Passwords are not only ripe for compromise. They also cost organizations time and money. Estimates indicate that an organization with 15,000 employees can lose annually up to $4 million in productivity, with employees spending over 12 hours per year on remembering, searching for and resetting passwords. Organizations also allocate significant IT resources to manage and store passwords. Forrester Research has stated that the average help desk labor cost for a single password reset is about $70. (Forrester Research “Best Practices: Selecting, Deploying, And Managing Enterprise Password Managers” 2018) Forrester Research determined that large organizations spend up to $1 million per year on staffing and infrastructure to handle password resets alone.

MarketsandMarkets, the B2B research firm, projects that the global digital identity solutions market will grow from $27.9 billion in 2022 to $70.7 billion by 2027, at a five-year CAGR of 20.4%. The company attributes this significant growth to the increase in identity-related frauds and data breaches, as well as compliance with existing and upcoming regulations. The firm further predicts that the market for digital identity and document verification services, a subset of the digital identity market, offers significant potential for growth opportunities, with revenues to rise from $9.9 billion in 2022 to $18.6 billion by 2027 (MarketsandMarkets “Digital Identity Solutions Market- Global Forecast to 2027” 2022 and “Identity Verification Market Global Forecast to 2027” 2022).

The Drive for Zero Trust Security

The term ‘Zero Trust’ first coined in 2010, by Forrester analyst John Kindervag, declares that all network traffic is untrusted and that any request to access any resource must be done securely. (Forrester Research “Build Security Into Your Network’s DNA: The Zero Trust Network Architecture”, 2010). Zero Trust requires that all users, both inside or outside the organization’s network, be authenticated before being allowed to access applications and data.

In 2021, as the rate of cybercrime, digital fraud and ransomware spiraled upward, the Biden Administration issued an executive order (the “Biden Order”) calling on the U.S. government to institute “bold changes and significant investments” in security measures to better insulate federal networks from attack. This was followed by the White House Office of Management and Budget in October 2021 defining a “zero trust” strategy, outlining the security architecture required to overhaul federal cybersecurity practices. In January 2022, the Administration gave federal agencies until the end of the fiscal year 2024 to “achieve specific zero trust security goals.”

The Zero Trust approach will likely further drive nationwide adoption of multi-factor authentication (MFA), the requirement of additional verification factors, so users cannot log in with just a username and password. Solutions for achieving zero trust are not likely to include legacy MFA options like vulnerable one-time pin codes or easy-to-discover, knowledge-based questions like “What was the make of your first car?” The Biden Order specifically stated that “agency systems must discontinue support for authentication methods that fail to resist phishing, including protocols that register phone numbers for SMS or voice calls, supply one-time codes, or receive push notifications” Attacks on these legacy methods have proven enterprises will need stronger authentication alternatives to establish trust and defend against highly sophisticated cybercriminal networks.

The Biden Order is expected to drive deployment of upgraded security methods by both the federal government and private sector businesses that contract with the government. We may also expect to see a change from security vendors and enterprise organizations across a range of market segments, as they look to the Biden Order for guidance. In the post-COVID-19 scenario, the global zero trust security market size is projected to grow from $ 27.4 billion in 2022 to $ 60.7 billion by 2027, recording a CAGR of 17.3% from 2022 to 2027 (MarketsandMarkets, “Zero-Trust Security Market Global Forecast to 2027” ). Furthermore, in a recent survey conducted by Okta, “The State of Zero Trust Security 2022” they predicted that zero trust option rates passed a critical threshold in 2022. The Okta survey found that more than half of the organizations surveyed (55%) have a Zero Trust initiative in place, and the vast majority (97%) plan to have one in the coming 12 to 18 months.

Remote Working

Over the last three years, the pandemic’s stay-at-home mandates accelerated the transition to remote and hybrid work across many industries. Today, even as more companies started return to work in the office, data show that millions of workers will continue to work remotely and hybrid.

While remote, decentralized teams and hybrid work environments have become common, remote work can also increase opportunities for hackers to infiltrate corporate networks. Enterprise IT organizations must now address new IT requirements and cyber challenges generated in the work from home environment. Studies have also shown that employees are more likely be distracted when working from home and more susceptible to phishing scams. According to Equifax, cyber- attacks are much more likely to occur through mundane errors like a user choosing an easy-to-guess password or not changing the default password on something like a router.

To meet the increased enterprise security and mobility needs of this expanded remote workforce, IT decision makers are reassessing their data protection strategies in an effort to secure these remote workers and protect company assets. While IT continues to drive password hygiene through security training sessions, we believe legacy tools like one-time pin codes and knowledge-based authentication are no longer effective in mitigating risks.

The result is increased demand for next-generation biometric authentication technology and a greater urgency to transform quickly. According to Ranjit Atwal, Senior Research Director at Gartner, “Through 2024, organizations will be forced to bring forward digital business transformation plans by at least five years. Those plans will have to adapt to a post-COVID-19 world that involves permanently higher adoption of remote work and digital touchpoints

The FIDO Alliance – The Mission To Eliminate Passwords

The reliance on passwords has long been acknowledged as highly frustrating for users, costly for organizations to maintain and reset quickly, as well as one of the weakest security practices for user authentication. The reuse of the same passwords by individuals across multiple sites, the massive data breaches targeting user credentials, and widespread phishing efforts by hackers to entice users to ‘reveal’ passwords create security risks for every organization.

The Fast Identity Online (“FIDO”) Alliance was formed in 2012 to address the security risks to enterprises and the problems individual users face in creating and remembering multiple usernames and passwords. FIDO compliant solutions eliminate passwords by using the combination of biometric verification and device authentication via cryptographic security, thereby speeding up and securing user login. FIDO Alliance members include global leaders and household names in technology and across enterprise software, payments, banking, telecom, ecommerce, identity, government, and healthcare (https://fidoalliance.org/members/). This cross-industry coalition works jointly to develop interoperable authentication standards that reduce reliance on passwords with authentication that is more secure, private, and easier to use.

In 2022, three of the world’s largest tech companies – Apple, Microsoft, and Google (Alphabet) – each pledged passwordless initiatives and lauded FIDO2 standards that enable passkey technology. As members of the FIDO Alliance, we also have been working towards the same goal. We believe these initiatives enhance prospects for authID’s products, as it indicates the industry is moving to a passwordless future, in which our unphishable Human Factor Authentication could play an integral part.

FIDO, however, has some shortcomings, and this is where we see a tremendous opportunity for authID. FIDO authentication is still vulnerable to first and second-party fraud, and an enterprise still does not know with certainty ‘who is behind that device’. In short – device authentication by itself simply does not provide an indisputable audit trail of “Who” made a purchase, or “Who” transferred funds.

Our Verified platform solves this problem by offering adaptive authentication by combining “Something You Have – your FIDO2 device” with “Something You Are – your Verified Selfie”. Together device biometrics coupled with cloud biometrics eliminate passwords, while delivering the highest identity assurance, secured by a seamless user experience.

Identity Verification Impact Across Sectors

Financial services, ecommerce, the sharing economy, and healthcare businesses are confronted by the challenges of identifying their customers, patients and benefits recipients with ease and certainty in the digital world. Organizations across all sectors need to control access to their data and technology systems by their employees. Governments around the world are imposing new data privacy and authentication regulations, which also impose a “call to action” for many of these businesses and organizations. authID’s approach is to offer our products to enterprises and organizations for their customers in a Customer Identity & Access Management (“CIAM”) model as well as for their employees in a workforce model.

Financial Services & Fintech

Financial services institutions are facing a range of digital transformation challenges and a growth in the embrace of non-traditional fin-tech providers, such as non-bank lending companies, peer-to-peer mobile payment apps and the rapid emergence of cryptocurrencies, NFT’s and other digital assets exchanges. Key to this effort is providing enhanced digital customer experience while balancing the need for high assurance identity authentication to prevent fraud and account take-over throughout the customer journey,

Convenience, however, traditionally opposes stronger identity assurance – the easier it is to open or access an account, the less safeguards there may be to prevent fraud. Javelin Strategy & Research found that in 2021 identity fraud losses in the US financial services industry exceeded $52 billion. (Javelin Strategy & Research “2022 Identity Fraud Report” 2022). The study reported that identity fraud losses due to the use of a consumer’s personal information amounted to $24 billion and impacted 15 million U.S. consumers. Identity fraud scams that involved direct contact with victims by criminals, to steal passwords and other personally identifiable information totaled $28 billion and affected 27 million U.S. consumers.

LexisNexis found that the cost of fraud for U.S. financial services and lending firms has increased, with every $1 of fraud loss now costing U.S. financial services firms $4, up 25% from 2019. Their study also found that fraudsters followed consumer’s pandemic shift towards mobile transactions, with more than half of surveyed financial services firms reporting a 10% or greater increase in fraud in the mobile channel (“LexisNexis® True Cost of Fraud™ Study: Financial Services & Lending”, 2021). And with 40% of all fraudulent activity related to account takeover reported to occur within a day after the attack, the need for strong customer authentication is critical.

Experts recommend that efforts to combat this fraud must focus on moving consumers from static passwords to safer authentication methods. According to Gartner, their clients are increasingly seeking “passwordless” authentication methods such as FIDO2 Strong Authentication to improve user experience and enhance security by eliminating centrally stored passwords—a key target for cyber criminals (Gartner Research Ibid). Goode Intelligence believes that mobile biometrics are key to securely effecting this transformation and forecasts that over $5.8 trillion of mobile biometric payments will be made annually and over three billion biometric payment users by 2026 (Goode Intelligence “Mobile Biometrics for Financial Services; Market and Technology Analysis, Adoption Strategies and Forecasts 2021-2026”2021).

Healthcare

Since 2020, remote healthcare services have expanded exponentially - virtual urgent-care visits spiked by 683% between March and April 2020, while virtual, nonurgent care visits grew by an unprecedented 4,345% (Journal of the American Medical Informatics Association “COVID-19 transforms health care through telemedicine: Evidence from the field” 2020). ResearchAndMarkets predicts that the global telemedicine market will increase from $ 91 billion in 2022 to over $380 billion by 2030. (ResearchAndMarkets “Telemedicine Market Research Report 2022 to 2030”. 2022).

Unfortunately, with this shift to remote care, a record of weak authentication practices such as shared passwords, and a trove of rich personal data, the healthcare market is believed to be even more susceptible to identity fraud. Further, IBM reported that the healthcare sector continued to be the highest data breach cost industry for the 12th year in a row, with the average cost of a breach increasing to $10.10 million in 2022, an increase of 9.4% over 2021(IBM Security “Cost of Data Breach Report 2022” 2022). In 2021, health data breaches impacted more than 40 million people, and over 550 organizations reported such violations to the US Department of Health and Human Services (Health IT Security 2021).

Medical identity theft has an annual economic impact of around $41 billion a year and the value of stolen medical information is 10 times the value of stolen credit cards. Identity thieves can use compromised medical records to acquire medical treatment, receive elective surgery, and even fill prescriptions using the victim’s personal details. In one study, 20 percent of victims indicated they got the wrong diagnosis or treatment, or that their care was delayed because there was confusion about what was true in their records due to identity theft. In addition, because there are currently no regulatory consumer protections in place that limit the financial liabilities for medical identity fraud, the average out-of-pocket cost to victims is $13,500 (Medical Identity Fraud Alliance).

Privacy Regulations (Ethical AI)

All business, governmental and other sectors of society are impacted by the need for organizations to comply with increasing data privacy and authentication regulations. The European Union has led the way with its General Data Protection Regulation, or GDPR, widely considered the gold standard of data privacy regulation, and other jurisdictions around the world are scrambling to catch up. The United States has been slow and has only limited regulation at the federal level, which applies only to specific industries such as the Health Insurance Portability and Accountability Act, or HIPAA. It is therefore falling to the States and local authorities to adopt data privacy requirements such as the California Consumer Privacy Act or CCP and Illinois’ Biometric Information Privacy Act or BIPA, which are being cloned by other jurisdictions. We believe that this growing trend will impose an urgency on organizations of all descriptions to improve their data security and privacy processes, and we believe that biometric identity verification will be a key part of the solution.

We are dedicated to developing advanced methods of protecting consumer privacy and deploying ethical and socially responsible AI. Our products are critical to onboarding consumers globally into the digital economy, while better securing their assets and privacy.

We believe that a proactive commitment to ethical AI presents a strong business opportunity for authID and will enable us to bring more accurate products to market more quickly and with less risk to better serve our global user base. Our methods to achieve ethical AI include engaging the users of our products with informed consent, prioritizing the security of our user’s personal information, considering and avoiding potential bias in our algorithms, and monitoring of algorithm performance in our applications.

Our Solutions and Products

We have established our Verified platform with internally developed software as well as acquired and licensed technology, which provide the following services: (1) biometric capture and matching (e.g. for faces,); (2) remote document collection and authentication; (3) multi-factor / human factor authentication and passwordless login; and (4) step-up verification for electronic transactions (e.g. for high value payment transactions).

VerifiedTM Platform Solutions

authID’s customers can leverage our Verified Platform by using a simple RESTful API integration. In 2022, with the release of our Verified 3.0 platform, we also make certain services available through OpenID Connect (OIDC) Protocols and our CloudConnect integrations to identity access management (IAM) and financial services technology vendors. The product suite includes a range of developer integration tools and documentation that help our customers and CloudConnect partners easily configure their identity and transaction authentication solutions. Our platform is designed to support a wide variety of identity and electronic transactions across a broad range of verticals. Our technical implementation team assists our customers and systems integrators to configure the API calls to our platform, and biometric identity authentication services to meet a specific commercial, geographic or market need. We can thereby provide the next level of unphishable authentication, transaction security, control and identity assurance for everyday transactions. The Company offers the following Verified platform capabilities:

●	BIOMETRIC IDENTITY VERIFICATION establishes the trusted identity of users based on a variety of ground truth sources, including chip-based electronic machine-readable travel documents (or eMRTDs), national IDs, driver’s licenses. Using government issued identity documents, the Proof service on our Verified platform can automatically evaluate the authenticity of security features present on the document, and biometrically match the reference picture of the document with a live user’s selfie (a photograph that one has taken of oneself). Identity verification ensures that the person presenting the identity document is its legitimate owner and is physically present, thereby establishing trust that the enterprise is interacting with the true account owner. This product can eliminate the need for costly face-to-face, in-person ID checks and instead can provide a verified identity in seconds. In a world of increasing fraud and security threats, Verified offers our customers confidence in the identities of customers, employees or third-party vendors.

●	FIDO2 AUTHENTICATION delivers trusted FIDO2 compliant strong authentication for device-based passwordless login and transaction authentication that is tied to a trusted identity. FIDO2 authentication establishes a digital chain of trust between biometrically verified individuals, their accounts, and their devices. Our FIDO2 authentication service is certified by the FIDO Alliance to be compliant and interoperable with FIDO specifications. FIDO2 authentication eliminates password vulnerabilities and stops phishing attacks to protect users and systems against account takeovers, sim swap attacks, and man-in-the-middle attacks. The service can reduce costs of expensive password resets and increase customer satisfaction by getting rid of often forgotten or detectable secret questions (knowledge-based authentication or KBA) or one-time passcodes (or OTP). FIDO2 authentication leverages the digital chain of trust between the user’s proven identity and biometrics, thereby enabling seamless, self-service identity affirmation when a user adds, or replaces their device a more cost-effective solution that does not require live support desk assistance.

Using public-key cryptography united with “one-touch” device-based biometrics and/or security keys, FIDO2 authentication also enables convenient and secure compliance with European Union-wide PSD2 strong customer authentication requirements. FIDO2 authentication enables consumers to use biometric authentication with any FIDO2 registered device and FIDO2 authentication can help organizations comply with applicable privacy laws.

●	CLOUD-BASED BIOMETRIC MULTI-FACTOR AUTHENTICATION provides any bank, enterprise or government department a secure, convenient application for identity verification and transaction consent as part of any type of electronic transaction, for example when device- based authentication is not available or sufficient. Integration to the authID Verified platform allows an enterprise to utilize cloud biometric authentication solution that meets their needs to secure high-risk transactions with a higher level of certainty. The authID APIs provide a simple and secure way to access our Verified Platform with a user experience that seamlessly integrates into our customers’ applications. Users can authenticate their identity through a mobile phone or portable device of their choosing (as opposed to dedicated hardware). The solution includes a detailed audit trail created for each transaction, containing the digitally signed transaction details with proof of identity authentication and consent.

●	IDENTITY - PORTAL enables enterprises to get started with our identity products without any integration. The portal allows our enterprise customers to biometrically verify identity of their users or authenticate transactions with a biometric audit trail simply by initiating transactions from the Portal.

Other Identity Products

●	SEARCHTM Our biometric matching software, comprising front-end application software for desktop fingerprint capture, and image processing as well as a back-end fingerprint matching software solution using our own proprietary algorithms and includes an identity management system SEARCH has been successfully used for public elections in Africa, as well as for a governmental application in the United States.

Growth Strategy

To achieve our goals of increasing our product penetration in the identity authentication market, the following plans comprise our growth strategy. authID intends to expand our focus on channel partners, by signing payment processors, system integrators and additional software suppliers. The Company also intends to increase its investment in developing, patenting and acquiring the various elements necessary to enhance our Verified platform, which are intended to allow us to achieve our growth goals.

Channel Strategy

We intend to expand upon our channel strategy in order to bring our products to a broad market in an efficient and cost-effective way. We have signed and are pursuing channel partners that play a key role in their respective verticals. We are also pursuing additional strategic partners, including payment processors, system integrators and software suppliers.

These channel partners provide access to their wide-ranging enterprise customer portfolios, including new fintech disruptors, merchant services, ecommerce and sharing economy businesses, all of whom we believe could benefit from the use of our identity verification and authentication software products. By entering into agreements with such channel partners and leveraging their relationships, we believe we can expand our footprint much more rapidly and cost effectively, as compared to pursuing direct sales efforts with each customer. We continue to maintain a small, high-touch, strategic sales team to identify new use cases and drive expansion and standardization on authID within our partners’ customer portfolios.

Innovation

As banking, fintech, healthcare providers, traditional and online retailers, continue to drive digital transformation across their channels, we aim to be at the forefront by developing new software products that leverage our platform and core competencies in biometric identity authentication. Our focus on innovation, is intended to add value to and retain our existing customers, as well as attract new customers. authID intends to build on its patented and patent pending solutions by using machine learning to enhance the artificial intelligence capabilities of our Verified software and platform. Our mission is to make the authID biometric Verified platform the fastest and most accurate in the market, and then to continually improve our platform to maintain our leading position.

Consumer frustration with passwords, along with phishing attacks, social engineering and data breaches have driven the need to eliminate passwords and accelerate adoption of multifactor security across all channels. Today there are more than 5 billion smartphones, laptops and tablets around the world that can be used as secure authentication devices to access online services and authorize transactions. These trends are driving the need for a simple, secure, and fast way to manage device registration and deregistration. By combining our patent pending methods for single message authentication, authorization, and audit, and for device registration through strong identity verification, authID has created an Identity Recovery (IDR) software product that puts device management in the control of the account owner. By eliminating the need for users to contact a support center, this product helps our enterprise customers reduce their systems and personnel costs for supporting users attempting to recover their identity or register a new device for authentication.

We are a member of the FIDO Alliance, the leading international organization comprising global leaders in technology that help establish best practices for FIDO authentication deployment. FIDO compliant solutions eliminate passwords by using the combination of biometric verification and device authentication via cryptographic security, thereby speeding up and securing user login. Our Verified FIDO2 passwordless authentication is certified by the FIDO Alliance to be compliant and interoperable with FIDO specifications.

In November 2021, the Company received a US patent for Systems and Methods Using a Primary Account Number to Represent Identity Attributes (the ’777 Patent”). The ’777 Patent is for a method that enables various attributes of the individual, to be securely linked to a Primary Account Number (PAN) to authenticate the user’s identity. The PAN of a user may then be used for identifying a user, without any sensitive data being released, as well as used to provide access, such as accessing a bank account, or other payment method of the user. The PAN has become the most ubiquitous way of processing credit card and other payment transactions, which can be sent over established communications networks between banks and merchants anywhere in the world. Using this invention, identity authentication transactions can be authorized via the individual’s biometrics, such as the user’s unique facial features and routed over the same networks in the same way as payment transactions.

In May 2022, the Company received a US patent for “A Method and System for Transaction Authorization Based on a Parallel Autonomous Channel Multi-User and Multi-Factor Authentication” (the “’299 Patent”). The ’299 Patent protects a core component of authID’s intellectual property relating to its Verified identity verification platform. The patent comprises a method that enables an account holder to authorize a transaction, and at the same time a third-party identity verifier (such as authID) to validate the identity of the account holder, for example through a personal code or biometrics, and confirm the account holder’s consent for the transaction. By orchestrating authentication transactions, authID’s method combines explicit consent for the transaction with identity verification, and creates a permanent record of both, for all parties, secured with a unique digital signature.

Select Acquisitions

As we have done in the past, we may selectively pursue acquisitions that will help us achieve our strategic goals, enhance our technology capabilities and accelerate growth. We believe pursuing these types of acquisitions will increase our ability to work with existing customers, add new customers, enter new markets, develop new services and enhance our processing platform capabilities. However, we have no commitments with respect to any such acquisitions at this time.

Marketing and Sales

The Company will primarily target these market segments: 1) fintech and other disrupters of traditional commerce, 2) businesses requiring zero-trust authentication for their workforce and 3) Fortune 1000 enterprises via channel and OEM partnerships established with some of the largest identity access management providers (IAM), privileged access management companies (PAM), risk engines, payment providers, and adjacent software providers. To serve these segments, we have begun to offer turn-key solutions via authID’s Verified CloudConnect program, supporting industry leading IAM, banking and ecommerce platforms to allow our software to be easily deployed with low-code or even no-code implementations.

Our branding and messaging will focus on the fact that all three segments understand the critical requirement to deliver unphishable authentication without friction. The Company’s marketing will emphasize the high return on investment that any business whether for their workforce or consumer applications can achieve if they replace password models with passwordless, biometric authentication software. We intend to draw prospects to authID by our ability to empower them to fight synthetic identities, account takeovers, phishing attacks while achieving their digital transformation goals. The contracts we seek will be of a recurring nature where we receive an annual fee for every active user (who logs into an application, changes their account profile, or attempts a high value transaction).

In order to achieve these goals and thereby drive sales and new revenue, the Company continues to focus on our sales activities, as well as invest in innovative technologies.

Revenue Model

Verified software licenses

The Company provides its new Verified platform services based on a subscription model, with tiered fees per enrolled user Verified Workforce) or active user (Verified Consumer), comprising a periodic subscription and where applicable a per transaction fee for a Proof transaction and the number of Proof transactions required per year (for example the number of times a consumer is required to present proof of identity).

Competition

authID offers its Verified™ Identity Authentication platform allowing the Company to on-board customers who wish to deploy our services and solutions in order to eliminate passwords and know with biometric certainty the user who is engaging with their systems. authID’s solutions include the ability to verify the identity of a user, via remote identity verification, then enable device and transaction authentication using both device and cloud biometrics and, all digitally signed by the user’s identity. The Company’s platform allows our customers’ users to engage with the Verified platform using commodity, consumer grade mobile or desktop devices via a web-browser or corresponding Android or iOS smartphone app.

The Company’s proprietary, patented Verified platform allows our customers to establish trust in identity, authenticate and verify an identity without a password but with both device and biometric certainty, and not with phishable passwords or one-time pin codes. authID.ai’s Verified platform has several identity verification and authentication products each facing different competitors and incumbent technologies we can replace.

For onboarding users, employees or customers remotely, Verified delivers seamless identity verification with quick, online identity document verification and facial biometric matching of a selfie to the identity credential photo with iBeta-certified liveness confirmation. Our FIDO2 strong customer authentication and passwordless login product leverages strong identity verification during device authenticator registration to create a digital chain of trust between biometrically verified individuals, their accounts, and their devices. Our FIDO2 authentication service also eliminates the risks and costs of legacy passwords and phishable MFA such as one-time pin codes. Rooted to a trusted biometric identity obtained during the identity verification and onboarding process, our Verified biometric multi-factor authentication offers high-assurance, biometric, cloud-based, multi-factor authentication to secure selected transactions.

In reviewing the competitors that exist for the Company’s current and planned platform products relating to the three main elements of identity management: the establishing of identity, use of identity through device-based biometric authentication, and use of identity through cloud-based biometric verification, the Company considers a number of factors. authID’s platform utilizes an Identity as a Service (IDaaS) approach which combines the three elements into a single fast, secure, and fully automated, platform. authID believes that this full stack platform approach is exceptional in that it offers documentary identity verification, FIDO device authentication, and cloud based, biometric, multi-factor verification covering digital account access and transaction confirmation use cases for both consumer and workforce applications. The competitive landscape includes several companies that mainly address only one element, with some addressing multiple elements independently without a seamless integration between them.

In looking further at our competition, the Company does not consider providers which are major conglomerates with vertically integrated cybersecurity companies, due to the vast array of services which they offer. Furthermore, some of the competitors which do offer solutions for digital use cases, are major legacy providers offering hardware heavy solutions principally for governmental users. These include Idemia, NEC, Thales, and Supercom. This is in contrast to authID’s Identity authentication platform approach which is based on offering app and browser-based software products which are usable on mobile and desktop computing devices without additional hardware requirements.

To further breakdown the competitive landscape into companies that provide identity proofing we consider the following competitors: Jumio, Au10Tix, OnFido, Mitek, Trulioo, Daon, Stripe, ID.me, Veriff, Incode, SumSub, and Acuant. Companies that provide only a single solution may be seeking to combine with authentication and biometric verification technology providers to expand their ID proofing solutions’ capabilities. authID offers Identity Verification, which is used once at enrollment, whereas our authentication service is used over and over in a recurring revenue model. In appropriate cases we may decide to cooperate with these entities and yield the one-time revenue to gain the recurring authentication revenue.

Another aspect of the competitive landscape is device-based authentication products using the FIDO2 passwordless standard. Companies that are believed to be competing with authID in this area are: HYPR, Strongkey, Daon, Trusona, Duo, Keyless, 1Kosmos, Beyond Identity, Yubico, and Transmit Security.

authID believes that the added security of combining integrated cloud biometric authentication with device based FIDO2 authentication with integrated cloud biometric authentication meets the Zero Trust mandates for unphishable authentication that provides both device and identity signals of a user. Further the simplicity of looking at your phone to “trust your selfie” should compete well against these incumbents, and offer a more adoptable, ubiquitous, and cost-effective solution without dedicated hardware.

Finally, looking at the competitive landscape for cloud-based biometric identity authentication applications the companies that are believed to be competing with authID in this area are Jumio, Incode, OnFido, Aware, Acuant, Au10Tix, and 1Kosmos.

There are new entrants into each of these markets continually. Each competitor may have a different offering or approach to solve similar problems, which overlap with those of the Company. Some competitors also include manufacturers who provide systems, or platform solutions to third party operators and, therefore, do not directly compete with the Company, which operates its own systems.

Governmental Regulations

The Company does not need or require any approval from government authorities or agencies in order to operate its regular business and operations. However, it is possible that any proposed expansion to the Company’s business and operations in the future would require government approvals.

Due to the security applications and biometric technology associated with the Company’s products and platforms, the activities and operations of the Company are subject to license restrictions and other regulations, such as (without limitation) export controls and other security regulation by government agencies. Expansion of the Company’s activities in payment processing may in due course require government licensing in different jurisdictions and may subject it to additional regulation and oversight.

Data protection legislation in various countries in which the Company does business (including Colombia) may require it to register its databases with governmental authorities in those countries and to comply with additional disclosure and consent requirements with regard to the collection, storage and use of personal information of individuals resident in those countries. In addition, a new privacy law took effect in California at the beginning of 2020, and in Maine in July 2020, and other states, such as New York are considering additional legislation. Specifically, several states have adopted or are considering adopting a Biometric Information Privacy Act, or BIPA modelled on the Illinois statute, which governs the collection, processing, storage and distribution of biometric information such as facial biometric templates and fingerprints. Several of these new statutes give individuals rights of action to sue violators, which have resulted in a number of class action law suits. These regulations could have a significant impact on our businesses.

Human Capital – Employees and Organization

The Company is dedicated to offering an exciting career to the best and brightest technical talent around the globe. As of July 31, 2023, the Company had a total of approximately 19 employees who are located in the United States and Colombia as well as outsourced service providers. There are 14 employees in the United States who provide overall Company strategic, business and technological leadership. Employees in the U.S. receive health benefits on a cost-sharing basis and employees in Colombia are provided the respective Government required benefits.

On February 14, 2023, the Board of Directors of authID Inc. resolved to implement a revised budget for 2023 in order to reduce expenses and cash requirements and as part of such revised budget decided to re-balance staffing levels to better align with the evolving needs of the Company (the “Labor Reduction Plan”). Under the Labor Reduction Plan 12 employees and 6 contractors have left the Company. The Company has also given termination notice to certain vendors and contractors that provide services to the Company.

Subsidiaries

Currently, the Company has four U.S. subsidiaries: Innovation in Motion Inc., Fin Holdings, Inc., ID Solutions Inc. and authID Gaming Inc. The Company has one subsidiary in Colombia: MultiPay S.A.S. The Company has one subsidiary in the United Kingdom: Ipsidy Enterprises Limited. The Company is the sole shareholder of all of its subsidiaries.

Recent Developments

Facility

On March 21, 2022, the Company entered into a Facility Agreement with Stephen J. Garchik, who was and is a shareholder of the Company (“Garchik”), pursuant to which Garchik agreed to provide to the Company a $10.0 million unsecured standby line of credit facility that could be drawn down in several tranches, subject to certain conditions described in the Facility Agreement (the “Original Facility Agreement”). Pursuant to the Original Facility Agreement, the Company paid Garchik a facility commitment fee of 12,500 shares of our common stock (the “Facility Commitment Fee”) upon the effective date of the Original Facility Agreement.

On March 8, 2023, the Company entered into an Amended and Restated Facility Agreement with Garchik, pursuant to which the Company and Garchik amended and restated the Original Facility Agreement in its entirety (the “A&R Facility Agreement”), to replace the credit facility contemplated by the Original Facility Agreement with (i) an initial credit facility to the Company in an amount of $900,000 (the “Initial Funding”) and (ii) the parties to use their reasonable best efforts after the Initial Funding to negotiate the terms of a subsequent credit facility in the aggregate amount of $2,700,000 (the “Subsequent Funding”).

On March 9, 2023, pursuant to the A&R Facility Agreement, the Company entered into a promissory note in favor of Garchik (the “Initial Promissory Note”), pursuant to which Garchik loaned $900,000 (the “Principal Amount”) to the Company. At the same time, as a condition to Garchik providing the Amount, certain of the Company’s subsidiaries, ID Solutions, Inc., FIN Holdings, Inc. and Innovation in Motion, Inc. (the “Guarantors”) entered into a guaranty of the Initial Promissory Note with Garchik (the “Guaranty”).

In connection with the A&R Facility Agreement, on March 9, 2023, the Company and Garchik entered into the Release Agreement, pursuant to which the Company and Garchik mutually agreed to release any and all rights to make a claim against the other and any existing claims against the other arising out of or relating to the Original Facility Agreement.

On May 25, 2023, the Company and Garchik agreed to cancel the initial promissory note, terminated the A&R Facility Agreement and Guaranty and offset the outstanding balance of the note, accrued and unpaid interest in the amount of $929,250 with the purchase price of certain shares of common stock of the Company.

Securities Purchase Agreement

On May 23, 2023, the Company entered into a securities purchase agreement with accredited investors (the “Purchase Agreement”), pursuant to which the Company agreed to issue and sell, in a public offering an aggregate of 1,113,828 shares (the “Registered Shares”) of the Company’s common stock and in a concurrent private placement 1,120,354 shares (the “PIPE Shares”) of Common Stock (the “May 2023 Offering”) at a per share price of $3.664 per share (or $4.00 if the purchaser is a director of the Company). The purchasers under the Purchase Agreement included Garchik and four directors of the Company, including the Chief Executive Officer and Chairman of the Board of Directors. On June 7, 2023, we entered into a further Securities Purchase Agreement and Exchange Agreement with an accredited investor pursuant to which we issued 1,154 PIPE shares at a per share price of $5.632.

Exchange Agreement

On May 23, 2023, the Company entered into an exchange agreement with certain holders (“Holders”) of the March 2022 Senior Secured Convertible Notes (the “Convertible Notes”) of the Company (the “Exchange Agreement”), pursuant to which the Company issued 2,380,4169 shares (the “Exchange Shares”) of common stock to the Holders in exchange for the Holders’ Convertible Notes (the “Note Exchange”) at a per share price of $3.776 per share (or $4.12 if the Holder is a director, officer or insider of the Company. On June 7, 2023, we entered into a further Securities Purchase Agreement and Exchange Agreement with an accredited investor pursuant to which the Company agreed to issue 2,283 Exchange Shares in exchange for $13,000 of the principal amount of the Holder’s Convertible Note at a price of $5.80 per share.

Engagement of Thomas R. Szoke

On April 12, 2023, the Company and Thomas R. Szoke, a director of the Company, entered an Offer Letter pursuant to which Mr. Szoke agreed to serve as Chief Technology Officer of the Company in consideration of an initial annual salary of $250,000. Mr. Szoke received an initial signing bonus of $20,833 and will be eligible for an annual target bonus of up to $200,000 based on performance milestones. For the period ending March 31, 2024, a bonus amount of $40,000 shall be payable upon the Company achieving increments of $1,000,000 in total contract value of all customer agreements less claw backs (“Bookings”) up to an aggregate of $5,000,000 in Bookings. For subsequent years, Mr. Szoke and the Compensation Committee of the Board will mutually agree as to the performance targets to earn for the annual bonus.

The vesting criteria of Mr. Szoke’s Stock Options to acquire 12,500 shares of common stock at $2.64 exercise price previously granted to Mr. Szoke on March 14, 2023 (the “Original Grant”) were amended pursuant to an Amended and Restated Stock Non-Statutory Option Agreement providing for vesting subject to achievement of performance and service conditions. All other terms of the Original Grant were not changed. On June 28, 2023 the Company granted additional options to Mr. Szoke to acquire 50,000 shares of common stock at exercise price of $5.48 per share for a period of ten years vesting subject to achievement of service and performance conditions.

The employment of Mr. Szoke is at will and may be terminated at any time, with or without formal cause. The Company also entered an Executive Retention Agreement with Mr. Szoke, pursuant to which the Company agreed to provide specified severance and bonus amounts and to accelerate the vesting on his equity awards upon termination upon a change of control or an involuntary termination, as each term is defined in the agreement. In the event of a termination upon a change of control or an involuntary termination, Mr. Szoke is entitled to receive an amount equal to 100% of his base salary, the actual bonus earned but unpaid for the previous year and any bonus that was earned but unpaid prior to the termination date. Further, upon termination upon a change of control or an involuntary termination, the Company will reimburse Mr. Szoke for the cost of continuation of health coverage for Mr. Szoke and his eligible dependents pursuant to COBRA until the earlier of 12 months following the termination date, the date Mr. Szoke and his dependents are eligible for health coverage from a new employer or the date Mr. Szoke and his eligible dependents are no longer eligible for COBRA.

Nasdaq Notice

On April 4, 2023, the Company received a notice letter from the Listing Qualifications staff of The NASDAQ Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(1) (“Rule 5550(b)(1)”) as the Company’s stockholders’ equity of $283,536, as reported on the Company’s Annual Report on Form 10-K for the period ended December 31, 2022, was below $2.5 million, which is the minimum stockholders’ equity required for compliance with Rule 5550(b)(1). Further, as of April 3, 2023, the Company did not meet the alternative compliance standards relating to the market value of listed securities, or net income from continuing operations. The Company also received a notice letter from the Listing Qualifications staff of The NASDAQ that it was not in compliance with the Nasdaq continued listing requirement that the Company maintain a bid price for the Company’s common stock of above $1.00 per share (the “Bid Price Requirement”).

Aa result of the closing of the Offering and the Note Exchange in May 2023, the Company’s total stockholder equity is approximately $9.6 million, as reported on the Company’s form 10-Q for the period ended June 30, 2023. Accordingly, the Company believes that it has regained compliance with Nasdaq Listing Rule 5550(b)(1) requiring minimum stockholder’s equity of $2.5 million for continued listing.

As a result of 1 for 8 reverse split effective July 7, 2023, the Company’s common stock is currently trading above $1 and therefore the Company is in compliance with the Bid Price Requirement.

Engagement of Rhoniel A. Daguro

On March 23, 2023, the Company and Rhoniel A. Daguro, a director of the Company, entered an Offer Letter pursuant to which Mr. Daguro agreed to serve as Chief Executive Officer of the Company in consideration of an initial annual salary of $400,000. Mr. Daguro will be eligible for an annual target bonus of up to $375,000 based on performance milestones. For the period ending March 31, 2024, a bonus amount of $75,000 shall be payable upon the Company achieving increments of $1,000,000 in total contract value of all customer agreements less claw backs (“Bookings”) up to an aggregate of $5,000,000 in Bookings. For subsequent years, Mr. Daguro and the Compensation Committee of the Board will mutually agree as to the performance targets to earn for the annual bonus.

On April 10, 2023 the Company provided Mr. Daguro with an initial grant of options (“Initial Grant”) to purchase 306,875 shares of common stock for a period of ten years vesting subject to achievement of performance and service conditions, at an exercise price of $3.176. On June 28, 2023 the Company made an additional grant of options to Mr. Daguro to acquire 183,125 shares of common stock at an exercise price of $5.48 per share for a period of ten years vesting subject to achievement of service and performance conditions.

The employment of Mr. Daguro is at will and may be terminated at any time, with or without formal cause. The Company also entered an Executive Retention Agreement with Mr. Daguro, pursuant to which the Company agreed to provide specified severance and bonus amounts and to accelerate the vesting on his equity awards upon termination upon a change of control or an involuntary termination, as each term is defined in the agreement. In the event of a termination upon a change of control or an involuntary termination, Mr. Daguro is entitled to receive an amount equal to 100% of his base salary, the actual bonus earned but unpaid for the previous year and any bonus that was earned but unpaid prior to the termination date. Further, upon termination upon a change of control or an involuntary termination, the Company will reimburse Mr. Daguro for the cost of continuation of health coverage for Mr. Daguro and his eligible dependents pursuant to COBRA until the earlier of 12 months following the termination date, the date Mr. Daguro and his dependents are eligible for health coverage from a new employer or the date Mr. Daguro and his eligible dependents are no longer eligible for COBRA.

Separation – Thomas Thimot

March 23, 2023, the Company and Thomas Thimot entered into a Confidential Separation Agreement and General Release for the purposes of separation of Mr. Thimot from the Company as Chief Executive Officer and an employee by mutual consent and settling, compromising and resolving all claims between them. Mr. Thimot’s resignation was effective March 23, 2023. In addition to the Company paying all accrued but unpaid salary and providing reimbursement for all outstanding expenses, the Company has agreed to pay Mr. Thimot $325,000 which shall be deferred until the earlier of April 1, 2025 and a change of control of the Company and is subordinated to the initial advance in the amount of $900,000 made pursuant to the Amended & Restated Facility Agreement entered into as of March 8, 2023 between the Company and Stephen Garchik, as well as to all present and future secured indebtedness of the Company under the Senior Convertible Notes issued by the Company as of March 21, 2022 and pursuant to such Facility Agreement. Mr. Thimot will also be eligible for certain health benefits. The exercise period with respect to Mr. Thimot’s stock option to acquire 32,813 shares of common stock at an exercise price of $62.40 per share was extended through March 23, 2027. All unvested grants or other equity awards lapsed and are no longer exercisable as of the separation date.

Board of Directors

On March 6, 2023, Mr. Thimot tendered his resignation as Chief Executive Officer to the Company, which became effective upon the appointment of his successor on March 23, 2023. Before the A&R Facility Agreement was entered into, Mr. Thimot, Phillip L. Kumnick, Philip R. Broenniman, Michael A. Gorriz and Neepa Patel (the “Retiring Directors”) tendered their resignations from the Board of Directors of the Company which became effective upon the Initial Funding.

On March 9, 2023, the Board of Directors appointed Joseph Trelin to the Company’s Compensation and Audit Committees.

Pursuant to the Nomination Right under the A&R Facility Agreement, Garchik nominated Mr. Daguro, Ken Jisser, Michael Thompson and Thomas Szoke for appointment to the Board of Directors. On March 9, 2023, the Board of Directors appointed Messrs. Daguro, Jisser, Thompson and Szoke as additional directors of the Company (the “Additional Directors”) and reduced the size of the Board of Directors from 8 directors to 7 directors, with effect from the resignations of the Retiring Directors. Under the terms of the A&R Facility Agreement, the Nomination Right expired upon the appointment of the four (4) Additional Directors to the Board of Directors.

2023 Budget – Labor Reduction Plan

On February 14, 2023, the Company’s Board of Directors resolved to implement a revised budget for 2023 in order to reduce expenses and cash requirements and as part of such revised budget decided to re-balance staffing levels to better align with the evolving needs of the Company (the “Labor Reduction Plan”). Under the Labor Reduction Plan, 12 employees and 6 contractors have left the Company. The Company has also given termination notice to certain vendors and contractors that provide services to the Company.

Cecil N. Smith III

On February 15, 2023 Cecil N. Smith III ceased to be an employee, and the President and Chief Technology Officer of the Company pursuant to the Labor Reduction Plan. The Company had entered into an Executive Retention Agreement with Mr. Smith dated as of June 14, 2021, which provides for certain benefits upon termination of Mr. Smith’s employment and Mr. Smith subsequently signed a release of all prior claims in consideration of the payments to be made by the Company under the Executive Retention Agreement. The exercise period with respect to Mr. Smith’s stock option to acquire 15,625 shares of common stock at an exercise price of $62.40 per share was extended through February 15, 2025. All unvested grants or other equity awards lapsed and are no longer exercisable as of the separation date.

Chief Financial Officer

On May 11, 2023, the Company and Ms. Annie Pham, the CFO of the Company, entered a Retention Agreement, pursuant to which the Company agreed to provide specified retention bonus amounts subject to certain performance conditions in the aggregate amount of up to $240,625 and to accelerate the vesting on her equity awards upon termination. This Agreement replaces the previous Executive Retention Agreement dated April 25, 2022, which was terminated and a release granted in relation thereto. Annie Pham resigned as Chief Financial Officer effective August 15, 2023 and will assist the Company during the transition on a consulting basis.

On July 31, 2023, the Company and Edward Sellitto entered an Offer Letter pursuant to which Mr. Sellitto agreed to serve as Chief Financial Officer of the Company commencing August 15, 2023 in consideration of an annual salary of $250,000. Mr. Sellitto will be eligible for an annual target bonus of up to 60% of base salary based on achievement of performance milestones, as Mr. Sellitto and the Compensation Committee of the Board, will mutually agree for each year. The bonus shall be pro-rated for the year 2023. On August 15, 2023, Mr. Sellitto was granted options to purchase 50,000 shares of common stock vesting subject to achievement of performance and service conditions, at an exercise price of $8.87 with an exercise period of 10 years. The employment of Mr. Sellitto will be at will and may be terminated at any time, with or without formal cause.

MANAGEMENT

The following table sets forth the names, ages, and biographical information of each of our current directors and executive officers, and the positions with the Company held by each person. Our directors serve a one-year term until their successors are elected and qualified, or until such director’s earlier death, resignation or removal. Our executive officers are elected annually by our board of directors and serve a one year term until their successors are elected and qualified, or until such officer’s earlier death, resignation or removal.

Name	Age	Position (s) and Offices Held
Rhoniel A. Daguro	48	Director and Chief Executive Officer
Joseph Trelin (1)(3)	62	Chairman of the Board of Directors
Hang Thi Bich Pham ^	47	Chief Financial Officer
Edward C. Sellitto #	39	Chief Financial Officer
Ken Jisser	45	Director
Michael L. Koehneman* (1)(2)	63	Director
Thomas R. Szoke	59	Director and Chief Technology Officer
Michael C. Thompson (2)(3)	62	Director
Jacqueline L. White* (1)(3)	58	Director

^	Resigned effective August 15, 2023

#	Appointed effective August 15, 2023

*	denotes Committee Chair

(1)	Audit Committee

(2)	Governance Committee

(3)	Compensation Committee

Rhoniel A. Daguro

Mr. Daguro joined our company as a director on March 9 2023 and was appointed CEO on March 23, 2023. He has over 20 years of sales, marketing, technology, and venture capital experience. He has built multiple profitable software and professional services firms. Most recently, from 2018 to 2022, he served as the Chief Revenue Officer of Socure Inc. Prior to that, Mr. Daguro held various executive sales positions with Persistent Systems, Hortonworks, and Oracle.

Joseph Trelin

Mr. Trelin joined our company as a Director on April 18, 2022 and became Chairman of the Board on March 16, 2023. Mr. Trelin, is a senior, creative business and product leader, technologist and entrepreneur. Since June 2021, Mr. Trelin has served in a consultant capacity advising start-ups to mid-size companies on operations, product strategy and growth. From January 2016 to July 2019, Mr. Trelin served as the Chief Platform Officer of Clear Secure Inc. Mr. Trelin served as the VP Product, Digital Products at NBCUniversal, Inc. from January 2015 through January 2016 and in various roles including as Product Management & Technology Business Leader and General Manager for Amazon.com, Inc. from January 2009 to January 2015. Mr. Trelin also previously served as the Vice President, Product Development and IT for Standard and Poor’s. Mr. Trelin received a Masters Equivalent in Computer Science from Hofstra University and a BA in Sociology from the State University of New York Albany.

Annie Pham

Mrs. Hang Thi Bich Pham (“Annie”) served as Chief Financial Officer of the Company from June 21, 2022 through August 15, 2023. Mrs. Pham has served in senior finance leadership roles in the technology sector, most recently at SonicWall, Inc, where she served as Chief Accounting Officer from 2017 to the present. From 2014 to 2017, Mrs. Pham served as Vice President of Finance at Applied Micro Circuits Corporation (acquired by MACOM Technology Solutions Holding and from 2008 to 2014 as Director, Assistant Corporate Controller at Broadcom (formerly Avago), where she scaled Avago’s global financial function to meet the requirements of a publicly traded and high-growth company with revenues growing from $1+billion to $2+billion over a three-year period. Mrs. Pham earned her MBA at the University of Sydney, Australia. She is a Licensed Certified Public Accountant (active) in the state of California.

Edward Sellitto

Mr. Sellitto was appointed as Chief Financial Officer on August 15, 2023. He is a seasoned financial executive, with over fifteen years of experience in revenue optimization and financial operations roles supporting high-growth B2B SaaS organizations to build and optimize their go-to-market operations. Most recently, from December 2022 through present, he served as Vice President, Revenue Operations at Zero Hash, a Digital Asset-as-a-Service infrastructure provider. From February 2022 through December 2022, Mr. Sellitto served as the Head of Go-To-Market Financial Planning and Analysis for Sprinklr (NYSE: CXM) and at various roles including Director – Sales Operations and VP – Revenue Operations with Socure from May 2019 through February 2022. Further, from 2018 to 2019, Mr. Sellitto served as the Director – Sales Operations for SmartSource Rentals. Mr. Sellitto also has held roles with American Express and Dow Jones & Company. Mr. Sellitto graduated from New York University, Stern School of Business with a M.B.A. Strategy & Corporate Finance and from Rensselaer Polytechnic Institute with a B.S. Chemical Engineering/Minor Economics.

Ken Jisser

Mr. Jisser joined authID on March 9, 2023. He is the Founder & CEO of The Pipeline Group, Inc., a technology-enabled services company that aims to deliver business results for companies looking to build predictable and profitable pipeline. Mr. Jisser founded the company in his garage in 2017, and it reached #415 among the fastest growing private companies in America, according to Inc. Magazine rankings published in 2021. Prior to that, Mr. Jisser served as GTM Advisor at Druva Inc., where he rebuilt the global inside sales team.

Michael L. Koehneman

Mr. Koehneman joined our company as a Director on June 9, 2021. Mr. Koehneman previously held various positions at Pricewaterhouse Coopers, a global accounting firm, through 2020, including the Global Advisory Chief Operating Officer and Human Capital Leader from 2016 through 2019, the U.S. Advisory Operations Leader from 2005 through 2016 responsible for the oversight of Advisory services for PwC, including business unit performance, finance, investments, human resources, acquisitions, and administration, and the Lead Engagement Partner for Financial Statement Audits and Internal Control and Security Reviews from 1993 through 2004 for several public and private company audits. Since 2020 he has also served as a director and member of the Audit Committee of Aspen Group, Inc.

Thomas R. Szoke

Mr. Thomas Szoke is a co-founder and Chief Technology Officer of AuthID and has over 35 years of executive management, solutions engineering, and operations management experience in Government Security, Identity Access Management and SaaS solutions industries. He rejoined the Company as a Director on March 9, 2023. Mr. Szoke previously served as a Director and the Company’s Chief Solutions Architect and has held several other executive positions since its inception, from 2013 through 2021. He has also expanded the Company’s market presence and product portfolio through technological innovation and global strategic partnerships. Mr. Szoke has been issued several US and international patents focused on identity solutions and has pioneered the concept and development of different product lines for the Company including its Multi-Factor Out-of-Band Identity and Transaction Authentication Platform. From 2021 through March 2023, he was an independent consultant for the Company and others.

Michael C. Thompson

Mr. Thompson joined the Company as a Director on March 9, 2023. He has over 38 years of domestic and international experience in publicly traded and private equity backed consumer and commercial businesses. Since 2022, Mr. Thompson has been a partner at Hemingway Capital, an operationally focused private equity firm. Previously, he served as Chief Executive Officer for companies in the bedding (Corsicana Mattress from 2018 to 2022), polyurethane foam and pet products industries and was an operating executive for two leading middle-market private equity firms. Mr. Thompson has also held executive positions with Rubbermaid Commercial Products, Merillat Industries, a division of Masco Corporation, and Black+Decker, and began his career with Sunbeam Appliance Company.

Jacqueline L. White

Ms. White joined our company as a Director on June 9, 2021. Ms. White has been a leader in enterprise technology software and IT consulting for the past 25 years. Ms. White has held global positions at SAP, Oracle, and Accenture, always leading diverse, high performing organizations around the world. After leading the Banking & Capital Markets line of business of DXC Technology Co. (NYSE: DXC) as Senior Vice President and Practice Lead from September 2019 to January 2021, Ms. White recently joined in January 2021 the Executive Management Team of Temenos AG (Six: TEMN), a company specializing in enterprise software for banks and financial services, as the President of the Americas Region. From January 2018 through September 2019, Ms. White served as the Chief Revenue Officer of Saltstack, a VM Ware Company, and from January 2015 through January 2018 as Global Senior Vice President Global FSI Consulting for SAP (NYSE: SAP). Prior to joining SAP, Ms. White held various positions with Accenture Services Pvt. Ltd., Oracle, BearingPoint and Novell. Ms. White was named by Utah Business Magazine as “Top Executives to Watch” in July 2020. Ms. White received a BA in Comparative Literature from Brigham Young University and a Leadership Certificate from Boston University.

CORPORATE GOVERNANCE

Director Independence

Our Corporate Governance Guidelines define an “independent” director in accordance with the applicable provisions of the Exchange Act and the applicable rules (the “Nasdaq Listing Rules”) of The Nasdaq Stock Market (“Nasdaq”). We believe it is not possible to anticipate or explicitly provide for all potential situations that may affect independence, our Board periodically reviews each director’s status as an independent director and whether any independent director has any other relationship with our company that, in the judgment of our Board, would interfere with the director’s exercise of independent judgment in carrying out such director’s responsibilities as a director. The Board annually makes an affirmative determination as to whether each director is “independent” under the applicable provisions of the Exchange Act and the Nasdaq Listing Rules. The Board of directors has determined that Messrs. Trelin, Koehneman and Thompson, and Ms. White are each independent.

Board Leadership Structure

Mr. Trelin currently serves as Chairman of the Board. The Board believes that separation of the positions of Chair and Chief Executive Officer reinforces the independence of the Board from management, creates an environment that encourages objective oversight of management’s performance, and enhances the effectiveness of the Board as a whole, and has concluded that our current board leadership structure is appropriate at this time. However, our amended and restated bylaws and corporate governance guidelines provide the Board with flexibility to combine or separate the positions of Chair and Chief Executive Officer and to appoint a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. The Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Board Diversity

The Board believes that a diverse membership having a variety of skills, styles, experience and competencies is an important feature of a well-functioning board. Accordingly, the Board believes that diversity of viewpoints, backgrounds and experience (inclusive of gender, age, race and ethnicity) should be a consideration in Board succession planning and recruiting. In recent years, the Governance Committee has taken this priority to heart in its nominations process, and the diversity of the Board has grown significantly. One of the seven current members of the Board is female and two self identify as an underrepresented minority satisfying the NASDAQ Listing Rule objective for listed companies to have at least two diverse directors, including one who self-identifies as female and one who self-identifies as either an underrepresented minority or LGBTQ+. The charts below provides certain information regarding the diversity of the Board as of May 5, 2023 and June 27, 2022.

Board Diversity Matrix 2023

Total Number of Directors: 7	Female	Male	Non-Binary
Part I: Gender Identity
Directors	1	6	0
Part II: Demographic Background
African American or Black
Asian		1
Hispanic
White	1	4
Two or More Races or Ethnicities		1
LGBTQ+	0	0	0

Board Diversity Matrix 2022

Total Number of Directors: 8	Female	Male	Non-Binary
Part I: Gender Identity
Directors	2	6	0
Part II: Demographic Background
African American or Black
Asian		1
Hispanic
White	1	5
Two or More Races or Ethnicities		1
LGBTQ+	0	0	0

Stockholder Communications

Stockholders may send correspondence by mail to the full Board or to individual directors. Stockholders should address correspondence to the Board or individual directors in care of AuthID Inc., Attention: Corporate Secretary, 1580 North Logan Street, Suite 660, Unit 51767, Denver, CO 80203. All stockholder correspondence will be compiled by our Secretary and forwarded if and as appropriate. In general, correspondence relating to corporate governance issues, long-term corporate strategy, or similar substantive matters will be forwarded to our Board, the individual director, one of the committees of the Board, or a committee member for review. Correspondence relating to ordinary business affairs or those matters more appropriately addressed by our officers or their designees will be forwarded to such persons accordingly.

Board Committees

Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance Committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our Board when necessary to address specific issues. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee operates under a written charter which is available on our website located at www.authid.ai.

	Audit Committee	Governance Committee	Compensation Committee
Rhoniel A. Daguro
Joseph Trelin	X		X
Ken Jisser
Michael L. Koehneman	X (chair)	X (chair)
Thomas R. Szoke
Michael C. Thompson		X	X
Jacqueline L. White	X		X (chair)

Audit Committee

The Audit Committee is responsible for overseeing management’s implementation of effective internal accounting and financial controls, supervising matters relating to audit functions, reviewing and setting internal policies and procedures regarding audits, accounting and other financial controls, reviewing the results of our audit performed by the independent public accountants, and evaluating and selecting the independent public accountants. The Audit Committee has adopted an Audit Committee Charter which is posted on the Corporate Governance page under the tab labeled “Board Committees” on our Investor Relations website at https://investors.authid.ai. The Board has designated the Chair of the Committee as the “audit committee financial expert” as defined by the SEC. During 2022, the Audit Committee held six meetings. The Committee also approved certain actions by unanimous written consent.

Compensation Committee

The Compensation Committee determines matters pertaining to the compensation of our named executive officers and administers our stock option and incentive compensation plans. The Compensation Committee has adopted a Compensation Committee Charter which is posted on our which is posted on the Corporate Governance page under the tab labeled “Board Committees” on our Investor Relations website at https://investors.authid.ai. During 2022, the Compensation Committee held three meetings and also approved certain actions by unanimous written consent.

Governance Committee

The Governance Committee is responsible for considering potential Board members, nominating Directors for election to the Board, implementing the Company’s corporate governance policies, recommending compensation for the Board and for all other purposes outlined in the Governance Committee Charter, which is posted on the Corporate Governance page under the tab labeled “Board Committees” on our Investor Relations website at https://investors.authid.ai. During 2022, the Governance Committee held two meetings also approved certain actions by unanimous written consent.

Role of the Board in Risk Oversight

We face a number of risks and our Board believes that risk management is an important part of establishing, updating and executing on our business strategy. Our Board, as a whole and at the committee level, has oversight responsibility relating to risks that could affect our corporate strategy, business objectives, compliance, operations, and financial condition and performance. Our Board focuses its oversight on the most significant risks facing our company to identify, prioritize, assess, manage and mitigate those risks. Our Board and its committees receive regular reports from members of our senior management on areas of material risk to our company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on our company.

The Audit Committee, as part of its responsibilities, oversees and discusses with management, at least annually, our policies with respect to risk assessment and risk management. Such risks may include, but are not limited to accounting matters, liquidity and credit risks, corporate tax positions, insurance coverage, cash investment strategy and results, and risks related to information technology and data security, and the actions management has taken to limit, monitor or control such exposures.

The Compensation Committee is responsible for overseeing and reviewing with management our major compensation-related risk exposures, reviewing and discussing, at least annually, the relationship between risk management policies and practices and compensation, and evaluating the steps management has taken to monitor or mitigate such exposures, including risks related to executive compensation and overall compensation and benefit strategies, plans, arrangements, practices and policies.

The Corporate Governance Committee assesses legal compliance risk exposures in connection with our corporate governance policies.

These committees will provide regular reports to the full Board.

Board and Board Committee Meetings and Attendance

During 2022, the Board of Directors held seven meetings as well as committee meetings, as outlined above. Each director attended all of the meetings of the Board and all of the meetings held by all committees on which such director served, apart from one meeting which one director was not able to attend. The Board also approved certain actions by unanimous written consent.

Director Attendance at Annual Meeting of Stockholders

We do not have a formal policy regarding the attendance of our Board members at our annual meetings of stockholders, but we expect all directors to make every effort to attend any meeting of stockholders. We anticipate all of our directors will attend the Annual Meeting.

Committee Charters and Corporate Governance Guidelines

Our charters of the Audit Committee, Compensation Committee and Corporate Governance Committee and other corporate governance information are available under the Investors page of our website located at www.authid.ai, or by writing to our Corporate Secretary at our offices at 1580 North Logan Street, Suite 660, Unit 51767, Denver, CO 80203.

Compensation Committee Interlocks and Insider Participation

During 2022, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that had one or more executive officers serving on our Board or Compensation Committee. During the fiscal year ended December 31, 2022, no other relationships required to be disclosed by the rules of the SEC existed aside from those identified herein.

Code of Ethics and Business Conduct

We adopted a written Code of Ethics and Business Conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We also disclose amendments to or waivers from its Code of Ethics and Business Conduct affecting directors or executive officers. A copy of the code is posted on our website at www.authid.ai.

Employee, Officer, and Director Hedging, Pledging, and Other Transactions

Our Insider Trading Policy with the Public restricts our employees, officers, and directors from engaging in any hedging, pledging, or other monetization transactions involving our securities.

EXECUTIVE COMPENSATION

The below table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to (i) all individuals serving as the Company’s principal executive officers or acting in a similar capacity during the last two completed fiscal years, regardless of compensation level, and (ii) the Company’s two most highly compensated executive officers other than the principal executive officers serving at the end of the last two completed fiscal years (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

						Non-Equity	All
				Stock	Option	Incentive Plan	Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Title	Year	($)	($)	($)	($)	($)	($)	($)

Phillip Kumnick	2022	-	-	-	-	-	-	-
Chairman of the Board, Former CEO and President (1)	2021	65,939	-	127,500	2,201,498	-	-	2,394,937

Thomas Thimot	2022	325,000		-	-	-	5,271	330,253
CEO (2)	2021	168,542	-	-	5,272,000	75,000	-	5,515,542

Cecil Smith III	2022	275,000	-	-	437,650	-	6,198	718,848
President and CTO (3)	2021	140,073	50,000	-	2,636,000	75,000	-	2,901,073

Thomas Szoke	2022	-	-	-	-	-	-	-
Chief Solutions Architect and Former Director (4)	2021	252,083	-	-	138,000	206,250	305,000	901,333

Stuart Stoller	2022	110,681	-	-	-	-	-	110,681
CFO (5)	2021	237,500	-	500,000	414,000	393,750	-	1,545,250

Hang Thi Bich Pham	2022	147,019	25,000	-	768,170	-	3,025	943,214
CFO (6)	2021	-	-	-	-	-	-	-

(1)	Mr. Kumnick was hired as Chief Executive Officer on May 22, 2020 and as part of his compensation package was granted 138,889 stock options (“2020 Stock Options”) of which 20% vest at grant date and the balance vest subject to performance conditions. As of December 31, 2021, all of Mr. Kumnick’s 2020 Stock Options were vested and exercisable as the performance obligations were met in 2021 for the 2020 Stock Options. In December 2019, Mr. Kumnick was granted 12,500 stock options (8,333 vested) in connection with his appointment to the Board of Directors. In May 2021, Mr. Kumnick was granted an additional 72,917 stock options (“2021 Stock Options”) of which 1,127 were vested and vesting of the remainder of which is subject to performance conditions. In November 2021, Mr. Kumnick agreed to cancel 37,500 of the 2021 Stock Options. None of such 37,500 2021 Stock Options were vested and included in the Executive Compensation table is the grant date fair value of the remaining 2021 stock options net of the amount canceled. Additionally, in March 2020, Mr. Kumnick was granted 6,250 shares of restricted stock that vested in 2021 upon attainment of the performance conditions. The stock option and restricted stock aggregate grant date fair value in 2020 were approximately $1,268,000 and $127,500 respectively. The restricted stock award of $127,500 was earned and reported in 2021 as the performance conditions were met. Mr. Kumnick has not exercised or realized a gain on any of these options or realized a gain on the remaining stock award shares as of the date of this report. Mr. Kumnick resigned on June 13, 2021 as the Company’s CEO but continued to serve on the Board of Directors as Chairman of the Board, until his resignation on March 9, 2023. Upon his resignation Mr. Kumnick agreed to cancel 19,278 stock options granted from 2019 to 2022.

(2)	Mr. Thomas Thimot was hired as Chief Executive Officer on June 14, 2021. Mr. Thimot and the Company entered into an Offer Letter pursuant to which Mr. Thimot will earn an annual salary of $325,000 with a bonus target at 50% of the base salary (pro-rated for 2021) upon terms to be agreed with the Compensation Committee for 2021, which was finally determined to be $75,000 and on the understanding that the 2022 target will include a requirement of the Company achieving three times the annual revenue of 2021. The Compensation Committee approved a bonus of $75,000 for 2021 on January 25, 2022. Additionally, Mr. Thimot was granted an option to acquire 150,000 shares of common stock at an exercise price of $62.40 per share for a term of ten years of which half of the options vest monthly over four years and the balance is subject to certain performance vesting requirements. The aggregate grant date fair value of Mr. Thimot’s stock options was $5,272,000. Mr. Thimot has not exercised or realized a gain on his vested stock options as of the date of the submission of this report. All other compensation is primarily the Company’s 401(k) match for the fiscal year 2022. Mr. Thimot tendered his resignation as CEO on March 6, 2023, which became effective on the appointment of his successor on March 23, 2023 and his unvested stock options lapsed at that time.

(3)	Mr. Smith was hired as President and CTO on June 14, 2021. Mr. Smith and the Company entered an into an Offer Letter pursuant to which Mr. Smith will earn an annual salary of $275,000 with a bonus target at 50% of the base salary (pro-rated for 2021) upon terms to be agreed with the Compensation Committee for 2021, which was finally determined to be $75,000. The Compensation Committee approved a bonus of $75,000 for 2021 on January 25, 2022. In addition, Mr. Smith received a bonus of $50,000 after 90 days of service. Additionally. Mr. Smith was granted an option to acquire 75,000 shares of common stock at an exercise price of $62.40 per share for a term of ten years of which half of the options vest monthly over four years and the balance is subject to certain performance vesting requirements. The aggregate grant date fair value of Mr. Smith’s stock options was $2,636,000. In March 2022, Mr. Smith was granted an option to acquire 18,750 shares of common stock at an exercise price of $22.64 per share for a term of ten years which will vest over one year period with grant date fair value of approximately $362,000. In December 2022, Mr. Smith was granted an option to purchase 12,500 shares of common stock at an exercise price of $6.32 per share for a term of ten years which will vest over one year period at the aggregate grant date fair value of $76,000. Mr. Smith has not exercised or realized a gain on his vested stock options as of the date of the submission of this report. Mr. Smith left the Company as of February 15, 2023 and his unvested stock options lapsed at that time. All other compensation is primarily the Company’s 401(k) match for the fiscal year 2022. On February 15, 2023, Mr. Smith ceased to be and employee and President and CTO.

(4)	Mr. Szoke was the Chief Solutions Architect and former Director of the Company. Mr. Szoke retired in November 2021 and received an agreement to receive $305,000 over the ensuing year in lieu of his executive retention agreement. Additionally, the Company accelerated the vesting of the stock options granted in 2021. Mr. Szoke has not exercised or realized a gain on any of his vested stock options as of the date if the submission of this report. Mr. Szoke was reappointed as a Director of the Company on March 9, 2023 and joined the Company as CTO effective April 12, 2023.

(5)	Mr. Stoller was hired on January 31, 2017 and as part of his compensation package was granted 20,834 stock options which vest over three years and 20,834 shares of restricted stock which shares vest upon attainment of certain performance criteria. In May 2021, Mr. Stoller was granted 12,500 stock options which each vest over three years. The aggregate grant date fair value of the 2021 stock options were $414,000. As of December 31, 2021, 24,306 of the stock options granted were vested and exercisable and the restricted stock (20,834 common shares) vested in 2021 as a result of satisfaction of the performance conditions. Mr. Stoller sold 11,875 shares of common stock in 2021 to pay the estimated income tax obligations resulting from the vesting of the restricted stock. Mr. Stoller resigned and retired effective as of June 17, 2022. In connection with his retirement, the Board of Director approved the vesting of approximately 15,278 stock options which were unvested as of June 17, 2022.

(6)	Ms. Pham was hired as Chief Financial Officer on April 25, 2022 and commenced employment on June 20, 2022. Ms. Pham and the Company entered an Offer Letter pursuant to which Ms. Pham received a signing bonus of $25,000 and will earn an annual salary of $275,000 with a bonus target at 40% of the base salary (pro-rated for 2022). In addition, Ms. Pham was granted an option to acquire 43,750 shares of common stock at an exercise price of $19.28 per share for a term of ten years of which half of the options vest monthly over four years and the balance is subject to certain performance vesting requirements. The aggregate grant date fair value of Ms. Pham’s stock options was $722,750. In December 2022, Ms. Pham was granted an option to purchase 7,500 shares of common stock at an exercise price of $6.32 per share for a term of ten years which will vest over one year period at the aggregate grant date fair value of $45,000. Mr. Pham has not exercised or realized a gain on her vested stock options as of the date of the submission of this report. All other compensation is primarily the Company’s 401(k) match for the fiscal year 2022. Ms. Pham resigned effective August 15, 2023 and the Board of Director approved the vesting of all stock options granted to Ms. Pham as of August 15, 2023.

Other than the 401(k) retirement plan which allows employer match of 100% of up to 3% employee 401(k)payroll contribution and 50% of 4%-5% employee 401(k) payroll contribution, the Company currently has no other retirement, pension, or profit-sharing plan covering its officers and directors. The Company provides medical benefits on a cost sharing basis and has a dental plan which is fully paid by the employees cost. (See “Executive Agreements” below.)

Grant of Plan-Based Awards

During the calendar year ended December 31, 2022, the following grants were made to named executive officers:

●	The Company granted Mr. Smith stock options to acquire a total of 31,250 shares of common stock that vest over one year.

●	The Company granted Ms. Pham stock options to acquire 43,750 shares of common stock of which half vest monthly over four years and the balance is subject to certain performance vesting requirements. Ms. Pham was granted stock options to acquire an additional 7,500 shares of common stock that vest over one year.

During the calendar year ended December 31, 2021, the following grants were made to named executive officers:

●	The Company granted Mr. Thimot and Mr. Smith stock options to acquire 150,000 and 75,000 shares of common stock respectively upon their employment of which half of the options vest monthly over four years and the balance vest upon the achievement of certain market capitalization thresholds or performance conditions.

●	The Company granted Mr. Kumnick stock options to acquire 72,917 shares of common stock that vest upon the achievement of certain market capitalization thresholds or performance conditions. In November 2021 Mr. Kumnick agreed to cancel 37,500 of these stock options in consideration of removing certain service conditions. Upon his resignation as a director in March 2023, Mr. Kumnick agreed to cancel 19,278 stock options granted from 2019 to 2022.

●	In May 2021, Mr. Stoller was granted 12,500 stock options which vest over three years. In connection with his retirement in June 2022, the vesting of the remaining unvested stock options of this grant were fully accelerated.

There were no other grants of plan-based awards or common stock options, to other named executive officers during the year ended December 31, 2022.

Outstanding Equity Awards to Executive Officers

The following table sets forth information with respect to outstanding equity awards held by our named executive officers as of December 31, 2022.

			Plan Awards
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Unearned	Exercise	Expiration
	Exercisable	Unexercisable	Options (#)	Price ($)	Date
(a)	(b)	(c)	(d)	(e)	(f)
Executive Officer

Phillip Kumnick	12,500	-	-	13.2	12/10/29
Phillip Kumnick	138,889	-	-	19.12	5/22/25
Phillip Kumnick (1)	1,128	-	35,417	57.6	5/5/31
Phillip Kumnick	1,280	-	-	81.28	12/29/31
Phillip Kumnick	1,093	3,278	-	24.24	9/20/32
Thomas Thimot (1)	28,125	46,875	75,000	62.4	6/4/31
Cecil Smith III (1)	14,063	23,437	37,500	62.4	6/4/31
Cecil Smith III	-	18,750	-	22.64	3/18/32
Cecil Smith III	-	12,500	-	6.32	12/19/32
Thomas Szoke	41,667	-	-	108	9/25/25
Thomas Szoke	4,167	-	-	57.6	5/5/31
Stuart Stoller	20,834	-	-	24.00	1/31/27
Stuart Stoller	10,417	-	-	22.24	10/7/30
Stuart Stoller	12,500	-	-	57.6	5/5/31
Hang Thi Bich Pham (1)	2,734	19,141	21,875	19.28	6/20/32
Hang Thi Bich Pham	-	7,500	-	6.32	12/19/32

(1)	The performance conditions for the following stock options for Phillip Kumnick’s 35,417 shares, Thomas Thimot’s 75,000 shares, Cecil Smith’s 37,500 shares, and Hang Pham’s 21,875 shares have not been met as of December 31, 2022.

There were no outstanding unvested stock awards for the named executive officers as of December 31, 2022.

Option Exercises and Stock Vested Table

There have been no option exercises and restricted stock vesting during the year ended December 31, 2022 by any named executive officers

Compensation of Directors

		Cash Compensation	Stock-based Compensation	Total
	Year	($)	($)	($)

Philip Kumnick	2022	15,500	659,000	674,500
Chairman of the Board, Former CEO and President (1)	2021	-	558,000	558,000

Philip Broenniman	2022	11,000	820,000	831,000
Board Member, Former President (1)	2021	-	595,000	595,000

Michael Gorriz	2022	15,000	234,000	249,000
Board Member	2021	-	90,000	90,000

Michael Koehneman	2022	16,000	234,000	250,000
Board Member	2021	-	90,000	90,000

Neepa Patel	2022	16,000	129,000	145,000
Board Member	2021	-	11,250	11,250

Sanjay Puri	2022	-	-	-
Board Member (2)	2021	-	90,000	90,000

Joe Trelin	2022	14,000	113,000	127,000
Board Member	2021	-	-	-

Jacqueline White	2022	17,500	234,000	251,500
Board Member	2021	-	90,000	90,000

In May 2021, the Board resolved to adopt a new compensation policy for non-management directors, comprising the following:

●	On appointment as a new director, each director shall receive a grant of options having a Black Scholes value of $270,000, subject to three- year vesting, one-third earned after each Annual Meeting. If the director does not serve for at least three years, then they will lose a proportionate part of the award.

●	After each Annual Meeting, commencing with the first Annual Meeting at which a director is re-elected to the Board, each director would receive a grant of options having a Black Scholes value of $90,000, subject to one year vesting (one twelfth earned each month). If the director does not serve the full year, then they will lose a proportionate part of the award.

In May 2022, the Board approved that the Compensation Plan be amended as follows:

●	For attendance at each Board or Committee meeting of the Company, each director, who is not a committee chair, shall receive the sum of $2,000.

●	For attendance at each Board or Committee meeting of the Company, each director, who is a committee chair shall receive the sum of $2,500.

●	For attendance at each Board or Committee meeting of the Company, which lasts more than 2 hours, in lieu of the above sums, each director shall receive the sum of $1,000 per hour duration of such meeting.

●	When Board and Committee meetings are held on the same day, the meetings shall be treated as a single meeting for the purpose of determining compensation.

●	Payment shall be made quarterly in arrear in the month following completion of each fiscal quarter commencing July 2022 for the 2nd quarter.

(1)	Mr. Philip Kumnick served as CEO and President and Mr. Phillip Broenniman served as President of the Company through the middle of June 2021. The Company granted Mr. Kumnick stock options to acquire 583,333 shares of common stock that vest upon the achievement of certain market capitalization thresholds or performance conditions. In November 2021 Mr. Kumnick agreed to cancel 300,000 of these stock options in consideration of removing certain service conditions. Upon his resignation in March 2023 Mr. Kumnick agreed to cancel 19,278 stock options granted from 2019 to 2022.The Company granted Mr. Broenniman stock options to acquire 583,333 shares of common stock that vest upon the achievement of certain market capitalization thresholds or performance conditions. In November 2021 Mr. Broenniman agreed to cancel 200,000 of these stock options in consideration of removing certain service conditions. Upon his resignation in March 2023 Mr. Broenniman agreed to cancel 6,327 stock options granted in 2021 and 2022.

On his appointment to the Board of Directors Mr. Kumnick received a grant of an option to purchase 12,500 shares of common stock vesting in equal parts over three years, or earlier in the event of a change of control of the Company (as defined in the option grant). In March 2020, the Company entered into a restricted stock purchase agreement with Phillip Kumnick, providing Mr. Kumnick with the right to acquire 6,250 shares of common stock at par value subject to the Vesting Criteria (as defined in the stock purchase agreement). On Philip Broenniman’s appointment, the Company entered into a restricted stock purchase agreement with him, providing Mr. Broenniman with the right to acquire 6,250 shares of common stock at par value subject to the Vesting Criteria. The Vesting Criteria were met in 2021 and as a result the Company recorded a restricted stock expense of $127,500 each for Mr. Phillip Kumnick and Mr. Philip Broenniman.

Executive Employment Agreements

On February 15, 2023 Cecil N. Smith III ceased to be an employee, and the President and Chief Technology Officer of the Company pursuant to the Labor Reduction Plan. The Company had entered into an Executive Retention Agreement with Mr. Smith dated as of June 14, 2021, which provides for certain benefits upon termination of Mr. Smith’s employment and Mr. Smith subsequently signed a release of all prior claims in consideration of the payments to be made by the Company under the Executive Retention Agreement.

On March 23, 2023, the Company and Rhoniel A. Daguro, a director of the Company, entered an Offer Letter pursuant to which Mr. Daguro agreed to serve as Chief Executive Officer of the Company in consideration of an initial annual salary of $400,000. Mr. Daguro will be eligible for an annual target bonus of up to $375,000 based on performance milestones. For the period ending March 31, 2024, a bonus amount of $75,000 shall be payable upon the Company achieving increments of $1,000,000 in total contract value of all customer agreements less claw backs (“Bookings”) up to an aggregate of $5,000,000 in Bookings. For subsequent years, Mr. Daguro and the Compensation Committee of the Board will mutually agree as to the performance targets to earn for the annual bonus. On April 10, 2023, the Company provided Mr. Daguro with an initial grant of options (“Initial Grant”) to purchase 306,875 shares of common stock at the exercise price of $3.18 per share for a period of ten years vesting subject to achievement of performance and service conditions. On June 28, 2023, the Company granted an additional grant of options to Mr. Daguro to acquire 183,125 shares of common stock at the exercise price of $5.48 for a period of ten years vesting subject to achievement of performance and conditions.

March 23, 2023, the Company and Thomas Thimot entered into a Confidential Separation Agreement and General Release for the purposes of separation of Mr. Thimot from the Company as Chief Executive Officer and an employee by mutual consent and settling, compromising and resolving all claims between them. Mr. Thimot’s resignation was effective March 23, 2023. In addition to the Company paying all accrued but unpaid salary and providing reimbursement for all outstanding expenses, the Company has agreed to pay Mr. Thimot $325,000 which shall be deferred until the earlier of April 1, 2025 and a change of control of the Company and is subordinated to the initial advance in the amount of $900,000 made pursuant to the Amended & Restated Facility Agreement entered into as of March 8, 2023 between the Company and Stephen Garchik, as well as to all present and future secured indebtedness of the Company under the Senior Convertible Notes issued by the Company as of March 21, 2022 and pursuant to such Facility Agreement. Mr. Thimot will also be eligible for certain health benefits. The exercise period with respect to Mr. Thimot’s stock option to acquire 32,813 shares of common stock at an exercise price of $62.4 per share was extended through March 23, 2027. All unvested grants or other equity awards lapsed and are no longer exercisable as of the separation date.

On April 12, 2023, the Company entered an Offer Letter with Thomas R. Szoke, a director of our company, pursuant to which Mr. Szoke agreed to serve as Chief Technology Officer in consideration of an initial annual salary of $250,000. Mr. Szoke received an initial signing bonus of $20,833 and will be eligible for an annual target bonus of up to $200,000 based on performance milestones. For the period ending March 31, 2024, a bonus amount of $40,000 shall be payable upon our company achieving increments of $1,000,000 in total contract value of all customer agreements less claw backs (“Bookings”) up to an aggregate of $5,000,000 in Bookings. For subsequent years, Mr. Szoke and the Compensation Committee of the Board will mutually agree as to the performance targets to earn for the annual bonus. The vesting criteria of Mr. Szoke’s Stock Options to acquire 12,500 shares of common stock previously granted to Mr. Szoke on March 14, 2023 (the “Original Grant”) were amended pursuant to an Amended and Restated Stock Non-Statutory Option Agreement providing for vesting subject to achievement of performance and service conditions. All other terms of the Original Grant were not changed. On June 28, 2023, the Company made an additional grant of options to Mr. Szoke to acquire 50,000 shares of common stock at the exercise price of $5.48 per share for a period of ten years vesting subject to achievement of service and performance conditions. The employment of Mr. Szoke is at will and may be terminated at any time, with or without formal cause. We also entered an Executive Retention Agreement with Mr. Szoke, pursuant to which we agreed to provide specified severance and bonus amounts and to accelerate the vesting on his equity awards upon termination upon a change of control or an involuntary termination, as each term is defined in the agreement. In the event of a termination upon a change of control or an involuntary termination, Mr. Szoke is entitled to receive an amount equal to 100% of his base salary, the actual bonus earned but unpaid for the previous year and any bonus that was earned but unpaid prior to the termination date. Further, upon termination upon a change of control or an involuntary termination, we will reimburse Mr. Szoke for the cost of continuation of health coverage for Mr. Szoke and his eligible dependents pursuant to COBRA until the earlier of 12 months following the termination date, the date Mr. Szoke and his dependents are eligible for health coverage from a new employer or the date Mr. Szoke and his eligible dependents are no longer eligible for COBRA.

On May 11, 2023, the Company and Ms. Annie Pham, the CFO of the Company, entered a Retention Agreement, pursuant to which the Company agreed to provide specified retention bonus amounts subject to certain performance conditions in the aggregate amount of up to $240,625 and to accelerate the vesting on her equity awards upon termination. This Agreement replaces the previous Executive Retention Agreement dated April 25, 2022, which was terminated and a release granted in relation thereto. Ms. Pham resigned effective August 15, 2023 and will assist the Company during the transition on a consulting basis.

On July 31, 2023, the Company and Edward Sellitto entered an Offer Letter pursuant to which Mr. Sellitto agreed to serve as Chief Financial Officer of the Company commencing August 15, 2023 in consideration of an annual salary of $250,000. Mr. Sellitto will be eligible for an annual target bonus of up to 60% of base salary based on achievement of performance milestones, as Mr. Sellitto and the Compensation Committee of the Board, will mutually agree for each year. The bonus shall be pro-rated for the year 2023. On August 15, 2023 Mr. Sellitto was granted options to purchase 50,000 shares of common stock vesting subject to achievement of performance and service conditions at an exercise price of $8.87 with an exercise period of 10 years. The employment of Mr. Sellitto will be at will and may be terminated at any time, with or without formal cause.

Long-Term Incentive Plans, Retirement or Similar Benefit Plans

As of December 31, 2022, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2022

Number of
securities
remaining
available
	Number of	Weighted	issuance
	securities	average	under equity
	to be issued	exercise	compensation
	upon	price of	plans
	exercise of	outstanding	(excluding)
	outstanding	options,	securities
	options, awards	awards	reflected in
Plan	and rights	and rights	first column)

Equity compensation plans approved by security holders - 2017 Incentive Stock Plan	472,053	38.32	-

Equity compensation plans approved by security holders - 2021 Equity Incentive Plan	245,816	20.00	9,488

Equity compensation plans not approved by security holders	573,698	64.56	-

The Company has adopted the authID Inc. 2017 Incentive Stock Plan and the 2021 Equity Incentive Plan. The Company has no other equity incentive plans in effect as of December 31, 2022.

On September 28, 2017, the shareholders of the Company approved the 2017 Incentive Stock Plan (“2017 Incentive Plan”). On December 29, 2021 the shareholders of the Company approved the 2021 Equity Incentive Plan (“2021 Plan”). At the Company’s annual meeting on June 26, 2023, the shareholders approved an increase of an additional 362,500 shares of common stock under the 2021 Plan. The following is a summary of principal features of the 2017 Incentive Plan and the 2021 Plan. The summaries, however, does not purport to be a complete description of all the provisions of each plan.

The 2017 Incentive Plan authorized Awards over 604,167 shares of common stock and the 2021 Plan authorizes Awards over 156,250shares as well as (a) the balance of the shares which were not allocated to awards under the 2017 Incentive Plan and (b) any shares which are forfeited or cancelled under awards that lapse or expire under the prior plans. No further awards may be made under the 2017 Incentive Plan. All plans are administered by the Compensation Committee.

Under each plan, options may be granted which are intended to qualify as Incentive Stock Options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986 (the “Code”) or which are not (“Non-ISOs”) intended to qualify as Incentive Stock Options thereunder. Other types of equity awards may also be granted under each of the plans include but are not limited to restricted stock, restricted stock units, and stock appreciation rights, which together with the ISO’s and Non-ISO’s are hereinafter collectively referred to as “Awards”. Each of the plans are not considered qualified deferred compensation plan under Section 401(a) of the Internal Revenue Code and are not subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The terms of Awards granted under the Plans shall be contained in an agreement between the participant and the Company and such terms shall be determined by the Compensation Committee consistent with the provisions of the applicable Plan. The terms of Awards may or may not require a performance condition in order to vest the equity comprised in the relevant Award.

Any option granted under any of the Plans must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of grant, but the exercise price of any ISO granted to an eligible employee owning more than 10% of our outstanding common stock must not be less than 110% of fair market value on the date of the grant. The Plans further provide that with respect to ISOs the aggregate fair market value of the common stock underlying the options which are exercisable by any option holder during any calendar year cannot exceed $100,000. The term of each Plan option and the manner in which it may be exercised is determined by the board of directors or the compensation committee, provided that no option may be exercisable more than 10 years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more than 10% of the common stock, no more than five years after the date of the grant. In the event of any stock split of our outstanding common stock, the board of directors in its discretion may elect to maintain the stated number of shares reserved under the Plan without giving effect to such stock split. Subject to the limitation on the aggregate number of shares issuable under the Plan, there is no maximum or minimum number of shares as to which Award may be granted to any person.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of August 28, 2023, as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of Common Stock shown as beneficially owned by the stockholder. Shares of Common Stock that are currently exercisable or convertible within 60 days of August 28, 2023 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address of each stockholder is c/o authID Inc. at 1580 North Logan Street, Suite 660, Unit 51767, Denver, CO 80203.

Name	Position	Number of Shares of Common Stock		Percentage of Common Stock (1)
Officers and Directors
Rhoniel A. Daguro	Director, CEO	231,183	(2)	2.3%
Thomas R. Szoke	Director, CTO	129,306	(3)	1.5%
Michael C. Thompson	Director	50,798	(4)	*
Ken Jisser	Director	39,017	(5)	*
Joseph Trelin	Director	22,137	(6)	*
Michael L. Koehneman	Director	17,202	(7)	*
Jacqueline L. White	Director	15,702	(8)	*
Edward Sellitto	CFO	2,776	(9)	*
Total Officers and Directors		472,441		5.2%

5% Stockholders
Stephen J. Garchik	Stockholder	1,105,359	(10)	13.9%
Philip R. Broenniman	Stockholder	594,101	(11)	7.0%

Total Officers, Directors and 5% Stockholders		2,171,901		26.2%

*	Represents less than 1% of the Company’s issued and outstanding shares of common stock.

(1)	Applicable percentage ownership is based on 7,874,962 shares of common stock outstanding as of August 28, 2023. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of are deemed to be beneficially owned by the person holding such securities for computing the percentage of ownership of such person, but are not treated as outstanding for computing the percentage ownership of any other person.

(2)	Includes (i) 12,500 shares of common stock, (ii) a stock option to purchase 306,875 shares of common stock at an exercise price of $3.176 vesting subject to achievement of performance and service conditions, and (iii) a stock option to purchase 183,125 shares of common stock at an exercise price of $5.48 vesting subject to achievement of performance and service conditions. A total of 218,683 of the stock options will be vested as of October 27, 2023.

(3)	Includes (i) 45,625 shares of common stock, (ii) 12,500 shares of common stock held by Mrs. Szoke, (iii) a stock option to acquire 41,667 shares of common stock at an exercise price of $108.00 per share, (iv) a stock option to acquire 4,166 shares of common stock at an exercise price of $57.60 per share, (v) a stock option to acquire 12,500 shares of common stock at an exercise price of $2.64 per share vesting subject to achievement of performance and service conditions, and (vi) a stock option to acquire 50,00 shares of common stock at an exercise price of $5.48 per share vesting subject to achievement of performance and service conditions. A total of 71,181 of the stock options will be vested as of October 27, 2023.

(4)	Includes (i) 49,756 shares of common stock, (ii) a stock option to acquire 12,500 shares of common stock at an exercise price of $2.64 per share which vest over a three-year period after each Annual Meeting subject to continued service, and (iii) a stock option to acquire 3,125 shares of common stock at an exercise price of $5.48 per share which vest over 12 months of which 1,042 will be vested as of October 27, 2023.

(5)	Includes (i) 37,975 shares of common stock, (ii) a stock option to acquire 12,500 shares of common stock at an exercise price of $2.64 per share which vest over a three-year period after each Annual Meeting subject to continued service, and (iii) a stock option to acquire 3,125 shares of common stock at an exercise price of $5.48 per share which vest over 12 months of which 1,042 will be vested as of October 27, 2023.

(6)	Includes (i) 12,725 shares of common stock, (ii) a stock option to acquire 12,613 shares of common stock at an exercise price of $25.04 per share, which vest over a three-year period after each Annual Meeting subject to continued service, and (iii) a stock option to acquire 15,625 shares of common stock at an exercise price of $5.48 per share which vest over 12 months. A total of 9,412 of the stock options will be vested as of October 27, 2023.

(7)	Includes (i) 1,472 shares of common stock, (ii) 29 shares of common stock held by Mrs. Koehneman, (iii) a stock option to acquire 7,813 shares of common stock at an exercise price of $62.40 per share, which vest over a three-year period after each Annual Meeting subject to continued service, of which 5,208 are vested, (iv) a stock option to acquire 1,280 shares of common stock at $121.28 per share, (v) a stock option to acquire 4,370 shares of common stock at $24.24 per share, and (vi) a stock option to acquire 15,625 shares of common stock at an exercise price of $5.48 per share which vest over 12 months, of which 5,208 will be vested as of October 27, 2023.

(8)	Includes (i) a stock option to acquire 7,813 shares of common stock at an exercise price of $62.40 per share, which vest over a three-year period after each Annual Meeting subject to continued service, of which 5,208 are vested, (ii) a stock option to acquire 1,280 shares of common stock at $121.28 per share, and (iii) a stock option to acquire 4,371 shares of common stock at $24.24 per share, and (vi) a stock option to acquire 15,625 shares of common stock at an exercise price of $5.48 per share which vest over 12 months, of which 5,208 will be vested as of October 27, 2023.

(9)	Comprises an option to purchase 50,000 shares of common stock at an exercise price of $8.87 vesting subject to achievement of performance and service conditions, of which 2,776 will be vested as of October 27, 2023.

(10)	Includes (i) 925,024 shares of common stock held by Mr. Garchik personally, (ii) 20,834 shares of common stock held by the Garchik 2019 Irrevocable Trust (“2019 Trust”) of which Mr. Garchik is a trustee and beneficiary, (iii) 1,459 shares of common stock held by Garchik Universal Limited Partnership, which Mr. Garchik jointly controls with his sister, (iv) 147,627 shares of common stock held by the Marla Garchik 2020 Irrevocable Trust (the “2020 Trust”) of which Mr. Garchik is a beneficiary, and (v) a common stock purchase warrant to acquire 10,417 shares of common stock at $36.00 per share held by the 2019 Trust.

(11)	Includes (i) 63,222 shares of common stock, (ii) a stock option to purchase 69,445 shares of common stock at a price of $16.80 per share, (iii) a stock option to purchase 47,917 shares of common stock at a price of $57.60 per share which vest upon meeting performance criteria. The performance criteria have not been met as of August 28, 2023 (iv) common stock purchase warrants to acquire 1,459 shares of common stock at $39.60 per share and 1,094 shares of common stock at $21.12 per share, and (v) 458,883 shares of common stock held by Varana Capital Focused L.P. (“VCFLP”). Mr. Broenniman is the Managing Partner of Varana Capital, LLC, which, in turn, is the investment manager of and has dispositive control over the shares held by VCFLP. By virtue of these relationships, in addition to the shares he holds personally, Mr. Broenniman may be deemed to beneficially own the shares held by VCFLP.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders.

We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the securities by the Selling Stockholders that were issued in the Private Placement and the Note Exchange and the A&R Facility Agreement, the Initial Promissory Note and the Guaranty entered with Garchik, which were terminated upon closing the Private Placement, and those Selling Stockholders who are or were directors and officers of the Company (as disclosed above) the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Shareholder, based on its ownership of our Common Stock and Options and Warrants, as of August 28, 2023, assuming exercise of the Options and Warrants held by the Selling Stockholders on that date, without regard to any limitations on exercises, if any.

The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of the registration rights agreements entered into with the Selling Stockholders, this prospectus generally covers the resale of the sum of the shares of Common Stock held by the Selling Shareholders. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares Owned After the Offering
Ankur Ahuja	10,130		10,130	0
Arthur Lerner, Trustee Arthur H. Lerner Revocable Trust	105,044		67,176	37,868
Barbara A. Stone, Trustee Joel A. Stone Irrevocable Credit Shelter Trust	21,009		13,435	7,574
Barry Beck	217,135		107,482	109,653
Brian Toolan	114,427	(1)	68,232	46,195
David W. Karp, Trustee, David W. Karp Revocable Trust DTD July 6, 1982 As Amended & Restated	29,460	(2)	13,435	16,025
Donald Bruno	13,647		13,647	0
Douglas Wertheimer	42,018		26,871	15,147
Ed Goldberg, Trustee Goldberg Family Trust	42,018		26,871	15,147
Fali Rubinstein, Trustee Jack Rubinstein Irrevocable Trust	42,018		26,871	15,147
FC Holdings I LLC	230,175	(3)	134,352	95,823
Glen Stein, Trustee Patricia Stein 2014 Irrevocable Trust	43,018		26,871	16,147
Irwin & Nora Friedman	216,336		202,584	13,752
Isroff Family LLC	49,518	(4)	26,871	22,647
Joseph Gibbons	27,293		27,293	0
Joseph Trelin*	40,963	(5)	12,500	28,463
Ken Jisser*	53,601	(6)	37,127	16,474
Leonard M. Schiller, Trustee Leonard M. Schiller Revocable Trust dtd 10/3/1997	53,522		33,588	19,934
Loretta Diamond	13,647		13,647	0
Michael and Vanessa Matilsky	13,647		13,647	0
Michael C. Thompson*	65,381	(7)	12,500	52,881
Neil Pistol	3,866		3,437	429
Paxton Holdings LLC	230,176	(8)	134,352	95,824
Philip R. Broenniman**	642,019	(9)	445,684	196,335
Pierce D Nunley & Amie Nunley	53,794		29,021	24,773
Rhoniel A. Daguro*	502,500	(10)	12,500	490,000
Richard G. David	38,326	(11)	20,153	18,173
Richard Greene	199,912		127,366	72,546
Richard Guarino	13,647		13,647	0
Ricky Solomon	213,000	(12)	137,094	75,906
Stephen J. Garchik	1,105,360	(13)	795,246	310,114
Steven Shapiro	103,127		67,176	35,951
Strul Associates LP	307,891	(14)	190,204	117,687
Wendell Gorum	13,647		13,647	0
TOTALS	4,871,272		2,904,657	1,966,615

*	Serves as a director of the Company.

**	Former director of the Company.

(1)	Includes (i) 110,260 shares of common stock, and (ii) a warrant to purchase 4,167 shares of common stock at an exercise price of $36.00 per share.

(2)	Includes (i) 28,418 shares of common stock, and (ii) a warrant to purchase 1,042 shares of common stock at an exercise price of $36.00 per share.

(3)	Includes (i) 224,966 shares of common stock, and (ii) a warrant to purchase 5,209 shares of common stock at an exercise price of $36.00 per share. FC Holdings, LLC is managed by Four Corners Holdings, Inc. and Daniel A. Schwartz is the person who has voting or investment control over the shares held by the entity.

(4)	Isroff Family, LLC is managed by Chuck Isroff, who is the person who has voting or investment control over the shares held by the entity.

(5)	Includes (i) 12,725 shares of common stock, (ii) a stock option to acquire 12,613 shares of common stock at an exercise price of $25.04 per share, which vest over a three-year period after each Annual Meeting subject to continued service, and (iii) a stock option to acquire 15,625 shares of common stock at an exercise price of $5.48 per share which vest over 12 months.

(6)	Includes (i) 37,975 shares of common stock, (ii) a stock option to acquire 12,500 shares of common stock at an exercise price of $2.64 per share which vest over a three-year period after each Annual Meeting subject to continued service, and (iii) a stock option to acquire 3,125 shares of common stock at an exercise price of $5.48 per share which vest over 12 months.

(7)	Includes (i) 49,756 shares of common stock, (ii) a stock option to acquire 12,500 shares of common stock at an exercise price of $2.64 per share which vest over a three-year period after each Annual Meeting subject to continued service, and (iii) a stock option to acquire 3,125 shares of common stock at an exercise price of $5.48 per share which vest over 12 months.

(8)	Includes (i) 224,967 shares of common stock, and (ii) a warrant to purchase 5,209 shares of common stock at an exercise price of $36.00 per share. Paxton Holdings LLC is managed by James G. Dinan, who is the person who has voting or investment control over the shares held by the entity.

(9)	Includes (i) 63,222 shares of common stock, (ii) a stock option to purchase 69,445 shares of common stock at a price of $16.80 per share, (iii) a stock option to purchase 47,917 shares of common stock at a price of $57.60 per share which vest upon meeting performance criteria. The performance criteria have not been met as of August 28, 2023 (iv) common stock purchase warrants to acquire 1,459 shares of common stock at $39.60 per share and 1,094 shares of common stock at $21.12 per share, and (v) 458,883 shares of common stock held by Varana Capital Focused L.P. (“VCFLP”). Mr. Broenniman is the Managing Partner of Varana Capital, LLC, which, in turn, is the investment manager of and has dispositive control over the shares held by VCFLP. By virtue of these relationships, in addition to the shares he holds personally, Mr. Broenniman may be deemed to beneficially own the shares held by VCFLP.

(10)	Includes (i) 12,500 shares of common stock, (ii) a stock option to purchase 306,875 shares of common stock at an exercise price of $3.176 vesting subject to achievement of performance and service conditions, and (iii) a stock option to purchase 183,125 shares of common stock at an exercise price of $5.48 vesting subject to achievement of performance and service conditions. A total of 218,683 of the stock options will be vested as of October 27, 2023.

(11)	Includes (i) 38,013 shares of common stock, and (ii) a warrant to purchase 313 shares of common stock at an exercise price of $36.00 per share.

(12)	Includes (i) 203,625 shares of common stock, and (ii) a warrant to purchase 9,375 shares of common stock at an exercise price of $36.00 per share.

(13)	Includes (i) 925,024 shares of common stock held by Mr. Garchik personally, (ii) 20,834 shares of common stock held by the Garchik 2019 Irrevocable Trust (“2019 Trust”) of which Mr. Garchik is a trustee and beneficiary, (iii) 1,459 shares of common stock held by Garchik Universal Limited Partnership, which Mr. Garchik jointly controls with his sister, (iv) 147,627 shares of common stock held by the Marla Garchik 2020 Irrevocable Trust (the “2020 Trust”) of which Mr. Garchik is a beneficiary, and (v) a common stock purchase warrant to acquire 10,417 shares of common stock at $36.00 per share held by the 2019 Trust.

(14)	Includes (i) 190,204 shares of common stock, and (ii) a warrant to purchase 334 shares of common stock at an exercise price of $36.00 per share. Strul Associates, L.P. is managed by Strul Associates, LLC its General Partner and Aubrey Strul is the person who has voting or investment control over the shares held by the entity.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

DESCRIPTION OF SECURITIES

The following description of our capital stock, together with any additional information we include in any applicable prospectus supplement or any related free writing prospectus, summarizes the material terms and provisions of our capital stock. For the complete terms of our capital stock, please refer to our certificate of incorporation bylaws that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any applicable prospectus supplement. The terms of these securities may also be affected by the Delaware General Corporation Law (the “DGCL”). The summary below and that contained in any applicable prospectus supplement, or any related free writing prospectus are qualified in their entirety by reference to our certificate of incorporation and bylaws.

General

As of the date of this prospectus, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares of preferred stock are presently outstanding. As of August 28, 2023, there were 7,874,962 shares of our common stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the Board out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all of our debts and other liabilities, subject to the liquidation preferences of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that we may designate and issue in the future.

Preferred Stock

No shares of our Preferred Stock are presently outstanding. Our Board is authorized, without action by the stockholders, to designate and issue up to 20.0 million shares of preferred stock in one or more series. Our Board can fix or alter the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting a class or series. The issuance of preferred stock could, under certain circumstances, result in one or more of the following adverse effects:

●	decreasing the market price of our common stock;

●	restricting dividends on our common stock;

●	diluting the voting power of our common stock;

●	impairing the liquidation rights of our common stock; or

●	delaying or preventing a change in control of us without further action by our stockholders.

Our Board will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the DGCL

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the certificate of incorporation and bylaws and Delaware law, as applicable, among other things:

●	provide our Board of Directors with the ability to alter the bylaws without stockholder approval;

●	place limitations on the removal of directors; and

●	provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Blank Check Preferred.

Our Board of Directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series.

The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control.

Advance Notice Bylaws.

The bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to our Board of Directors. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Interested Stockholder Transactions.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of ours to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or the bylaws; and (iv) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware Forum Provision. The Delaware Forum Provision will not apply to suits brought to enforce any duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We recognize that the Delaware Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders.

Transfer Agent and Registrar

Our transfer agent and registrar for our capital stock is Computershare Trust Company N.A., PO Box 43006, Providence, RI, 02940.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pursuant to Rule 4200 of The NASDAQ Stock Market one of the definitions of an independent director is a person other than an executive officer or employee of a company. The Company’s board of directors has reviewed the materiality of any relationship that each of the directors has with the Company, either directly or indirectly. Based on this review the board has determined that there are four independent directors, including all the members of the Audit Committee, The Compensation Committee and the Governance Committee.

Sale of Common Stock

On May 23, 2023, the Company entered into a Purchase Agreement with accredited investors, pursuant to which we issued and sold, in a public offering an aggregate of 1,113,828 Registered Shares and in the Private Placement we issued 1,120,354 PIPE Shares at a per share price of $3.664 per share (or $4.00 if the purchaser is a director of our company). The purchasers under the Purchase Agreement included Garchik and four directors of our company, including our Chief Executive Officer and Chairman of the Board of Directors.

On May 23, 2023, we entered into an Exchange Agreement with certain Holders of the Convertible Notes, pursuant to which we issued 2,380,416 shares of Common Stock to the Holders in exchange for the Holders’ Convertible Notes as part of the Note Exchange at a per share price of $3.776 per share (or $4.12 if the Holder is a director, officer or insider of our company). The Holders included a director of our Company and Garchik, as well as two former directors and a former executive officer of the Company.

On March 18 and March 21, 2022, the Company entered into Subscription Agreements (the “Subscription Agreements”) with an accredited investor and two directors and an executive officer of the Company, and, pursuant to the Subscription Agreements, those directors and officer invested a total of approximately $0.2 million to purchase shares common stock.

On August 26, 2021, the Company completed the Offering of 205,357 shares of its common stock at a public offering price of $56.00 per share, including 26,786 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for gross proceeds of approximately $11.5 million. Two executive officers and three members of the Board of Directors participated in the offering and purchased approximately 164,250 shares.

Credit Facility

On March 21, 2022 the Company entered into a Credit Facility with an accredited investor Mr. Stephen Garchik, who is both a current shareholder of the Company and a Note Investor, pursuant to which the accredited investor agreed to provide a $10.0 million unsecured standby line of credit facility that will rank behind the Convertible Notes and may be drawn down in several tranches, subject to certain conditions described in the Credit Facility. Pursuant to the Credit Facility, the Company agreed to pay the Lender the Facility Commitment Fee of 12,500 shares of our common stock upon the effective date of the Facility Agreement. Upon request by Mr. Garchik and until the full amount due under the Credit Facility is repaid in full, the Company will provide for the nomination of one designee specified in writing by Garchik for appointment to our board of directors and for subsequent election to our board of directors and to recommend such nominee for election to our board of directors. On April 18, 2022, Joseph Trelin, as Garchik’s designee under the Credit Facility, was appointed as a member of the Board of Directors of the Company. By virtue of such right of nomination Mr. Garchik considered himself a “director by deputization”.

The Credit Facility was amended and restated effective March 6, 2023 pursuant to which amendment the amount of the facility was reduced to $3.6 million, an initial advance of $900,000 was made. Pursuant to the A&R Facility Agreement, Mr. Garchik nominated four additional directors to the Board and following their appointment, such nomination right terminated. On May 25, 2023, the Company and Mr. Garchik agreed to cancel the Initial Promissory Note, terminated the A&R Facility Agreement and Guaranty and offset the outstanding balance of the note of $900,000 and $29,250 accrued and unpaid interest with the purchase price of 245,633 and 7,983 shares of common stock, respectively.

Convertible Notes Payable

On March 21, 2022, the Company entered into a Securities Purchase Agreement (“SPA”) with certain accredited investors, including two directors, an affiliate of a director and an executive officer of the Company (the “Related Note Investors”), and, pursuant to the SPA, sold to the Related Note Investors Senior Secured Convertible Notes (“Convertible Notes”) with an aggregate initial principal amount of approximately $2.2 million and a conversion price of $29.60 per share. In connection with the issuance of the Convertible Notes a total of 458 shares of common stock were issued by way of an origination fee. The Convertible Notes will accrue interest at the rate of 9.75% per annum, which will be payable in cash or, for some or all of the first five interest payments, in shares of our common stock at the Company’s option, on the last day of each calendar quarter before the maturity date and on the maturity date. The maturity date of the Convertible Notes is March 31, 2025. During the period ended December 31, 2022, in connection with the payment of interest on the Convertible Notes, 20,761 shares were issued to the Related Note Investors (excluding the executive officer who had retired by the first interest date). The Convertible Notes were exchanged for exchanged for shares of common stock pursuant to the Note Exchange.

In 2021, the Company received conversion notices from Stern Trust of which Theodore Stern, (a former member of the Board of Directors until June 9, 2021) was the Trustee, converting the principal amount, repayment premium and interest in the amount of approximately $3.5 million payable under the Restated Stern Note into approximately 561,000 shares of common stock. Additionally, Theodore Stern and Herbert Selzer (also a former member of the Board of Directors until June 9, 2021) provided conversion notices for their respective 2020 Notes converting the principal, repayment premium and interest in the amount of approximately $256,000 into approximately 5,125 shares of common stock. The Stern Trust was owed approximately $0.7 million in interest under the Restated Stern Note, which was not been converted and remained outstanding as of December 31, 2021 and repaid in full in December 2022.

Director & Executive Compensation

On June 6, 2023, the Company entered into a services agreement with The Pipeline Group, Inc. (“TPG”). Ken Jisser, a director of the Company, is the founder and CEO of TPG, a technology-enabled services company that aims to deliver business results for companies looking to build a predictable and profitable pipeline.  The agreement provides that TPG will assist in providing outsourced sales including business development resources for outbound calling, provide support for automated dialing technology, classify customer data and other sales related services. In consideration of the services, the Company will pay TPG $47,000 per month during a one-year term.

On March 23, 2023, the Company Mr. Daguro, a director of the Company, entered an Offer Letter pursuant to which Mr. Daguro agreed to serve as Chief Executive Officer of the Company in consideration of an initial annual salary of $400,000. Mr. Daguro will be eligible for an annual target bonus of up to $375,000 based on performance milestones. For the period ending March 31, 2024, a bonus amount of $75,000 shall be payable upon the Company achieving increments of $1,000,000 in total contract value of all customer agreements less claw backs (“Bookings”) up to an aggregate of $5,000,000 in Bookings. For subsequent years, Mr. Daguro and the Compensation Committee of the Board will mutually agree as to the performance targets to earn for the annual bonus. On April 10, 2023 the Company provided Mr. Daguro with an initial grant of options to purchase 306,875 shares of common stock for a period of ten years vesting subject to achievement of performance and service conditions, at an exercise price of $3.176. On June 28, 2023 the Company made an additional grant of options to Mr. Daguro to acquire 183,125 shares of common stock at an exercise price of $5.48 per share for a period of ten years vesting subject to achievement of performance and service conditions. The employment of Mr. Daguro is at will and may be terminated at any time, with or without formal cause. The Company also entered an Executive Retention Agreement with Mr. Daguro, pursuant to which the Company agreed to provide specified severance and bonus amounts and to accelerate the vesting on his equity awards upon termination upon a change of control or an involuntary termination, as each term is defined in the agreement. In the event of a termination upon a change of control or an involuntary termination, Mr. Daguro is entitled to receive an amount equal to 100% of his base salary, the actual bonus earned but unpaid for the previous year and any bonus that was earned but unpaid prior to the termination date. Further, upon termination upon a change of control or an involuntary termination, the Company will reimburse Mr. Daguro for the cost of continuation of health coverage for Mr. Daguro and his eligible dependents pursuant to COBRA until the earlier of 12 months following the termination date, the date Mr. Daguro and his dependents are eligible for health coverage from a new employer or the date Mr. Daguro and his eligible dependents are no longer eligible for COBRA.

March 23, 2023, the Company and Thomas Thimot entered into a Confidential Separation Agreement and General Release for the purposes of separation of Mr. Thimot from the Company as Chief Executive Officer and an employee by mutual consent and settling, compromising and resolving all claims between them. Mr. Thimot’s resignation was effective March 23, 2023. In addition to the Company paying all accrued but unpaid salary and providing reimbursement for all outstanding expenses, the Company has agreed to pay Mr. Thimot $325,000 which shall be deferred until the earlier of April 1, 2025 and a change of control of the Company and is subordinated to the initial advance in the amount of $900,000 made pursuant to the Amended & Restated Facility Agreement entered into as of March 8, 2023 between the Company and Stephen Garchik, as well as to all present and future secured indebtedness of the Company under the Senior Convertible Notes issued by the Company as of March 21, 2022 and pursuant to such Facility Agreement. Mr. Thimot will also be eligible for certain health benefits. The exercise period with respect to Mr. Thimot’s stock option to acquire 32,813 shares of common stock at an exercise price of $62.40 per share was extended through March 23, 2027. All unvested grants or other equity awards lapsed and are no longer exercisable as of the separation date.

Messrs. Thimot, Phillip L. Kumnick, Philip R. Broenniman, Michael A. Gorriz and Ms. Neepa Patel tendered their resignations from the Board of Directors of the Company on March 9, 2023. The Board of Directors appointed Joseph Trelin to the Company’s Compensation and Audit Committees. On March 9, 2023, the Board of Directors appointed Rhon Daguro, Ken Jisser, Michael Thompson and Thomas Szoke as additional directors of the Company and reduced the size of the Board of Directors from 8 directors to 7 directors. The Company granted Messrs. Jisser, Thompson and Szoke 12,500 options each at the exercise price of $2.64 per share.

On March 16, 2023, the Company appointed Joe Trelin as the Chairman of the Board, Michael Koehneman as Chairman of the Governance Committee and appointed Michael Thompson to the Company’s Compensation and Governance Committees.

On June 28, 2023, the Company granted 15,625 options each at the exercise price of $5.48 per share to Messrs. Joe Trelin, Mike Koehneman and Ms. Jacqueline White and 3,125 options each at the exercise price of $5.48 to Messrs. Jisser and Thompson.

On April 25, 2022, Stuart Stoller indicated his intention to resign as Chief Financial Officer of the Company in connection with his planned retirement. The resignation and retirement were effective as of June 17, 2022 at which time Annie Pham was appointed Chief Financial Officer in his place.

On April 25, 2022, Ms. Hang Thi Bich Pham and the Company entered an Offer Letter pursuant to which Ms. Pham agreed to serve as Chief Financial Officer on June 20, 2022. Ms. Pham will receive an annual salary of $275,000. The Company agreed to provide a bonus of 40% of the base salary (pro rated for 2022) based on achievement of performance milestones, calculated and payable in accordance with the corporate milestones approved by the Board for the year 2022. For subsequent fiscal years the bonus shall be subject to performance targets to be mutually agreed with the Compensation Committee of the Board. In addition, Ms. Pham received a signing bonus in the amount of $25,000, which is fully refundable to the Company if Ms. Pham leaves her employment voluntarily or is terminated for cause prior to the first anniversary of the commencement of employment. The employment of Ms. Pham is at will and may be terminated at any time, with or without formal cause. The Company also entered an Executive Retention Agreement with Ms. Pham, pursuant to which the Company agreed to provide specified severance and bonus amounts and to accelerate the vesting on her equity awards upon termination upon a change of control or an involuntary termination, as each term is defined in the agreements.  In the event of a termination upon a change of control or an involuntary termination, Ms. Pham is entitled to receive an amount equal to 100% of her base salary and the target bonus then in effect for the executive officer for the year in which such termination occurs. At the election of the executive officer, the Company will also continue to provide health related employee insurance coverage for up to twelve months, at the Company’s expense. Upon commencing employment, Ms. Pham was granted an option to acquire 43,750 shares of common stock with an exercise price of $19.28 and an exercise period of ten years subject to certain performance vesting requirements. In December 2022, Ms. Pham was granted an option to purchase 7,500 shares of common stock at an exercise price of $6.32 per share for a term of ten years which will vest over one year period. On May 11, 2023, the Company entered a Retention Agreement with Ms. Pham, pursuant to which we agreed to provide specified retention bonus amounts subject to certain performance conditions in the aggregate amount of up to $240,625 and to accelerate the vesting on her equity awards upon termination. This Agreement replaces the previous Executive Retention Agreement dated April 25, 2022, which was terminated and a release granted in relation thereto. Annie Pham resigned as Chief Financial Officer effective August 15, 2023 and will assist the Company during the transition on a consulting basis.

On June 14, 2021, Phillip L. Kumnick resigned as Chief Executive Officer of the Company, and Thomas L. Thimot was appointed Chief Executive Officer in his place. Further, Philip R. Broenniman resigned as President and Chief Operating Officer and Cecil N. Smith III (Tripp) was appointed President and Chief Technology Officer. In May 2021 the Company granted to each of Mr. Kumnick and Mr. Broenniman options (the “May 2021 Options”) to acquire a total of 145,833 shares of common stock at an exercise price of $57.60 per share for a term of ten years that vest upon the achievement of certain market capitalization thresholds, or performance conditions. In November 2021 Mr. Kumnick and Mr. Broenniman agreed to cancel 37,500 and 25,000, respectively, of these stock options in consideration of removing certain service conditions.

Mr. Thomas Thimot became employed by the Company as Chief Executive Officer effective June 14, 2021. Mr. Thimot and the Company entered into an Offer Letter pursuant to which Mr. Thimot will earn an annual salary of $325,000 with a bonus target at 50% of the base salary (pro-rated for 2021) upon terms to be agreed with the Compensation Committee for 2021 and on the understanding that the 2022 target will include a requirement of the Company achieving three times the annual revenue of 2021. Additionally, Mr. Thimot was granted an option to acquire 150,000 shares of common stock at an exercise price of $62.40 per share for a term of ten years of which half of the options vest monthly over four years and the balance is subject to certain performance vesting requirements. Mr. Thimot resigned effective upon the appointment of Mr. Daguro as Chief Executive Officer on March 23, 2023.

On June 14, 2021, Mr. Cecil Smith joined the Company as President and Chief Technology Officer. Mr. Smith and the Company entered an into an Offer Letter pursuant to which Mr. Smith will earn an annual salary of $275,000 with a bonus target at 50% of the base salary (pro-rated for 2021) upon terms to be agreed with the Compensation Committee for 2021. In addition, Mr. Smith will receive a bonus of $50,000 after 90 days of service. Additionally. Mr. Smith was granted an option to acquire 75,000 shares of common stock at an exercise price of $62.40 per share for a term of ten years of which half of the options vest monthly over four years and the balance is subject to certain performance vesting requirements. On February 15, 2023, Mr. Smith ceased to be an employee, and the President and Chief Technology Officer of the Company. The Company had entered into an Executive Retention Agreement with Mr. Smith dated as of June 14, 2021, which provides for certain benefits upon termination of Mr. Smith’s employment and Mr. Smith subsequently signed a release of all prior claims in consideration of the payments to be made by the Company under the Executive Retention Agreement.

In April 2022, the Company appointed Joe Trelin as an additional independent director. The Company granted Mr. Trelin options to acquire 12,612 shares of common stock or a total of $270,000 at an exercise price of $25.04 per share for a term of ten years that vest one third per year after each Annual Meeting.

In September 2022 the Company granted additional options to acquire 4,375 shares of common stock each at an exercise price of $24.24 per share, to six of the non-employee Directors, by way of annual compensation under the Company’s compensation policy for non-employee directors, which vest monthly over a one-year-period.

In March 2023 Mr. Broenniman, Mr. Gorriz, Mr. Kumnick. Ms. Patel and Mr. Thimot resigned as directors of the Company. Upon their resignation 6,327 of Mr. Broenniman’s options and 19,278 of Mr. Kumnick’s options previously awarded to them for service as non-management directors were cancelled by agreement, or lapsed in accordance with their terms. 5,154 and 4,981 options respectively previously granted to Mr. Gorriz and Ms. Patel lapsed on their resignations, in accordance with their terms. Mr. Daguro, Mr. Jisser, Mr. Szoke and Mr. Thompson were appointed as additional directors and the size of the Board was reduced to seven. The Company granted to each of Mr. Jisser, Mr. Szoke and Mr. Thompson options to acquire 12,500 shares of common stock at an exercise price of $2.64 per share for a term of ten years that vest one third per year after each Annual Meeting.

On June 9, 2021 Theodore Stern, Herbert Selzer and Thomas Szoke resigned as directors of the Company. The size of the Board of directors was increased to seven and Dr. Michael A. Gorriz, Michael L. Koehneman, Sanjay Puri, Mr. Thimot and Jacqueline L. White were appointed as additional directors of the Company. The Company granted each of the four new Directors appointed June 2021 stock options to acquire 7,821 shares of common stock or a total of 31,250 at an exercise price of $62.40 per share for a term of ten years that vest one third per year after each Annual Meeting. The Company granted the previously serving non-employee Directors stock options to acquire 11,684 common shares that are vested as the services were previously rendered. The stock options were granted in lieu of other forms of Board of Director Compensation. The Company also granted Mr. Selzer and Mr. Stern 2,799 stock options to acquire common shares for service in 2021 prior to their resignation as Directors. Upon their resignation as directors in June 2021, 1,749 stock options were vested and the balance was cancelled.

Additionally, the Company appointed Neepa Patel as another independent Director in November 2021 and granted stock options to acquire 3,647 shares of common stock that vest one third a year after each Annual Meeting beginning in 2022. Sanjay Puri, one of the directors appointed in June did not stand for reelection to the Board of Directors in December 2021 and forfeited 5,208 stock options. In 2021, the Company and Progress Partners Inc. (“Progress”) modified their Business Advisory Agreement dated May 6, 2020 (“Progress Agreement”). The amended Progress Agreement provides for Progress to undertake continuing business development activities for the Company, for which the Company paid Progress $350,000. Additionally, the Company paid Progress, another $115,000 for additional consulting services. Mr. Puri, a former Director of the Company from June 9, to December 29, 2021 is an employee and Managing Director of Progress but is not a principal shareholder nor an executive officer of Progress.

In December 2021, the Company granted additional options to acquire 1,280 shares of common stock each to five of the non-employee Directors, by way of annual compensation under the Company’s compensation policy for non-employee directors, which vest monthly over a one-year-period.

Related Party Transactions Policy

Our Board of Directors has adopted a written policy with respect to related party transactions that governs the review, approval or ratification of certain related party transactions. The Audit Committee oversees this policy. The policy generally provides that we may enter into a related party transaction only if the Audit Committee determines in good faith that, under all the circumstances, the transaction is in the best interests of our company and its stockholders and the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy.

In determining whether to approve or ratify a related party transaction, the Audit Committee shall take into account, among other factors it deems appropriate, (i) whether the transaction was undertaken in the ordinary course of business, (ii) whether the related party transaction was initiated by us or by the related party, (iii) whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party, (iv) the purpose of, and the potential benefits to us of, the related party transaction, (v) the approximate dollar value of the amount involved, and (vi) the related party’s interest in the related party transaction. If a related party transaction will be ongoing, the Audit Committee may establish guidelines, reviewed annually, for management to follow in its ongoing dealings with the related party. Certain related party transactions are deemed pre-approved, including compensation approved by the Compensation Committee and transactions with another company at which a related party has a de minimis relationship.

For purposes of this policy, a “related party transaction” is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) our company, including any of our subsidiaries, is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and (iii) any related party has or will have a direct or indirect material interest. Our policy also includes any material amendment or modification to an existing related party transaction.

A “related party” is (i) any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of the Corporation or a nominee to become a director, (ii) any person who is known to be the beneficial owner of more than five percent of any class of our voting securities, or (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and any person (other than a tenant or employee) sharing the household of any of the foregoing persons.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fleming PLLC, New York, New York.

EXPERTS

The financial statements for the period ending December 31, 2022 and December 31, 2021, appearing in this prospectus have been audited by Cherry Bekaert LLP, an independent registered public accounting firm, as set forth in their report there on appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, are required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTSI

AuthID Inc.

FINANCIAL STATEMENTS

authID INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(unaudited)
ASSETS
Current Assets:
Cash	$5,981,774	$3,237,106
Accounts receivable, net	42,125	261,809
Other current assets	772,943	729,342
Current assets held for sale	-	118,459
Total current assets	6,796,842	4,346,716

Other Assets	-	250,383
Intangible Assets, net	414,223	566,259
Goodwill	4,183,232	4,183,232
Non-current assets held for sale	-	27,595
Total assets	$11,394,297	$9,374,185

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$1,230,707	$1,154,072
Deferred revenue	59,107	81,318
Current liabilities held for sale	-	13,759
Total current liabilities	1,289,814	1,249,149
Non-current Liabilities:
Convertible debt	216,194	7,841,500
Accrued severance liability	325,000	-
Total liabilities	1,831,008	9,090,649

Commitments and Contingencies (Note 10)

Stockholders’ Equity :
Common stock, $0.0001 par value, 250,000,000 shares authorized; 7,874,962 and 3,179,789 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	786	318
Additional paid in capital	165,593,921	140,257,448
Accumulated deficit	(156,031,210)	(140,130,159)
Accumulated comprehensive (loss) income	(208)	155,929
Total stockholders’ equity	9,563,289	283,536
Total liabilities and stockholders’ equity	$11,394,297	$9,374,185

See notes to condensed consolidated financial statements.

authID INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Revenues:
Verified software license	$36,122	$51,409	$71,900	$86,902
Legacy authentication services	1,020	15,000	3,098	144,559
Total revenues, net	37,142	66,409	74,998	231,461

Operating Expenses:
General and administrative	1,924,203	4,026,382	5,200,394	7,669,366
Research and development	796,295	1,695,521	1,902,109	3,069,023
Depreciation and amortization	76,019	244,448	152,036	460,833
Total operating expenses	2,796,517	5,966,351	7,254,539	11,199,222

Loss from continuing operations	(2,759,375)	(5,899,942)	(7,179,541)	(10,967,761)

Other Expense:
Other income	1,160	-	1,160	3,240
Interest expense, net	(282,109)	(459,262)	(1,082,182)	(493,904)
Loss on debt extinguishment	(380,741)	-	(380,741)	-
Conversion expense	(7,476,000)	-	(7,476,000)	-
Other expense, net	(8,137,690)	(459,262)	(8,937,763)	(490,664)

Loss from continuing operations before income taxes	(10,897,065)	(6,359,204)	(16,117,304)	(11,458,425)
Income tax expense	(3,255)	(7,316)	(3,255)	(8,100)
Loss from continuing operations	(10,900,320)	(6,366,520)	(16,120,559)	(11,466,525)

Gain (loss) from discontinued operations	5,694	(206,307)	3,439	(407,030)
Gain on sale of discontinued operations	216,069	-	216,069	-
Total gain (loss) from discontinued operations	221,763	(206,307)	219,508	(407,030)
Net loss	$(10,678,557)	$(6,572,827)	$(15,901,051)	$(11,873,555)

Net Income (Loss) Per Share – Basic and Diluted
Continuing operations	$(2.15)	$(2.06)	$(3.91)	$(3.80)
Discontinued operations	$0.04	$(0.07)	$0.05	$(0.14)
Weighted Average Shares Outstanding – Basic and Diluted :	5,065,556	3,084,226	4,120,849	3,014,854

See notes to condensed consolidated financial statements.

authID INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net Loss	$(10,678,557)	$(6,572,827)	$(15,901,051)	$(11,873,555)
Foreign currency translation loss	(132,071)	(67,788)	(156,137)	(35,048)
Comprehensive loss	$(10,810,628)	$(6,640,615)	$(16,057,188)	$(11,908,603)

See notes to condensed consolidated financial statements.

authID INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Balances, March 31, 2023	3,247,957	$325	$141,319,889	$(145,352,653)	$131,863	$(3,900,576)
Stock-based compensation	-	-	1,055,690	-	-	1,055,690
Warrants issued for services	-	-	438,000	-	-	438,000
Shares issued in lieu of interest	43,348	4	165,147	-	-	165,151
Conversion of convertible notes into common stock	2,348,347	235	15,331,776	-	-	15,332,011
Conversion of credit facility borrowings into common stock	245,634	24	899,976	-	-	900,000
Sale of common stock for cash, net of offering costs	1,989,676	198	6,383,443	-	-	6,383,641
Net loss	-	-	-	(10,678,557)	-	(10,678,557)
Foreign currency translation	-	-	-	-	(132,071)	(132,071)
Balances, June 30, 2023	7,874,962	$786	$165,593,921	$(156,031,210)	$(208)	$9,563,289

Balances, December 31, 2022	3,179,789	$318	$140,257,448	$(140,130,159)	$155,929	$283,536
Stock-based compensation	-	-	1,895,711	-	-	1,895,711
Shares issued in lieu of interest	111,516	11	387,567	-	-	387,578
Warrants issued for services	-	-	438,000	-	-	438,000
Conversion of convertible notes into common stock	2,348,347	235	15,331,776	-	-	15,332,011
Conversion of credit facility borrowings into common stock	245,634	24	899,976	-	-	900,000
Sale of common stock for cash, net of offering costs	1,989,676	198	6,383,443	-	-	6,383,641
Net loss	-	-	-	(15,901,051)	-	(15,901,051)
Foreign currency translation	-	-	-	-	(156,137)	(156,137)
Balances, June 30, 2023	7,874,962	$786	$165,593,921	$(156,031,210)	$(208)	$9,563,289

Balances, March 31, 2022	3,098,968	$310	$132,441,881	$(121,200,667)	$244,226	$11,485,750
Shares issued in lieu of interest	14,612	1	251,006	-	-	251,007
Stock-based compensation	-	-	2,632,118	-	-	2,632,118
Net loss	-	-	-	(6,572,827)	-	(6,572,827)
Foreign currency translation	-	-	-	-	(67,788)	(67,788)
Balances, June 30, 2022	3,113,580	$311	$135,325,005	$(127,773,494)	$176,438	$7,728,260

Balances, December 31, 2021	2,926,655	$293	$126,583,738	$(115,899,939)	$211,486	$10,895,578
Stock-based compensation	-	-	4,499,107	-	-	4,499,107
Sale of common stock for cash, net of offering costs	132,940	13	3,146,927	-	-	3,146,940
Common stock issued with convertible debt	3,562	1	91,756	-	-	91,757
Common stock issued for working capital facility	12,500	1	302,999	-	-	303,000
Shares issued in lieu of interest	14,612	1	251,006	-	-	251,007
Warrants for services with the issuance of convertible debt	-	-	449,474	-	-	449,474
Cashless stock option exercise	23,139	2	(2)	-	-	-
Cashless warrant exercise	172	-	-	-	-	-
Net loss	-	-	-	(11,873,555)	-	(11,873,555)
Foreign currency translation	-	-	-	-	(35,048)	(35,048)
Balances, June 30, 2022	3,113,580	$311	$135,325,005	$(127,773,494)	$176,438	$7,728,260

See notes to condensed consolidated financial statements.

authID INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,901,051)	$(11,873,555)
Adjustments to reconcile net loss with cash flows from operations:
Depreciation and amortization expense	152,036	460,833
Stock-based compensation	1,895,711	4,499,107
Warrants issued for services	438,000	-
Shares issued in lieu of interest	387,578	251,007
Amortization of debt discounts and issuance costs	689,305	210,722
Gain from sale of discontinued operation	(216,069)	-
Loss on debt extinguishment	380,741	-
Conversion expense	7,476,000	-
Changes in operating assets and liabilities:
Accounts receivable	219,684	(11,230)
Other assets	(136,564)	(295,233)
Accounts payable and accrued expenses	63,546	6,587
Deferred revenue	(22,211)	(153,363)
Other accrued liabilities	290,000	-
Adjustments relating to discontinued operations	110,064	422,423
Net cash flows from operating activities	(4,173,230)	(6,482,702)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(7,978)
Purchase of property and equipment - discontinued operations	-	(16,159)
Purchase of intangible assets	-	(6,306)
Net cash flows from investing activities	-	(30,443)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock, net of offering costs	6,383,641	3,146,940
Credit facility drawdown, net of issuance costs	543,760	-
Proceeds from issuance of convertible note payable, net of issuance costs	-	7,992,841
Cash paid for working capital facility	-	(300,000)
Payments on notes payable - discontinued operations	-	(1,579)
Principal payments on capital lease obligation - discontinued operations	-	(10,582)
Net cash flows from financing activities	6,927,401	10,827,620

Effect of Foreign Currencies	(12,206)	(33,826)
Net Change in Cash	2,741,965	4,280,649
Cash, Beginning of the Period	3,237,106	5,767,276
Cash, Beginning of the Period - Discontinued Operations	2,703	270,707
Cash, End of the Period - Discontinued Operations	-	(340,380)
Cash, End of the Period	$5,981,774	$9,978,252
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest - discontinued operations	$364	$-
Cash paid for income taxes	$3,255	$-
Cash paid for income taxes - discontinued operations	$1,254	$-
Schedule of Non-cash Investing and Financing Activities:
Conversion of convertible notes to common stock	$7,856,011	$-
Conversion of credit facility borrowings into common stock	$900,000	$-
Warrants issued for services	$438,000	$-
Cashless option and warrant exercises	$-	$19
Common stock issued with convertible notes	$-	$91,757
Common stock for working capital facility	$-	$303,000
Warrants for services with the issuance of convertible debt	$-	$449,474

See notes to condensed consolidated financial statements.

authID INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

In the opinion of Management, the accompanying unaudited condensed consolidated financial statements are prepared in accordance with instructions for Form 10-Q, include all adjustments (consisting only of normal recurring accruals) which we considered as necessary for a fair presentation of the results for the periods presented. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. The results of operations for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for future periods or the full year.

The condensed consolidated financial statements include the accounts of authID Inc. and its wholly-owned subsidiaries MultiPay S.A.S., ID Solutions, Inc., FIN Holdings Inc., Ipsidy Enterprises Limited and authID Gaming Inc. (collectively the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Going Concern

As of June 30, 2023, the Company had an accumulated deficit of approximately $156.0 million. For the three and six months ended June 30, 2023, the Company earned revenue from continuing operations of approximately $0.04 million and $0.07 million, used approximately $2.0 million and $4.2 million to fund its operations, and incurred a net loss of approximately $10.7 million and $15.9 million, respectively.

The continuation of the Company as a going concern is dependent upon financial support from the Company’s stockholders and noteholders, the ability of the Company to obtain additional debt or equity financing to continue operations, the Company’s ability to generate sufficient cash flows from operations, successfully locating and negotiating with other business entities for potential acquisition, and acquiring new clients to generate revenues and cash flows.

During the quarter ended June 30, 2023, the Company has secured additional financing of approximately $6.4 million net, which provides funding for its current operations as it continues to invest in its product, people, and technology. Although there is no guarantee, the Company projects that the investments will lead to revenue expansion thereby reducing liquidity needs. However, in order to further implement its business plan and satisfy its working capital requirements, the Company will need to raise additional capital. There is no guarantee that the Company will be able to raise additional equity or debt financing at acceptable terms, if at all.

There is no assurance that the Company will ever be profitable. These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern. As there can be no assurance that the Company will be able to achieve positive cash flows (become cash flow positive) and raise sufficient capital to maintain operations, there is substantial doubt about the Company’s ability to continue as a going concern.

Reclassification

Certain prior year expenses have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the previously reported loss from continuing operations and management does not believe that this reclassification is material to the consolidated financial statements taken as a whole. Specifically, we reclassified certain expenses from general and administrative expenses to research and development expenses.

Net Loss per Common Share

The Company computes net loss per share in accordance with FASB ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible notes and stock warrants, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options, warrants and conversion of convertible notes. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. The following potentially dilutive securities were excluded from the calculation of diluted loss per share for the three and six months ended June 30, 2023 and 2022 because their effect was antidilutive:

Security	2023	2022

Convertible notes payable	8,278	325,188
Warrants	497,895	163,045
Stock options	1,561,070	1,212,202
	2,067,243	1,700,435

Revenue Recognition

Verified Software License – The Company recognizes revenue based on the identified performance obligations over the performance period for fixed consideration and / or variable fees generated that are earned on a usage fee based over time based on user monthly user or transaction volumes or on a monthly flat fee rate. We allocate the selling price in a contract which has multiple performance obligations based on the contract selling price that we believe represents a fair market price for the service rendered based on estimated standalone selling price.

The Company had contract liabilities of approximately $59,000 and $81,000 as of June 30, 2023 and December 31, 2022 respectively for certain revenue that will be earned in future periods. All deferred revenue contract liabilities as of June 30, 2023 will be earned over the next twelve months.

As of June 30, 2023, and December 31, 2022, the Company did not have any deferred contract costs for fees payable.

Legacy Authentication Services – The Company historically has sold certain legacy software licenses to customers and revenue is recognized when delivery occurs, and all other revenue recognition criteria have been met. During both quarters ended June 30, 2023 and 2022, the Company provided annual software maintenance support services relating to previously licensed software on a stand-ready basis. These fees were billed in advance and recognized ratably over the requisite service period as revenue.

Revenue Accounting Pronouncement – In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic),” which replaces the current incurred loss impairment methodology for most financial assets with the current expected credit lost, or CECL, methodology. The series of new guidance amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. The Company adopted the new standard effective January 1, 2023, which did not have a material impact to the consolidated financial statements.

NOTE 2 – OTHER CURRENT ASSETS AND OTHER ASSETS

Other current assets consisted of the following at June 30, 2023 (unaudited) and December 31, 2022:

	June 30,	December 31,
	2023	2022

Prepaid insurance	$409,216	$244,215
Prepaid third party services	117,875	135,405
Unamortized credit facility fees	-	199,156
Other	245,852	150,566
	$772,943	$729,342

Other assets consisted of the following at June 30, 2023 (unaudited) and December 31, 2022:

	June 30,	December 31,
	2023	2022

Unamortized working capital facility fees	$-	$248,945
Other	-	1,438
	$-	$250,383

NOTE 3 – INTANGIBLE ASSETS, NET (OTHER THAN GOODWILL)

The Company’s intangible assets primarily consist of acquired and developed software that is being amortized over their estimated useful lives as indicated below. The following is a summary of activity related to intangible assets for the six months ended June 30, 2023 (unaudited):

	Acquired and
	Developed
	Software	Patents	Total

Useful Lives	5 Years	10 Years

Carrying Value at December 31, 2022	$435,595	$130,664	$566,259
Amortization	(143,812)	(8,224)	(152,036)
Carrying Value at June 30, 2023	$291,783	$122,440	$414,223

The following is a summary of intangible assets as of June 30, 2023 (unaudited):

	Acquired and
	Developed
	Software	Patents	Total
Cost	$4,476,271	164,614	$4,640,885
Accumulated amortization	(4,184,488)	(42,174)	(4,226,662)
Carrying Value at June 30, 2023	$291,783	$122,440	$414,223

Amortization expense totaled approximately $152,000 and $428,000 for the six months ended June 30, 2023, and 2022, respectively.

Future expected amortization of intangible assets is as follows:

2023 (Remainder of the Year)	$111,044
2024	168,094
2025	63,791
2026	16,456
2027	6,456
Thereafter	48,382
$414,223

There is no impairment indicator identified for impairment of the Company’s intangible assets and goodwill as of June 30, 2023.

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of June 30, 2023 (unaudited) and December 31, 2022:

	June 30,	December 31,
	2023	2022

Trade payables	$871,017	$623,130
Accrued payroll and related obligations	193,062	145,837
Other accrued expenses	166,628	385,105
Carrying Value at June 30, 2023	$1,230,707	$1,154,072

On February 14, 2023, the Company’s Board of Directors resolved to implement a revised budget for 2023 in order to reduce expenses and cash requirements and as part of such revised budget decided to re-balance staffing levels to better align with the evolving needs of the Company (the “Labor Reduction Plan”). Under the Labor Reduction Plan, 12 employees and 6 contractors have left the Company. The Company has also given termination notice to certain vendors and contractors that provide services to the Company. For the six months ended June 30, 2023, the Company incurred approximately $0.8 million of severance expenses, of which $0.4 million was paid and $0.1 million was included in the Accounts payable and accrued expenses and the remaining $0.3 million was accrued for in Other liabilities as a long term liability on the unaudited Condensed Consolidated Balance Sheets as of June 30, 2023.

NOTE 5 – WORKING CAPITAL FACILTIY

On March 21, 2022, the Company entered into a Credit Facility Agreement (the “Original Facility Agreement”) with Stephen J. Garchik (“Garchik”), who is a shareholder of the Company, pursuant to which Garchik agreed to provide to the Company a $10.0 million unsecured standby line of credit facility that could be drawn down in several tranches, subject to certain conditions described in the Original Facility Agreement. Pursuant to the Original Facility Agreement, the Company paid Garchik a Facility Commitment Fee of 12,500 shares of our common stock upon the effective date of the Original Facility Agreement.

On March 8, 2023, the Company entered into an Amended and Restated Facility Agreement (“A&R Facility Agreement”) with Garchik, pursuant to which the Company and Garchik amended and restated the Original Facility Agreement in its entirety, to replace the credit facility contemplated by the Original Facility Agreement with (i) an initial credit facility to the Company in an amount of $900,000 and (ii) the parties to use their reasonable best efforts after the Initial Funding to negotiate the terms of a subsequent credit facility in the aggregate amount of $2,700,000 (the “Subsequent Funding”).

On March 9, 2023, pursuant to the A&R Facility Agreement, the Company entered into a promissory note (the “Initial Promissory Note”) in favor of Garchik, pursuant to which Garchik loaned the amount of $900,000 (the “Principal Amount”) to the Company. In connection with the Company and Garchik entering into the Initial Promissory Note, each of the principal United States based subsidiaries of the Company agreed to, for the benefit and security of Garchik, guarantee the payment and performance all of the Company’s obligations under the Initial Promissory Note and the Guaranty. The Company and Garchik also entered into the Release Agreement, pursuant to which the Company and Garchik mutually agreed to release any and all rights to make a claim against the other and any existing claims against the other arising out of or relating to the Original Facility Agreement.

The Company wrote-off approximately $410,000 of the issuance costs related to the Original Credit Facility and capitalized $426,000 issuance costs related to the A&R Facility Agreement as of March 31, 2023.

On May 25, 2023, the Company and Garchik agreed to cancel the Initial Promissory Note, terminate the A&R Facility Agreement and Guaranty and satisfy and offset the outstanding balance of the Initial Promissory Note, plus accrued and unpaid interest in the aggregate amount of $929,250 against the purchase price of certain shares of common stock of the Company. See Note 8 “Shareholders’ Equity”. All remaining unamortized debt issuance costs of approximately $381,000 related to the Initial Promissory Note and the A&R Facility Agreement were recorded as a loss on debt extinguishment for the three and six months ended June 30, 2023.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

On March 21, 2022, the Company entered into a Securities Purchase Agreement (“SPA”) with certain accredited investors, including certain directors of the Company or their affiliates (the “Note Investors”), and, pursuant to the SPA, sold to the Note Investors Senior Secured Convertible Notes (the “Convertible Notes”) with an aggregate initial principal amount of approximately $9.2 million and a conversion price of $29.60. The Convertible Notes were sold with an aggregate cash origination fee of approximately $200,000, and we issued a total of approximately 3,563 shares of our common stock to the Note Investors as an additional origination fee. The Convertible Notes accrue interest at the rate of 9.75% per annum, which is payable in cash or, for some or all of the first five interest payments, in shares of our common stock at the Company’s option, on the last day of each calendar quarter before the maturity date and on the maturity date. The maturity date of the Convertible Notes is March 31, 2025.

During the quarter ended June 30, 2023 and 2022, the Company issued 35,365 and 14,612 shares of common stock for approximately $136,000 and $251,000 of interest, respectively.

During the six months ended June 30, 2023 and 2022, the Company issued 103,533 and 14,612 shares of common stock for approximately $358,000 and $251,000 of interest expense, respectively. The number of shares issued to each Note Investor was based on the VWAP of the common stock as of the relevant interest payment date, as defined in the Convertible Notes.

In connection with the issuance of the Convertible Notes, the Company issued 17,836 common stock warrants to a broker and its representatives with an estimated grant date fair value of approximately $449,000 which was recorded as a reduction in the carrying value of the Convertible Notes.

On May 23, 2023, the Company entered into an exchange agreement with certain holders (“Holders”) of the Convertible Notes of the Company, pursuant to which the Company agreed to issue 2,346,105 shares of common stock to the Holders in exchange for approximately $8.9 million (or approximately $7.9 million, net of debt issuance costs and discount) of the principal amount of Holders’ Convertible Notes at a price of $3.78 per share (or $4.12 if the Holder is a director, officer or insider of the Company). On June 7, 2023, the Company entered into a further Securities Purchase Agreement and Exchange Agreement with an accredited investor pursuant to which the Company agreed to issue 2,242 Exchange Shares in exchange for $13,000 of the principal amount of the Holder’s Convertible Note at a price of $5.80 per share. The Company also recognized an expense on conversion of convertible notes of approximately $7.5 million, representing the market value of the additional shares issued by the Company in exchange for the Convertible Notes, above the number of shares that the Holders would have received upon conversion at the original conversion price under the Convertible Notes.

On May 23, 2023, the Company solicited the consent of the Convertible Notes Holders to eliminate substantially all of the restrictive covenants and a related event of default in the Convertible Notes. The Company received consent from Holders representing over the necessary 66.67% of the outstanding principal amount under the Convertible Notes.

See Note 8 “Shareholders’ Equity”.

The following is a summary of the convertible notes payable outstanding as of June 30, 2023 (unaudited):

9.75% Convertible Notes due March 31, 2025	$245,000

less:
Unamortized debt issuance and discount costs	(28,806)
$216,194

Future maturities of convertible notes payable as of June 30, 2023:

2025	$245,000
$245,000

NOTE 7 – RELATED PARTY TRANSACTIONS

Convertible Notes Payable

During the six months ended June 30, 2022, two Directors, an affiliate of one of such Directors and one Executive Officer invested in $1.2 million of the Convertible Notes issued. In connection with the payment of interest on the Convertible Notes, 1,350 shares were issued to two Directors and an affiliate of one of the Directors. The Executive Officer resigned in June 2022 and the two directors resigned in March 2023.

One Convertible Note holder, Mr. Ken Jisser, joined our Board of Directors on March 9, 2023. Mr. Jisser is the Founder and Chief Executive Officer of The Pipeline Group, Inc. (“TPG”), a technology-enabled services company that assists the Company with pipeline generation. On June 6, 2023, the Company entered into a services agreement with TPG. The agreement provides that TPG assist in providing outsourced sales including business development resources for outbound calling, provide support for automated dialing technology, classify customer data and other sales related services. In consideration of the services, the Company will pay TPG $47,000 per month during a one-year term.

On May 23, 2023, pursuant to an Exchange Agreement, Mr. Jisser converted $100,000 of convertible notes payable and accrued interest of $1,463 into 24,628 shares of common stock.

On May 23, 2023, pursuant to an Exchange Agreement, Mr. Stephen J. Garchik, who is a shareholder of the Company, converted $1,000,000 of convertible notes payable and $14,625 of accrued interest into 264,831 and 3,874 shares of common stock, respectively. As a result of such exchange, the issuance of shares in satisfaction of the Credit Facility referred to below and the purchase of additional shares of common stock in May 2023, (See Note 8 “Shareholders’ Equity”), Mr. Garchik is now a holder of more than 10% of the outstanding shares of the Company’s common stock.

See Note 6 “Convertible Notes Payable” and Note 8 “Shareholders’ Equity”.

Issuance of Common Stock

One Director and two Executive Officers invested $0.2 million in the common stock offering in the six months ended June 30, 2022. The Director and Officers resigned during the March 2023.

On May 23, 2023, Messrs. Rhoniel Daguro, Ken Jisser, Michael Thompson, members of the Company’s Board of Directors and Joseph Trelin, the Chairman of the Board, each purchased 12,500 shares of Company’s common stock at a price of $50,000.

Credit Facility

On March 21, 2022 the Company entered into the Original Facility Agreement with an accredited investor Mr. Stephen Garchik, who is both a current shareholder of the Company and a Note Investor, pursuant to which the accredited investor agreed to provide a $10.0 million unsecured standby line of credit facility that will rank behind the Convertible Notes and may be drawn down in several tranches, subject to certain conditions described in the Original Facility Agreement. Pursuant to the Original Facility Agreement, the Company agreed to pay Mr. Garchik the Facility Commitment Fee of 12,500 shares of our common stock upon the effective date of the Original Facility Agreement. Upon request by Mr. Garchik and until the full amount due under the Original Agreement is repaid in full, the Company agreed to provide for the nomination of one designee specified in writing by Garchik for appointment to our board directors and for subsequent election to our board of directors and to recommend such nominee for election to our board of directors. On April 18, 2022, Joseph Trelin, as Garchik’s designee under the Original Facility Agreement, was appointed as a member of the Board of Directors of the Company. By virtue of such right of nomination Mr. Garchik considered himself a “director by deputization”.

As described in Note 5 “Working Capital Facility”, the Original Facility Agreement was amended and restated effective March 6, 2023 pursuant to which amendment the amount of the facility was reduced to $3.6 million, an initial advance of $900,000 was made and subsequent advances under the A&R Facility Agreement are subject to various conditions including the granting of a security interest over substantially all the Company’s assets. Under the A&R Facility Agreement Garchik had a one-time right for the nomination of four designees specified in writing by Garchik for appointment to our board of directors. On March 9, 2023 Rhoniel Daguro, Ken Jisser, Michael Thompson and Thomas Szoke as Garchik’s designees under the A&R Facility Agreement, were appointed as members of the Board of Directors of the Company.

On May 25, 2023, the Company and Mr. Garchik agreed to cancel the Initial Promissory Note, terminated the A&R Facility Agreement and Guaranty and satisfied and offset the outstanding balance of the Note in the principal amount of $900,000 and $29,250 accrued and unpaid interest with the purchase price of 245,634 and 7,983 shares of common stock, respectively. See Note 5 “Working Capital Facility” and Note 8 “Shareholders’ Equity”.

Executive Officers’ Agreements

Effective March 23, 2023, Mr. Thomas Thimot resigned as the Company’s Chief Executive Officer.

On March 23, 2023, the Company and Rhoniel A. Daguro, a director of the Company, entered an Offer Letter pursuant to which Mr. Daguro agreed to serve as Chief Executive Officer of the Company in consideration of an initial annual salary of $400,000. Mr. Daguro will be eligible for an annual target bonus of up to $375,000 based on performance milestones. For the period ending March 31, 2024, a bonus amount of $75,000 shall be payable upon the Company achieving increments of $1,000,000 in total contract value of all customer agreements less claw backs (“Bookings”) up to an aggregate of $5,000,000 in Bookings. For subsequent years, Mr. Daguro and the Compensation Committee of the Board will mutually agree as to the performance targets to be achieved, to earn the annual bonus. On April 10, 2023, the Company provided Mr. Daguro with an initial grant of options to purchase 306,875 shares of common stock at the exercise price of $3.176 per share for a period of ten years vesting subject to achievement of performance and service conditions. On June 28, 2023, the Company made an additional grant of options to Mr. Daguro to acquire 183,125 shares of common stock at the exercise price of $5.48 for a period of ten years vesting subject to achievement of performance and service conditions.

The employment of Mr. Daguro is at will and may be terminated at any time, with or without formal cause. The Company also entered an Executive Retention Agreement with Mr. Daguro, pursuant to which the Company agreed to provide specified severance and bonus amounts and to accelerate the vesting on his equity awards upon termination upon a change of control or an involuntary termination, as each term is defined in the agreement. In the event of a termination upon a change of control or an involuntary termination, Mr. Daguro is entitled to receive an amount equal to 100% of his base salary, the actual bonus earned but unpaid for the previous year and any bonus that was earned but unpaid prior to the termination date. Further, upon termination upon a change of control or an involuntary termination, the Company will reimburse Mr. Daguro for the cost of continuation of health coverage for Mr. Daguro and his eligible dependents pursuant to COBRA until the earlier of 12 months following the termination date, the date Mr. Daguro and his dependents are eligible for health coverage from a new employer or the date Mr. Daguro and his eligible dependents are no longer eligible for COBRA.

Effective June 17, 2022 Stuart Stoller resigned as Chief Financial Officer of the Company. In connection with his retirement, the Board of Directors approved the vesting of approximately 15,278 stock options which were unvested as of June 17, 2022. Additionally, the Board of Directors approved a consulting arrangement for Mr. Stoller to provide transitional services.

On April 25, 2022, Hang Pham and the Company entered an Offer Letter pursuant to which Ms. Pham agreed to serve as Chief Financial Officer with a planned employment date commencing June 20, 2022. Ms. Pham receives an annual salary of $275,000. The Company agreed to provide a bonus of 40% of the base salary based on achievement of performance milestones, calculated and payable in accordance with the corporate milestones approved by the Board for the year 2022. For subsequent fiscal years the bonus shall be subject to performance targets to be mutually agreed with the Compensation of the Board. In addition, Ms. Pham received a signing bonus in the amount of $25,000, which is fully refundable to the Company if Ms. Pham leaves her employment voluntarily or is terminated for cause prior to the first anniversary of the commencement of employment. Upon commencing employment, Ms. Pham was granted an option to acquire 43,750 shares of common stock at an exercise price of $19.28 with an exercise period of ten years subject to certain performance and market vesting requirements. On May 11, 2023, the Company entered a Retention Agreement with Ms. Pham, pursuant to which the Company agreed to provide specified retention bonus amounts subject to certain performance conditions in the aggregate amount of up to $240,625 and to accelerate the vesting on her equity awards upon termination. This Agreement replaces the previous Executive Retention Agreement dated April 25, 2022, which was terminated and a release granted in relation thereto.

On April 12, 2023, the Company entered an Offer Letter with Thomas R. Szoke, a director of the Company, pursuant to which Mr. Szoke agreed to serve as Chief Technology Officer in consideration of an initial annual salary of $250,000. Mr. Szoke received an initial signing bonus of $20,833 and will be eligible for an annual target bonus of up to $200,000 based on performance milestones. For the period ending March 31, 2024, a bonus amount of $40,000 shall be payable upon our company achieving increments of $1,000,000 in total contract value of all customer agreements less claw backs (“Bookings”) up to an aggregate of $5,000,000 in Bookings. For subsequent years, Mr. Szoke and the Compensation Committee of the Board will mutually agree as to the performance targets to be achieved, to earn the annual bonus. The vesting criteria of Mr. Szoke’s Stock Options to acquire 12,500 shares of common stock previously granted to Mr. Szoke on March 14, 2023 (the “Original Grant”) were amended pursuant to an Amended and Restated Stock Non-Statutory Option Agreement providing for vesting subject to achievement of performance and service conditions. All other terms of the Original Grant were not changed. On June 28, 2023, the Company made an additional grant of options to Mr. Szoke to acquire 50,000 shares of common stock at the exercise price of $5.48 per share for a period of ten years vesting subject to achievement of performance and service conditions.

The employment of Mr. Szoke is at will and may be terminated at any time, with or without formal cause. The Company also entered an Executive Retention Agreement with Mr. Szoke, pursuant to which the Company agreed to provide specified severance and bonus amounts and to accelerate the vesting on his equity awards upon termination upon a change of control or an involuntary termination, as each term is defined in the agreement. In the event of a termination upon a change of control or an involuntary termination, Mr. Szoke is entitled to receive an amount equal to 100% of his base salary, the actual bonus earned but unpaid for the previous year and any bonus that was earned but unpaid prior to the termination date. Further, upon termination upon a change of control or an involuntary termination, the Company will reimburse Mr. Szoke for the cost of continuation of health coverage for Mr. Szoke and his eligible dependents pursuant to COBRA until the earlier of 12 months following the termination date, the date Mr. Szoke and his dependents are eligible for health coverage from a new employer or the date Mr. Szoke and his eligible dependents are no longer eligible for COBRA.

Board of Directors

Messrs. Thomas Thimot, Phillip L. Kumnick, Philip R. Broenniman, Michael A. Gorriz and Ms. Neepa Patel tendered their resignations from the Board of Directors of the Company on March 9, 2023. The Board of Directors appointed Joseph Trelin to the Company’s Compensation and Audit Committees. On March 9, 2023, the Board of Directors appointed Rhon Daguro, Ken Jisser, Michael Thompson and Thomas Szoke as additional directors of the Company and reduced the size of the Board of Directors from 8 directors to 7 directors. The Company granted Messrs. Jisser, Thompson and Szoke 12,500 options each at the exercise price of $2.64 per share.

On March 16, 2023, the Company appointed Joseph Trelin as the Chairman of the Board, Michael Koehneman as Chairman of the Governance Committee and appointed Michael Thompson to the Company’s Compensation and Governance Committees.

On June 28, 2023, the Company granted 15,625 options each at the exercise price of $5.48 per share to Messrs. Joseph Trelin, Michael Koehneman and Ms. Jacqueline White and 3,125 options each at the exercise price of $5.48 to Messrs. Jisser and Thompson, in accordance with the Company’s compensation policy for non-employee directors. Each such option vests over a period of twelve months.

NOTE 8 – STOCKHOLDERS’ EQUITY

On June 26, 2023, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to effect a one-for-eight (1-for-8) reverse split (the “Reverse Split”) of the shares of the Company’s common stock. The Reverse Split became effective on July 7, 2023 (see Note 11 “Subsequent Event”). As a result of the Reverse Split, every eight shares of the Company’s issued and outstanding common stock automatically converted into one share of common stock, without any change in the par value per share, and began trading on a post-split basis under the Company’s existing trading symbol, “AUID”, when the market opened on July 10, 2023. The Reverse Split affected all holders of common stock uniformly and did not affect any common stockholder’s percentage ownership interest in the Company, except for de minimis changes as a result of the elimination of fractional shares. A total of 62,816,330 shares of common stock were issued and outstanding immediately prior to the Reverse Split, and 7,874,962 shares of common stock were issued and outstanding immediately after the Reverse Split. No fractional shares will be outstanding following the Reverse Split. Any holder who would have received a fractional share of common stock received an additional fraction of a share of common stock to round up their holding to the next whole share. In addition, effective as of the Reverse Split, proportionate adjustments were made to all then-outstanding options and warrants with respect to the number of shares of common stock subject to such options or warrants and the exercise prices thereof, as well as to the conversion price under the remaining Convertible Notes. The impact of this change in capital structure has been retroactively applied to all periods presented herein.

Common Stock

During the six months ended June 30, 2023, shares of common stock were issued as a result of the following transactions:

●	On May 26, 2023, pursuant to Securities Purchase Agreements, the Company issued 1,989,676 shares of common stock for cash gross proceeds of approximately $7.3 million (or approximately $6.4 million, net of offering costs).

●	On May 26, 2023, pursuant to a Securities Purchase Agreement, Mr. Garchik capitalized the outstanding principal balance of $900,000 under the Initial Promissory Note, into 245,634 shares of common stock, respectively.

●	On May 26, 2023, pursuant to an exchange agreement with Holders of Convertible Notes payable, the Company issued 2,348,347 shares of common stock in exchange for Convertible Notes in the gross principal amount of approximately $8.9 million (approximately $7.9 million, net of debt issuance costs and discount). In addition, the Company recorded approximately $7.5 million of expense on conversion of convertible notes.

●	The Company issued 111,516 shares of common stock for approximately $388,000 of interest accrued under the Convertible Notes and Credit Facility. See Note 6 “Convertible Notes Payable”.

During the six months ended June 30, 2022, shares of common stock were issued as a result of the following transactions:

●	On March 18 and March 21, 2022, the Company entered into Subscription Agreements with an accredited investor and certain members of authID’s management team (the “PIPE Investors”), and, pursuant to the Subscription Agreements, sold to the PIPE Investors a total of 132,940 shares of our common stock at prices of $24.24 per share for an outside investor and $29.60 per share for the management investors (the “PIPE”). The aggregate gross proceeds from the PIPE are approximately $3.3 million.

●	The Company issued a total of 3,562 shares of our common stock to the Note Investors as an additional origination fee. Additionally, on June 30, 2022, the Company issued 14,612 shares of common stock for approximately $251,000 of interest owed from the effective date of the Convertible Notes until June 30, 2022.

●	On March 21, 2022, the Company entered into a Facility Agreement with a current shareholder and noteholder of the Company, pursuant to which the shareholder agreed to provide to the Company a $10.0 million unsecured standby line of credit facility. Pursuant to the Credit Facility, the Company paid a facility commitment fee of 12,500 shares of our common stock with a fair market value of $24.24 per share upon the effective date of the Credit Facility

●	Certain warrant and stock option holders exercised their respective warrants and stock options by means of the cashless exercise feature and were issued approximately 23,311 common shares of the Company.

Warrants

●	On May 12, 2023, in connection with certain recruitment services, the Company issued 187,500 common stock warrants to Madison III, LLC with a term of 5 years and an exercise price of $3.164 per share.

●	On May 26, 2023, in connection with their placement agent services, the Company issued 156,712 common stock warrants to Madison Global Partners, LLC, with a term of 5 years and an exercise price of $3.664 per share.

The following is a summary of the Company’s warrant activity for the six months ended June 30, 2023 (unaudited):

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Shares	Price	Life

Outstanding at December 31, 2022	153,683	$36.96	2.96 Years
Granted	344,212	$3.39	4.87 Years
Exercised/cancelled	-
	497,895	$13.75	4.13 Years

Stock Options

During the six months ended June 30, 2023 the Company granted directors a total of 78,125 options at exercise prices ranging from $2.64 to $5.48 per share. During the six months ended June 30, 2023, the Company granted the Chief Executive Officer 490,000 options at exercise prices ranging from $3.18 to $5.48 per share. The Company also granted the Chief Technology Officer 62,500 options at exercise prices ranging from $2.64 to $5.48 per share.

The Company determined the grant date fair value of options granted for the six months ended June 30, 2023, using the Black Scholes Method with the following assumptions:

Expected volatility	120.32%-124.08%
Expected term	5 years
Risk free rate	3.52% - 3.97%
Dividend rate	0.00%

Activity related to stock options for the six months ended June 30, 2023 (unaudited), is summarized as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term (Yrs.)	Value

Outstanding at December 31, 2022	1,291,595	$46.48	6.5	$-
Granted	630,625	$4.19	10.0	$1,847,765
Exercised	-	$-	-	$-
Forfeited/cancelled	(361,150)	$52.86	-	$-
Outstanding as of June 30, 2023	1,561,070	$28.19	6.7	$1,881,165
Exercisable as of June 30, 2023	810,268	$40.28	4.4	$40,899

The following table summarizes stock option information as of June 30, 2023 (unaudited):

		Weighted
		Average
		Contractual
Exercise Price	Outstanding	Term (Yrs.)	Exercisable

Less than or equal $32.00	1,155,716	7.4	515,052
$32.01 - $56.00	17,917	3.0	17,917
$56.01 - $80.00	222,792	6.3	131,820
$80.01 - $128.00	164,645	3.4	145,479
	1,561,070	6.7	810,268

During the six months ended June 30, 2023, the Company recognized approximately $1.9 million of stock option based compensation expense. As of June 30, 2023, there was approximately $4 million of unrecognized compensation costs related to stock options outstanding that will be expensed through 2026.

NOTE 9 – DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The Board of Directors of authID considered it in the best interests of the Company to focus its business activities on providing biometric authentication products and services by means of our proprietary Verified platform.  Accordingly, on May 4, 2022, the Board approved a plan to exit from certain non-core activities comprising the MultiPay correspondent bank, payments services in Colombia and the Cards Plus cards manufacturing and printing business in South Africa.

Cards Plus business in South Africa

The financial statements of Cards Plus are classified as a discontinued operation and an asset held for sale, as all required classification criteria under appropriate accounting standards were met as of June 30, 2022.

On August 29, 2022, the Company completed the sale of Cards Plus for a price of $300,000 of which $150,000 was received and the remaining balance of $150,000 recorded in other current asset is expected to be received within one year, less $3,272 in costs to sell, and recognized a loss of $188,247 from the transaction.

MultiPay business in Colombia

The Company exited the MultiPay business in Colombia in an orderly fashion, honoring our obligations to employees, customers and under applicable laws and regulations.  We maintain our customer support and operations team in Bogota, which performs essential functions to support the global operations of our Verified product.

As of June 30, 2023, all impacted employees had left the Company. MultiPay finalized the sale of the Company’s proprietary software to its major customer on June 30, 2023 for approximately $96,000 of sale consideration. The Company recorded the receivable under the sale in Other current assets, released foreign currency translation gain of approximately $155,000 and recognized a gain of $216,000 from the transaction.

The following table summarizes the assets and liabilities of the MultiPay sale and the consideration received (unaudited):

Amount
Carrying value of net assets sold:
Property and equipment write-off	$19,528
Net assets write-off	$19,528

Sale consideration on disposition of net assets:
Sale consideration	$95,852
Less: Value added tax	(15,304)
Net Consideration	$80,548
Foreign currency translation:	$155,049
Net gain on sale of a discontinued operation	$216,069

The operations of Cards Plus and MultiPay for the three and six months ended June 30, 2023 and 2022 on a consolidated basis are below (unaudited):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Discontinued Operations

Total Revenues, net	$15,259	$579,246	$29,354	$1,021,556

Operating Expenses:
Cost of Sales	-	336,540	-	520,064
General and administrative	-	372,750	12,268	658,132
Impairment loss	-	67,984	-	211,703
Depreciation and amortization	4,157	11,572	8,066	39,774
Total operating expenses	4,157	788,846	20,334	1,429,673

Income (Loss) from operations	11,102	(209,600)	9,020	(408,117)

Other Income (Expense):
Other income (expense), net	(224)	4,334	-	8,029
Interest expense, net	-	-	-	(364)
Other income (expense), net	(224)	4,334	-	7,665

Income (loss) before income taxes	10,878	(205,266)	9,020	(400,452)

Income tax expense	(5,184)	(1,041)	(5,581)	(6,578)

Income (loss) from discontinued operations	5,694	(206,307)	3,349	(407,030)
Gain from sale of discontinued operations	216,069	-	216,069	-
Total income (loss) from discontinued operations	$221,763	$(206,307)	$219,508	$(407,030)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cards Plus

Total Revenues, net	$-	$510,142	$-	$883,300

Operating Expenses:
Cost of Sales	-	336,540	-	520,064
General and administrative	-	167,390	-	322,699
Impairment loss	-	67,984	-	211,703
Depreciation and amortization	-	4,667	-	25,897
Total operating expenses	-	576,581	-	1,080,363

Income (loss) from operations	-	(66,439)	-	(197,063)

Other Income (Expense):
Other income	-	3,468	-	6,816
Interest expense, net	-	-	-	(364)
Other income, net	-	3,468	-	6,452

Loss before income taxes	-	(62,971)	-	(190,611)

Income tax expense	-	-	-	(4,681)

Loss from discontinued operations	$-	$(62,971)	$-	$(195,292)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
MultiPay

Total Revenues, net	$15,259	$69,104	$29,354	$138,256

Operating Expenses:
General and administrative	-	205,360	12,268	335,433
Depreciation and amortization	4,157	6,905	8,066	13,877
Total operating expenses	4,157	212,265	20,334	349,310

Income (Loss) from operations	11,102	(143,161)	9,020	(211,054)

Other Income (Expense):
Other income (expense), net	(224)	866	-	1,213
Other income (expense), net	(224)	866	-	1,213

Income (loss) before income taxes	10,878	(142,295)	9,020	(209,841)

Income tax expense	(5,184)	(1,041)	(5,581)	(1,897)

Income (loss) from discontinued operations	5,694	(143,336)	3,439	(211,738)
Gain from sale of discontinued operations	216,069	-	216,069	-
Income (loss) from discontinued operations	$221,763	$(143,336)	$219,508	$(211,738)

As a result of meeting the discontinued operations/assets held for sale criteria for Cards Plus and the MultiPay operations, the assets and liabilities have been reclassified as assets held for sale as of the respective balance sheet date as follows:

	June 30, 2023	December 31,
	(Unaudited)	2022
Discontinued Operations
Current Assets:
Cash	$-	$2,703
Accounts receivable, net	-	105,194
Other current assets	-	10,562
Current assets held for sale	-	118,459

Noncurrent Assets:
Property and equipment, net	-	27,595
Noncurrent assets held for sale	-	27,595

Total assets held for sale	$-	$146,054

Current Liabilities:
Accounts payable and accrued expenses	$-	$13,759
Total liabilities held for sale	$-	$13,759

As a result of meeting the discontinued operations/assets held for sale criteria for Cards Plus and the MultiPay operations, the cash flow activity related to discontinued operations is presented separately on the statement of cash flows as summarized below (unaudited):

	Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,439	$(407,030)
Adjustments to reconcile net loss with cash flows from operations:
Depreciation and amortization expense	8,067	39,774
Impairment of intangible assets	-	211,703
Changes in operating assets and liabilities:
Accounts receivable	105,194	6,332)
Net investment in direct financing lease	-	(17,306
Other current assets	10,562	106,920)
Inventory	-	(140,653)
Accounts payable and accrued expenses	(13,759)	(11,425
Deferred revenue	-	227,078
Adjustments relating to discontinued operations	110,064	422,423
Cashflows from discontinued operations	$113,503	$15,393

Notes to Financial Statements – Discontinued Operations

Revenue Recognition

Cards Plus – The Company recognized revenue for the design and production of cards at the point in time when products are shipped, or services have been performed due to the short-term nature of the contracts. Additionally, the cards produced by the Company have no alternative use and the Company has an enforceable right to payment for work performed should the contract be cancelled.

MultiPay recognized revenue for variable fees generated for payment processing solutions that are earned on a usage fee over time based on monthly transaction volumes or on a monthly flat fee rate. Additionally, MultiPay also sells certain equipment from time to time for which revenue is recognized upon delivery to the customer.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company is a party to various legal or administrative proceedings arising in the ordinary course of our business. While any litigation contains an element of uncertainty, we have no reason to believe the outcome of such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

Leases

The Company rented office space in Long Beach, New York at a monthly cost of $2,500 in 2022. The agreement was month to month and could be terminated on 30 days notice. The lease agreement was terminated in July 2022. The agreement was between the Company and Bridgeworks LLC, an entity principally owned by Mr. Beck, the Company’s former CEO and Director and his family.

In July 2022, the Company signed a new lease agreement for one year and moved its headquarters to Denver, Colorado. The office monthly lease cost is approximately $1,500 per month. The Company did not renew the lease agreement after July 2023.

Rent expense included in general and administrative on the Consolidated Statements of Operations for the six months ended June 30, 2023 was approximately $8,000. For the six months ended June 30, 2022, rent expense was approximately $80,000, inclusive of short-term leases of which $13,000 was for continuing operations and $67,000 for discontinued operations.

NOTE 11 – SUBSEQUENT EVENT

On June 26, 2023 the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporations to effect a one-for-eight (1-for-8) reverse split which became effective on July 7, 2023 (See Note 8 “Shareholders’ Equity”).

As a result of the Reverse Split, the Company received notice on July 24, 2023 from the Nasdaq Stock Market that the Company is now in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) and the matter raised by their letter of January 25, 2023 is now closed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

authID Inc.

Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of authID Inc. (formerly known as Ipsidy Inc.) and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s evaluations of the events and conditions and management’s plans regarding those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter – Stock-based Compensation

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Description of Matter

As described further in Note 9 to the consolidated financial statements, the Company issued various types of equity awards, including stock options. During the year ended December 31, 2022, the Company recorded stock option related compensation expense of approximately $8,870,000. The Company estimated the fair value of stock options granted using either the Black-Scholes option pricing model or the Monte Carlo option pricing model, depending on vesting conditions. The option pricing models required the Company to make several assumptions.

Auditing the Company’s accounting for stock options required auditor judgment due to the subjectivity of significant assumptions used in the option pricing models to estimate the fair value of stock options granted.

How We Addressed the Matter in Our Audit

Our principal audit procedures performed to address this critical audit matter included the following:

●	We assessed the accuracy and completeness of the awards during the year by reading the relevant Board of Directors minutes and grant documents.

●	We evaluated the appropriateness of the valuation method used for the stock option grants and whether the method used for determining fair value was applied consistently with the valuation of similar grants in prior periods.

●	We evaluated the work performed by management’s specialist in valuing market condition stock option using the Monte Carlo option pricing model. In addition, we used an auditor specialist to assess the reasonableness of management’s specialist’s pricing model and to perform an independent calculation.

●	We evaluated the significant assumptions used by management to calculate the fair value of stock options granted. Such evaluation included independent calculation of the expected volatility based upon actual historical stock price movements over the period equal to the expected option term and assessing the reasonableness of the expected option term based on historical stock options exercised.

●	We developed an independent estimate of the fair value for options granted during the year and compared our estimate of fair value used by management.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2015.

Tampa, Florida

March 30, 2023

authID INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021

ASSETS
Current Assets:
Cash	$3,237,106	$5,767,276
Accounts receivable, net	261,809	26,846
Other current assets	729,342	502,721
Current assets held for sale	118,459	629,752
Total current assets	4,346,716	6,926,595

Property and Equipment, net	-	25,399
Other Assets	250,383	2,501
Intangible Assets, net	566,259	2,379,452
Goodwill	4,183,232	4,183,232
Non-current assets held for sale	27,595	312,831
Total assets	$9,374,185	$13,830,010

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$1,154,072	$1,778,093
Convertible debt	-	662,000
Deferred revenue	81,318	199,007
Current liabilities held for sale	13,759	295,332
Total current liabilities	1,249,149	2,934,432
Non-current Liabilities:
Convertible debt	7,841,500	-
Total liabilities	9,090,649	2,934,432

Commitments and Contingencies (Note 12)

Stockholders’ Equity:
Common stock, $0.0001 par value, 250,000,000 and 1,000,000,000 shares authorized; 3,179,789 and 2,926,655 shares issued and outstanding as of December 31, 2022 and 2021, respectively	317	293
Additional paid in capital	140,257,449	126,583,738
Accumulated deficit	(140,130,159)	(115,899,939)
Accumulated comprehensive income	155,929	211,486
Total stockholders’ equity	283,536	10,895,578
Total liabilities and stockholders’ equity	$9,374,185	$13,830,010

See notes to consolidated financial statements.

authID INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2022	2021

Revenues:
Verified software license	$156,646	$64,799
Legacy authentication services	370,769	548,717
Total revenues, net	527,415	613,516

Operating Expenses:

General and administrative	14,676,938	12,831,786
Research and development	6,269,175	2,878,952
Depreciation and amortization	749,900	1,157,773
Impairment losses	1,101,867	831,075
Total operating expenses	22,797,880	17,699,586

Loss from continuing operations	(22,270,465)	(17,086,070)

Other (Expense) Income
Interest expense, net	(1,359,954)	(586,850)
Other (expense) income, net	(37,221)	651
Gain on extinguishment of debt	-	971,522
Other (expense) income, net	(1,397,175)	385,323

Loss from continuing operations before income taxes	(23,667,640)	(16,700,747)

Income tax expense	(7,670)	(10,746)

Loss from continuing operations	(23,675,310)	(16,711,493)

Loss from discontinued operations	(366,663)	(954,295)
Loss from sale of a discontinued operation	(188,247)	-
Total loss from discontinued operations	(554,910)	(954,295)

Net loss	$(24,230,220)	$(17,665,788)

Net Loss Per Share - Basic and Diluted
Continuing operations	$(7.72)	$(6.27)
Discontinued operations	$(0.18)	$(0.36)

Weighted Average Shares Outstanding - Basic and Diluted	3,065,365	2,666,161

See notes to consolidated financial statements

authID INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	For the Year Ended December 31,
	2022	2021
Net loss	$(24,230,220)	$(17,665,788)
Foreign currency translation (loss) gain	(55,557)	50,844
Comprehensive loss	$(24,285,777)	$(17,614,944)

See notes to consolidated financial statements

authID INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
Balances, December 31, 2020	2,470,200	$247	$102,653,021	$(98,234,151)	$160,642	$4,579,759
Sale of common stock for cash	205,357	21	10,282,977	-	-	10,282,998
Stock-based compensation	-	-	6,702,797	-	-	6,702,797
Settlement of accrued expense with stock options	-	-	349,376	-	-	349,376
Convertible note converted to common stock	146,412	15	6,232,325	-	-	6,232,340
Stock option exercise for cash	1,295	-	44,494	-	-	44,494
Warrant exercise for cash	8,855	1	318,757	-	-	318,758
Cashless stock option exercise	51,557	5	(5)	-	-	-
Cashless warrant exercise	42,964	4	(4)	-	-	-
Fractional shares	15	-	-	-	-	-
Net loss	-	-	-	(17,665,788)	-	(17,665,788)
Foreign currency translation	-	-	-	-	50,844	50,844
Balances, December 31, 2021	2,926,655	$293	$126,583,738	$(115,899,939)	$211,486	$10,895,578
Stock-based compensation	-	-	8,870,168	-	-	8,870,168
Sale of common stock for cash, net of offering costs	132,940	13	3,146,927	-	-	3,146,940
Common stock issued with convertible debt	3,562	-	91,757	-	-	91,757
Common stock issued for working capital facility	12,500	1	302,999	-	-	303,000
Shares issued in lieu of interest	59,980	6	696,387	-	-	696,393
Warrants for services with the issuance of convertible debt	-	-	449,474	-	-	449,474
Cashless stock option exercise	37,707	4	(4)	-	-	-
Cashless warrant exercise	172	-	-	-	-	-
Warrant exercise for cash	4,583	-	66,003	-	-	66,003
Convertible note converted to common stock	1,690	-	50,000	-	-	50,000
Net loss	-	-	-	(24,230,220)	-	(24,230,220)
Foreign currency translation	-	-	-	-	(55,557)	(55,557)
Balances, December 31, 2022	3,179,789	$317	$140,257,449	$(140,130,159)	$155,929	$283,536

See notes to consolidated financial statements

authID INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(24,230,220)	$(17,665,788)
Adjustments to reconcile net loss with cash flows from operations:
Loss from sale of discontinued operation	188,247	-
Depreciation and amortization expense	749,900	1,157,773
Stock-based compensation	8,870,168	6,702,797
(Gain) on extinguishment of notes payable	-	(971,522)
Shares issued in lieu of interest	696,393	-
Amortization of debt discounts and issuance costs	595,783	237,435
Impairment losses	1,101,867	831,077
Changes in operating assets and liabilities:
Accounts receivable	(234,962)	(92,905)
Net investment in direct financing lease	-	(23,806)
Other current assets	167,877	(277,191)
Inventory		9,745
Accounts payable and accrued expenses	(669,294)	660,351
Deferred revenue	(117,689)	91,734
Other liabilities	-	(47,809)
Discontinued operations	87,530	626,555
Net cash flows from operating activities	(12,794,400)	(8,761,554)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of discontinued operations, net of selling costs	146,728	-
Cash disposed of from the sale of a discontinued operation	(299,505)	-
Purchase of property and equipment	(7,027)	-
Purchase of property and equipment - discontinued operations	(16,159)	(90,036)
Purchase of intangible assets	(6,311)	(26,705)
Net cash flows from investing activities	(182,274)	(116,741)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock, net of offering costs	3,146,940	10,282,998
Proceeds from issuance of convertible note payable, net of issuance costs	7,992,841	-
Proceeds from exercise of warrants	66,003	318,758
Proceeds from exercise of stock options	-	44,494
Proceeds from paycheck protection program	-	485,762
Principal payments on Convertible notes	(662,000)	-
Cash paid for working capital facility	(300,000)	-
Payments on notes payable - discontinued operations	(1,579)	(5,947)
Principal payments on capital lease obligation - discontinued operations	(10,582)	(39,232)
Net cash flows from financing activities	10,231,623	11,086,833

Effect of Foreign Currencies	(53,123)	64,168

Net Change in Cash	(2,798,174)	2,272,706
Cash, Beginning of the Year	5,767,276	3,506,171
Cash, Beginning of the Year- Discontinued Operations	270,707	259,106
Cash, End of the Year - Discontinued Operations	(2,703)	(270,707)
Cash, End of the Year	$3,237,106	$5,767,276

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$94,887	$7,188
Cash paid for interest - discontinued operations	$-	$4,388
Cash paid for income taxes	$7,670	$11,739
Cash paid for income taxes - discontinued operations	$5,627	$1,149

Schedule of Non-cash Investing and Financing Activities:
Cashless option and warrant exercises	$31	$76
Common stock issued with convertible notes	$91,757	$-
Common stock for working capital facility	$303,000	$-
Warrants for services with the issuance of convertible debt	$449,474	$-
Reclass from other assets to intangible assets	$-	$8,270
Settlement of accounts payable with issuance of common stock	$-	$349,376
Conversion of convertible note payable and accrued interest to common stock	$50,406	$6,232,340

See notes to consolidated financial statements

authID INC. AND SUBSIDIARIES

(formerly known as Ipsidy Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

authID Inc. is a leading provider of secure, authentication solutions delivered by our easy to integrate Verified platform. Our Verified platform that delivers Human Factor AuthenticationTM, binds strong passwordless authentication with biometric identity, which offers our customers a streamlined path to zero trust architecture. Verified FIDO2 passwordless authentication is certified by the FIDO Alliance to be compliant and interoperable with FIDO specifications.

Effective July 18, 2022, the Company changed its name to authID Inc.

On May 4, 2022, the Board of Directors of authID Inc. approved a plan to exit from certain non-core activities comprising the MultiPay correspondent bank payments services in Colombia and the Cards Plus cards manufacturing and printing business in South Africa (“Cards Plus business”). On August 29, 2022 the Company executed and completed the sale of the Cards Plus business. As of December 31, 2022 and 2021, Cards Plus Pty Ltd., and MultiPay S.A.S., assets are presented as assets held for sale on the Company’s Consolidated Balance Sheets and their operations presented as discontinued operations in the Consolidated Statements of Operations as they met the criteria for discontinued operations under applicable accounting guidance. See Discontinued Operations Note 11 for details.

Reverse Stock Split

On June 26, 2023, at the annual meeting for the Company, the shareholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split at a ratio not less than 1-for-2 and not greater than 1-for-50, with the exact ratio to be set within that range at the discretion of the Company’s Board of Directors before June 30, 2024 without further approval or authorization of the Company’s stockholders. On June 26, 2023, the Board of Directors approved the amendment to the Company’s Amended and Restated Certificate of Incorporation implementing a reverse split at a ratio of 1-for-8 (the “Reverse Split”).

On June 26, 2023, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the “Amendment”) with the Secretary of State of the State of Delaware implementing the Reverse Split. The Amendment became effective on July 7, 2023 at 5:30pm. As a result of the Reverse Split, every 8 shares of the Company’s issued and outstanding common stock were converted automatically on the effective date into one share of common stock. No cash or fractional shares will be issued in connection with the Reverse Split and instead the Company rounded up to the next whole share in lieu of issuing factional shares that would have been issued in the Reverse Split.

The par value of the Company’s Common Stock was unchanged at $0.0001 per share after the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on the Company’s balance sheet attributable to Common Stock was reduced proportionately based on the reverse stock split ratio of 1-for-8 and the additional paid-in capital account was credited with the amount by which the stated capital was reduced.

After the reverse stock split, net income or loss per share, and other per share amounts were adjusted because there are fewer shares of the Company’s Common Stock outstanding.

The financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split were recast to give retroactive effect to the reverse stock split.

Going Concern

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) assuming the Company will continue on a going concern basis, which implies the Company will continue to meet its obligations and continue its operations for the next year following the issuance date of these consolidated financial statements.

As of December 31, 2022, the Company had an accumulated deficit of approximately $140 million. For the year ended December 31, 2022, the Company earned revenue of approximately $527,000, used approximately $12.8 million to fund its operations, and incurred a net loss of approximately $24.2 million.

The continuation of the Company as a going concern is dependent upon financial support from the Company’s stockholders and noteholders, the ability of the Company to obtain additional debt or equity financing to continue operations, the Company’s ability to generate sufficient cash flows from operations, successfully locating and negotiating with other business entities for potential acquisition, and acquiring new clients to generate revenues and cash flows.

As discussed in the Subsequent Events below, the Company has secured additional financing of $3.6 million which provides funding for its current operations as it continues to invest in its product, people, and technology. The Company projects that the investments will lead to revenue expansion thereby reducing liquidity needs. However, in order to further implement its business plan and satisfy its working capital requirements, the Company will need to raise additional capital. There is no guarantee that the Company will be able to raise additional equity or debt financing at acceptable terms, if at all.

There is no assurance that the Company will ever be profitable. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern. As there can be no assurance that the Company will be able to achieve positive cash flows (become cash flow profitable) and raise sufficient capital to maintain operations, there is substantial doubt about the Company’s ability to continue as a going concern.

Reclassification

Certain prior year expenses have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the previously reported loss from continuing operations and management does not believe that this reclassification is material to the consolidated financial statements taken as a whole. Specifically, we reclassified certain expenses from general and administrative expenses to research and development expenses.

Subsequent Events

On February 14, 2023, the Board of Directors of authID Inc. (the “Company”) resolved to implement a revised budget for 2023 in order to reduce expenses and cash requirements and as part of such revised budget decided to re-balance staffing levels to better align with the evolving needs of the Company (the “Labor Reduction Plan”). Under the Labor Reduction Plan the Company intends that up to 20 of the Company’s 31 employees and contractors be terminated, of which 21 are United States based employees. 12 employees and 6 contractors have been given notice of their termination and the remainder may be terminated over the next several months. The Company has also given termination notice to certain vendors and contractors that provide services to the Company. The Company estimates that it will be incurring costs (in consideration of releases) in the range of $0.5 million to $1.1 million  in connection with the Labor Reduction Plan, which are primarily one-time termination benefits and which will result in cash expenditures by the Company in that range of amounts over the coming months. Certain employees have Retention Agreements, which provide for specific benefits upon involuntary termination and the Company is negotiating with those employees over the final amounts and benefits due under those Agreements.

On March 21, 2022, the Company entered into a Facility Agreement with Stephen J. Garchik, who was and is a shareholder of the Company, pursuant to which Garchik agreed to provide to the Company a $10.0 million unsecured standby line of credit facility that could be drawn down in several tranches, subject to certain conditions described in the Original Facility Agreement. Pursuant to the Original Facility Agreement, the Company paid Garchik the Facility Commitment Fee of 12,500 shares of our common stock upon the effective date of the Original Facility Agreement.

On March 8, 2023, the Company entered into an Amended and Restated Facility Agreement with Garchik, pursuant to which the Company and Garchik amended and restated the Original Facility Agreement in its entirety, to replace the credit facility contemplated by the Original Facility Agreement with (i) an initial credit facility to the Company in an amount of $900,000 and (ii) the parties to use their reasonable best efforts after the Initial Funding to negotiate the terms of a subsequent credit facility in the aggregate amount of $2,700,000.

On March 9, 2023, pursuant to the A&R Facility Agreement, the Company entered into the Initial Promissory Note in favor of Garchik, pursuant to which Garchik loaned the Principal Amount of $900,000 to the Company. At the same time, as a condition to Garchik providing the Principal Amount, certain of the Company’s subsidiaries, ID Solutions, Inc., FIN Holdings, Inc. and Innovation in Motion, Inc. entered into the Guaranty of the Initial Promissory Note with Garchik.

A&R Facility Agreement

Under the A&R Facility Agreement, Garchik agreed to provide the Initial Funding to the Company upon receipt of a fully executed Initial Promissory Note and an executed Release Agreement relating to the Original Facility Agreement. The Company and Garchik agreed to use reasonable best efforts to negotiate the terms of the Subsequent Funding and negotiations continue, but the A&R Facility Agreement will terminate if definitive documentation for the Subsequent Funding is not entered into before July 1, 2023, for any reason other than breach of a party’s obligations.

While the terms of the Subsequent Funding are subject to due diligence and final documentation, a summary of selected terms of the proposed financing is as follows and attached to the A&R Facility Agreement as Exhibit B thereto. The Subsequent Funding would be a $2,700,000 secured note facility with a 12% per annum interest rate, paid in kind, capitalized and added to the balance of the loan on a quarterly basis, calculated on a 360-day year basis, on the outstanding aggregate balance of the Subsequent Facility. The Subsequent Facility will mature twenty-four (24) months after effectiveness. Garchik will be granted a fully perfected, non-avoidable, first-priority security interest and lien on all assets of the Company. The Subsequent Facility would be the senior obligation of the Company and will rank senior in right to payment of the obligations under the existing Convertible Notes and the liens granted in connection with the Subsequent Facility shall rank pari passu with the liens granted to holders of the Convertible Notes. Pursuant to this, the Company will use reasonable best efforts to obtain the consent of two-thirds of the holders of Convertible Notes.

In satisfaction of a condition precedent to the Initial Funding under the A&R Facility Agreement, Thomas L. Thimot, Phillip L. Kumnick, Philip R. Broenniman, Michael A. Gorriz and Neepa Patel, comprising all directors of the Company’s Board of Directors other than Joseph Trelin, Michael L. Koehneman and Jacqueline L. White, delivered to the Company executed Board Resignation Letters in escrow that became effective as of the Initial Funding. Also in satisfaction of a condition precedent to the Initial Funding under the A&R Facility Agreement, on March 9, 2023, the Board of Directors appointed Joseph Trelin to the Company’s Compensation and Audit Committees, effective as of the Initial Funding. On March 16, 2023, the Board of Directors appointed Joseph Trelin as the Chairman of the Board effective immediately.

The A&R Facility Agreement also provided Garchik with the right to nominate four (4) New Designees (not counting any Remaining Directors) to be considered for election to the Board of Directors In satisfaction of a condition precedent to the Initial Funding under the A&R Facility Agreement, as described in greater detail in Item 5.02 of this Current Report, the Board of Directors appointed four (4) New Designees to the Board, effective as of the Initial Funding. The Company also agreed that the Board of Directors would, promptly following the closing of the Initial Funding, evaluate candidates for appointment as replacement of Mr. Thimot as Chief Executive Officer and that, upon the earlier of appointment of a new Chief Executive Officer or April 3, 2023, Mr. Thimot’s resignation letter as Chief Executive Officer will be declared effective. The Company appointed Mr. Daguro as Chief Executive Officer, and Mr. Thimot’s resignation became effective on March 23, 2023.

Initial Promissory Note

Interest accrues on the Principal Amount until paid in full at a per annum rate equal to 15%, computed on the basis of a 360-day year and twelve 30-day months, payable in arrears on March 31, June 30, September 30 and December 31 of each year commencing March 31, 2023 or the first business day following each such date if any such date falls on a day which is not a business day, in cash. The Principal Amount shall mature on March 31, 2025.

The Company made standard (i) affirmative covenants to Garchik, including, but not limited to, in regard to its existence, payment obligations, business activities, financial information and use of proceeds and (ii) negative covenants to Garchik, including, but not limited to, in regard to the rank of indebtedness, incurrence of indebtedness, maintenance of insurance and properties, transactions with affiliates and disposition of assets.

While the Initial Promissory Note is unsecured, in the event of either (I) the conversion of the Convertible Notes of all amounts outstanding thereunder and the release of all liens over the Company’s assets granted by and through the Transaction Documents (as defined in the Convertible Notes) or (II) receipt of the consent of the requisite holders of the Convertible Notes, in each case, the Company will, as collateral security for the due and punctual payment and performance of all obligations under the Initial Promissory Note, pledge and assign to Garchik a first-priority, continuing security interest in substantially all of the assets of the Company, subject to exclusions consistent with those contained in the Transaction Documents. The Company has agreed to use its reasonable best efforts to deliver to Garchik an amendment to the Securities Purchase Agreement, dated as of March 21, 2022, pursuant to which the Convertible Notes were purchased, permitting the grant of that collateral security to Garchik. Upon the grant of that collateral security, interest will accrue on the outstanding Principal Amount under the Initial Promissory Note at a per annum rate equal to 12% paid in kind, capitalized and added to the balance of the loan on a quarterly basis, calculated on a 360-day year basis, on the outstanding aggregate balance.

The Initial Promissory Note includes customary Events of Default, including, among other things, (i) failing to make payment of any of the Principal Amount or interest due and such failure continues for not less than 5 business days without being cured; (ii) any representation or warranty in the Initial Promissory note being untrue in any material respect and such failure continuing for a period of not less than 5 business days without being cured; or (iii) the Initial Promissory Note shall for any reason cease to be, or shall be asserted by the Company or any affiliate thereof not to be, a legal, valid and binding obligation of the Company. Upon an Event of Default, Garchik can declare all outstanding amounts under the Initial Promissory Note due, along with any accrued interest.

Guaranty

In connection with the Company and Garchik entering into the Initial Promissory Note, each Guarantor of the Company agreed to, for the benefit and security of Garchik, guarantee the payment and performance all of the Company’s obligations under the Initial Promissory Note and the Guaranty.

Release Agreement

In connection with the A&R Facility Agreement, on March 9, 2023, the Company and Garchik entered into the Release Agreement, pursuant to which the Company and Garchik mutually agreed to release any and all rights to make a claim against the other and any existing claims against the other arising out of or relating to the Original Facility Agreement.

Additional Information

The foregoing is only a summary of the material terms of the A&R Facility Agreement, the Initial Promissory Note, the Guaranty, the Release Agreement and the other transaction documents, and does not purport to be a complete description of the rights and obligations of the parties thereunder. The summary of the A&R Facility Agreement, the Initial Promissory Note, the Guaranty, the Release Agreement is qualified in its entirety by reference to the forms of such agreements, which are filed as exhibits to this Annual Report and are incorporated by reference herein.

Pursuant to the Nomination Right under the A&R Facility Agreement, Mr. Garchik nominated Rhon Daguro, Ken Jisser, Michael Thompson and Thomas Szoke for appointment to the Board of Directors. On March 9, 2023, the Board of Directors appointed Messrs. Daguro, Jisser, Thompson and Szoke as additional directors of the Company and reduced the size of the Board of Directors from 8 directors to 7 directors, with effect from the resignations of the Retiring Directors. Under the terms of the A&R Facility Agreement, the Nomination Right expired upon the appointment of the four (4) Additional Directors to the Board of Directors.

Basis of Consolidation

The consolidated financial statements include the accounts of authID Inc. and its wholly-owned subsidiaries MultiPay S.A.S., ID Solutions, Inc., FIN Holdings Inc., Ipsidy Enterprises Limited, Cards Plus Pty Ltd. (through August 29, 2022 when the sale of Cards Plus Pty Ltd. was completed) and authID Gaming Inc. (collectively the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

In preparing these consolidated financial statements in conformity with US GAAP, management is required to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Verified Software License – The Company recognizes revenue based on the identified performance obligations over the performance period for fixed consideration and /or variable fees generated that are earned on a usage fee based over time based on monthly user or transaction volumes or on a monthly flat fee rate. We allocate the selling price in a contract which has multiple performance obligations based on the contract selling price that we believe represents a fair market price for the service rendered based on estimated standalone selling price.

The Company had contract liabilities of approximately $81,000 and $199,000 as of December 31, 2022, and 2021 respectively for certain revenue that will be earned in future periods. All deferred revenue contract liabilities as of December 31, 2022 will be earned over the course of the year 2023. The majority of the deferred revenue contract liability as of December 31, 2021, was recognized in the quarter ended March 31, 2022.

Furthermore, the Company capitalizes the incremental costs of acquiring and fulfilling a contract with a customer if the Company expects to recover those costs. These incremental costs were immaterial in 2022 and the Company recognizes these costs as incurred as it typically relates to a period of less than 1 year as allowed by the practical expedient.

As of December 31, 2022, and December 31, 2021, the Company did not have any deferred contract costs or fees payable.

Legacy Authentication Services – The Company historically has sold certain legacy software licenses to customers and revenue is recognized when delivery occurs, and all other revenue recognition criteria have been met. During both 2022 and 2021, the Company provided annual software maintenance support services relating to previously licensed software on a stand-ready basis. These fees were billed in advance and recognized ratably over the requisite service period as revenue.

Accounts Receivable

All customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company routinely reviews its trade receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted. At December 31, 2022 and 2021, management determined no allowance for doubtful accounts was required.

Concentration of Credit Risk and Major Customers

The Company’s financial instruments that potentially expose the Company to a concentration of credit risk consist of cash and accounts receivable.

Cash: The Company’s cash is deposited at financial institutions and cash balances held in United States (“US”) bank accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At various times during the year, the Company may have exceeded amounts insured by the FDIC. At December 31, 2022, the Company had approximately $2.9 million in funds in the United States which were in excess of the insured amounts by the FDIC. For the Company’s foreign subsidiaries, no amounts are insured. At December 31, 2022, the Company held approximately $1,000 in cash maintained in British Bank.

2022 Revenues and accounts receivable: For the year ended December 31, 2022, revenue for approximately 70% of the total revenues from continuing operations were derived from two legacy customers. As of December 31, 2022, accounts receivable related to one legacy customer amounted to 86% of the accounts receivable.

2021 Revenues and accounts receivable: For the year ended December 31, 2021, majority of consolidated revenues were derived from the US and one customer represented 85% of consolidated revenue. The US customer that accounted for 85% of the consolidated revenue in 2021 did not use the service previously rendered after April 1, 2022. As of December 31, 2022, accounts receivable related to one customer amounted to 86% of the accounts receivable.

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740 “Income Taxes.” Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Leases

The Company has an operating lease for its Headquarter office expiring in July 2023 and has a renewal option. The Company does not plan to renew the lease.

Property and Equipment, net

Property and equipment consist of furniture and fixtures and computer equipment and are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful service lives of three to five years. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of property and equipment are recorded upon disposal.

Intangible Assets

Intangible assets include when applicable, costs associated with software development of new product offerings and enhancements to existing applications. Research & development costs are expensed as incurred. Development costs of computer software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. As of December 31, 2021 and 2022, all assets have been placed into service. As of December 31, 2022 and 2021, the intangible assets approximate $0.6 million and $2.4 million, respectively.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.

If the carrying amount of an asset exceeds its undiscounted estimated future cash flows, an impairment review is performed. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Generally fair value is determined using valuations techniques such as expected discounted cash flows or appraisals, as appropriate. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. During the year ended December 31, 2022, the Company determined that certain intangibles assets are no longer recoverable and recognized impairment expense of approximately $1.1 million. During the year ended December 31, 2021, the Company determined that certain intangibles assets would not be recovered and an impairment expense of approximately $0.8 million was recognized.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the reporting unit to it carrying value, including the goodwill related to the reporting unit utilizing qualitative considerations. To determine the fair value of the reporting unit, the Company may use various approaches including an asset or cost approach, market approach or income approach or any combination thereof. These approaches may require the Company to make certain estimates and assumptions including future cash flows, revenue and expenses. These estimates and assumptions are reviewed each time the Company tests goodwill for impairment and are typically developed as part of the Company’s routine business planning and forecasting process. While the Company believes its estimates and assumptions are reasonable, variations from those estimates could produce materially different results.

During the year ended December 31, 2022, the Company’s projection and assessment did not indicate that an impairment charge was required as its fair value was in excess of carrying value.

Stock-based compensation

The Company has accounted for stock-based compensation under the provisions of FASB ASC 718 – “Stock Compensation” which requires the use of the fair- value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (stock options and common stock purchase warrants). For all awards, the fair value of each stock option award is estimated on the date of grant using the Black- Scholes and Monte-Carlo valuation models as appropriate that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatilities are based on historical volatility of peer companies and other factors estimated over the expected term of the stock options. For employee awards, the expected term of options granted is derived using the “simplified method” which computes expected term as the average of the sum of the vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the period of the expected term.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new products and technology. These costs are primarily expenses incurred to perform research projects and develop technology for the Company’s products. Research and development costs are expensed as incurred.

Advertising Expenses

During the fiscal year 2022 and 2021 the Company incurred approximately $220,000 and $65,000, respectively, in digital marketing expenses to promote our products.

Net Loss per Common Share

The Company computes net loss per share in accordance with FASB ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible notes and stock warrants, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options, warrants and conversion of convertible notes. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. The following potentially dilutive securities were excluded from the calculation of diluted loss per share for the years ended December 31, 2022 and 2021 because their effect was antidilutive:

	2022	2021
Convertible notes payable	308,288	14,692
Warrants	153,654	175,452
Stock options	1,291,565	1,113,875
	1,753,507	1,304,019

Foreign Currency Translation

The assets, liabilities and results of operations of certain of authID’s subsidiaries are measured using their functional currency which is the currency of the primary foreign economic environment in which they operate. Upon consolidating these subsidiaries, the applicable assets and liabilities are translated to US dollars at currency exchange rates as of the applicable dates and their revenues and expenses are translated at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating these subsidiaries’ financial statements are reported in other comprehensive loss in the accompanying consolidated statements of comprehensive loss.

NOTE 2 – OTHER CURRENT ASSETS AND OTHER ASSETS

Other current assets consisted of the following at December 31, 2022 and 2021:

	2022	2021

Prepaid Insurance	$244,215	$223,318
Unamortized working capital facility fees - current	199,156	-
Prepaid Third Party Services	135,405	276,085
Other	150,566	3,318
	$729,342	$502,721

Other assets consisted of the following at December 31, 2022 and 2021:

OTHER ASSETS
	2022	2021

Unamortized working capital facility fees - non current	$248,945	$-
Other	1,438	2,501
	$250,383	$2,501

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of December 31, 2022 and 2021:

	Estimated
Description	Useful Lives	2022	2021
Computer Equipment	3	$85,583	$77,602
Furniture and Equipment	5	54,016	64,841
		139,599	142,443
Less: Accumulated Depreciation		(139,599)	(117,044)
Property and Equipment, Net		$-	$25,399

Depreciation expense totaled $25,021 and $4,038 for the years ended December 31, 2022 and 2021, respectively.

NOTE 4 – INTANGIBLE ASSETS, NET (OTHER THAN GOODWILL)

The Company’s intangible assets consist of intellectual property acquired from FIN in addition to internally developed software that have been placed into service. They are amortized over their estimated useful lives as indicated below. The following is a summary of activity related to intangible assets for the years ended December 31, 2022 and 2021:

	Acquired and
	Developed	Intellectual
	Software	Property	Patents	Total

Useful Lives	5 Years	10 Years	10 Years

Carrying Value at December 31, 2020	$3,171,394	$416,471	$128,308	$3,716,173
Additions	-	-	26,705	26,705
Impairment of assets	-	(335,101)	-	(335,101)
Amortization	(932,512)	(81,370)	(14,443)	(1,028,325)
Carrying Value at December 31, 2021	2,238,882	-	140,570	2,379,452
Additions	-	-	6,311	6,311
Impairment of assets	(1,107,867)	-	-	(1,107,867)
Amortization	(695,420)	-	(16,217)	(711,637)
Carrying Value at December 31, 2022	$435,595	$-	$130,664	$566,259

The following is a summary of intangible assets as of December 31, 2022:

	Acquired and
	Developed	Intellectual
	Software	Property	Patents	Total
Cost	$4,476,271	$-	$164,614	$4,640,885
Accumulated amortization	(4,040,676)	-	(33,950)	(4,074,626)
Carrying Value at December 31, 2022	$435,595	$-	$130,664	$566,259

The following is a summary of intangible assets as of December 31, 2021:

	Acquired
	and
	Developed	Intellectual
	Software	Property	Patents	Total
Cost	$4,476,271	$-	$158,303	$4,634,574
Accumulated amortization	(2,237,389)	-	(17,733)	(2,255,122)
Carrying Value at December 31, 2021	$2,238,882	$-	$140,570	$2,379,452

The following is the future amortization of intangible assets for the year ended December 31:

2023	$253,080
2024	168,094
2025	63,791
2026	16,456
2027	16,456
Thereafter	48,382
$566,259

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Trade payables	$623,130	$548,087
Accrued interest	-	33,553
Accrued payroll and related expenses	145,837	783,144
Other	385,105	413,309
	$1,154,072	$1,778,093

NOTE 6 – WORKING CAPITAL FACILITY

On March 21, 2022, the Company entered into a Facility Agreement with a current shareholder and noteholder of the Company, pursuant to which the shareholder agreed to provide to the Company a $10.0 million unsecured standby line of credit facility that will rank behind the Convertible Notes (see Note 7) and may be drawn down in several tranches, subject to certain conditions described in the Facility Agreement (the “Credit Facility”). Pursuant to the Credit Facility, the Company agreed to pay a facility commitment fee of 12,500 shares of our common stock upon the effective date of the Credit Facility.

There were no borrowings under the Credit Facility as of December 31, 2022. The unamortized deferred debt expense is approximately $448,000 of which $199,000 is included in other current assets and the balance in other assets.

As described in the Subsequent Events (see Note 1), the Credit Facility was amended and restated effective March 6, 2023 pursuant to which amendment the amount of the facility was reduced to $3.6 million, an initial advance of $900,000 was made and subsequent advances under the Credit Facility are subject to various conditions including the granting of a security interest over substantially all the Company’s assets.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

On March 21, 2022, the Company entered into a Securities Purchase Agreement (“SPA”) with certain accredited investors, including certain directors of the Company or their affiliates (the “Note Investors”), and, pursuant to the SPA, sold to the Note Investors Senior Secured Convertible Notes (the “Convertible Notes”) with an aggregate initial principal amount of approximately $9.2 million and a conversion price of $29.60. The Convertible Notes were sold with an aggregate cash origination fee of approximately $200,000, and we issued a total of approximately 3,563 shares of our common stock to the Note Investors as an additional origination fee. The Convertible Notes will accrue interest at the rate of 9.75% per annum, which will be payable in cash or, for some or all of the first five interest payments, in shares of our common stock at the Company’s option, on the last day of each calendar quarter before the maturity date and on the maturity date. The maturity date of the Convertible Notes is March 31, 2025.

During the year ended December 31, 2022, a holder of a Convertible Note converted the full principal amount of $50,000 and accrued interest of $406 into 1,690 and 17 shares of our common stock, respectively.

During the year ended December 3, 2022, the Company issued 59,981 shares of common stock for approximately $696,000 of interest related to the Convertible Notes.

In connection with the issuance of the Convertible Notes, the Company issued 17,837 common stock warrants to the broker and its representatives with an estimated grant date fair value of approximately $449,000 which has been recorded as a reduction in the carrying value of the Convertible Notes.

The Company also had a note outstanding to the Stern Trust in the amount of $662,000 that earned interest at 10% per annum. Theodore Stern, the former Trustee of the Stern Trust was formerly a director of the Company. The maturity date of the Stern Note was previously February 29, 2022 and the Stern Trust and the Company mutually agreed to extend the due date to December 31, 2022. The Stern Note was paid in full prior to December 31, 2022.

The following is a summary of convertible notes outstanding as of December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021

10% convertible note due December 31, 2022	$-	$662,000
9.75% convertible notes due March 31, 2025	9,125,205	-

less
Unamortized debt discount expense	(203,593)	-
Unamortized debt issuance expense	(1,080,112)	-
	$7,841,500	$662,000

NOTE 8 – RELATED PARTY TRANSACTIONS

2022 Transactions

Convertible Notes Payable

During the year ended December 31, 2022, two Directors, an affiliate of one of such Directors and one Executive Officer invested in $1.2 million of the Convertible Notes issued. See Note 7. In connection with the payment of interest on the Convertible Notes, 2,596 shares were issued to two Directors and an affiliate of one of the Directors.

Issuance of Common Stock

Two Directors and one Executive Officer invested $0.2 million in the common stock offering during the year ended December 31, 2022. See Note 9.

Credit Facility

On March 21, 2022 the Company entered into a Credit Facility with an accredited investor Mr. Stephen Garchik, who is both a current shareholder of the Company and a Note Investor, pursuant to which the accredited investor agreed to provide a $10.0 million unsecured standby line of credit facility that will rank behind the Convertible Notes and may be drawn down in several tranches, subject to certain conditions described in the Credit Facility. Pursuant to the Credit Facility, the Company agreed to pay the Lender the Facility Commitment Fee of 12,500 shares of our common stock upon the effective date of the Facility Agreement. Upon request by Mr. Garchik and until the full amount due under the Credit Facility is repaid in full, the Company will provide for the nomination of one designee specified in writing by Garchik for appointment to our board of directors and for subsequent election to our board of directors and to recommend such nominee for election to our board of directors. On April 18, 2022, Joseph Trelin, as Garchik’s designee under the Credit Facility, was appointed as a member of the Board of Directors of the Company. By virtue of such right of nomination Mr. Garchik considers himself a “director by deputization”.

As described in the Subsequent Events (see Note 1), the Credit Facility was amended and restated effective March 6, 2023 pursuant to which amendment the amount of the facility was reduced to $3.6 million, an initial advance of $900,000 was made and subsequent advances under the Credit Facility are subject to various conditions including the granting of a security interest over substantially all the Company’s assets.

Executive Officers

On April 25, 2022, Stuart Stoller indicated his intention to resign as Chief Financial Officer of the Company in connection with his planned retirement. The resignation and retirement were effective date of June 17, 2022 at which time Annie Pham was appointed Chief Financial Officer in his place. In connection with his retirement, the Board of Directors approved the vesting of approximately 15,278 stock options which were unvested as of June 17, 2022. Additionally, the Board of Directors approved a consulting arrangement for Mr. Stoller to provide transitional services on an as needed basis.

On April 25, 2022, Ms. Pham and the Company entered into an Offer Letter pursuant to which Ms. Pham agreed to serve as Chief Financial Officer commencing June 20, 2022. Ms. Pham receives an annual salary of $275,000. The Company agreed to provide a bonus of 40% of the base salary (pro rated for 2022) based on achievement of performance milestones, calculated and payable in accordance with the corporate milestones approved by the Board for the year 2022. For subsequent fiscal years the bonus shall be subject to performance targets to be mutually agreed with the Compensation Committee of the Board. In addition, Ms. Pham received a signing bonus in the amount of $25,000, which is fully refundable to the Company if Ms. Pham leaves her employment voluntarily or is terminated for cause prior to the first anniversary of the commencement of employment. Upon commencing employment, Ms. Pham was granted an option to acquire 43,750 shares of common stock at an exercise price of $19.28 and an exercise period of ten years subject to certain performance vesting requirements. In December 2022, Ms. Pham was granted an option to acquire 7,500 shares of common stock at an exercise price of $6.32 which will vest on December 31, 2023 with an exercise period of ten years.

Board of Directors

In April 2022, the Company appointed Joe Trelin as an additional independent director. The Company granted Mr. Trelin options to acquire 12,613 shares of common stock or a total of $270,000 at an exercise price of $25.04 per share for a term of ten years that vest one third per year after each Annual Meeting.

In September 2022 the Company granted additional options to acquire 4,375 shares of common stock each at an exercise price of $24.24 per share, to each of the non-employee Directors, by way of annual compensation under the Company’s compensation policy for non-employee directors, which vest monthly over a one-year-period.

2021 Transactions

Sale of Common Stock

On August 26, 2021, the Company completed the Offering of 205,357 shares of its common stock at a public offering price of $56.00 per share, including 26,786 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for gross proceeds of approximately $11.5 million. Two executive officers and three members of the Board of Directors participated in the offering and purchased approximately $163,000 of common shares.

Convertible Notes Payable

See discussion in Note 7 regarding the $662,000 Stern Trust Note.

Additionally, Theodore Stern and Herbert Selzer (also a former member of the Board of Directors until June 9, 2021) provided conversion notices for their respective 2020 Notes converting the principal, repayment premium and interest in the amount of approximately $256,000 into approximately 5,125 shares of common stock.

Executive Officers

On June 14, 2021, Phillip L. Kumnick resigned as Chief Executive Officer of authID. Inc and Thomas L. Thimot was appointed Chief Executive Officer in his place. Further, Philip R. Broenniman resigned as President and Chief Operating Officer and Cecil N. Smith III (Tripp) was appointed President and Chief Technology Officer. In May 2021 the Company granted to each of Mr. Kumnick and Mr. Broenniman options (the “May 2021 Options”) to acquire a total of 145,834 shares of common stock at an exercise price of $57.60 per share for a term of ten years that vest upon the achievement of certain market capitalization thresholds, or performance conditions. In November 2021 Mr. Kumnick and Mr. Broenniman agreed to cancel 37,500 and 25,000, respectively, of these stock options in consideration of removing certain service conditions.

Mr. Thomas Thimot and Mr. Cecil Smith, became employed by the Company as Chief Executive Officer and President and Chief Technology Officer effective June 14, 2021. Mr. Thimot and the Company entered into an Offer Letter pursuant to which Mr. Thimot will earn an annual salary of $325,000 with a bonus target at 50% of the base salary (pro-rated for 2021) upon terms to be agreed with the Compensation Committee for 2021 and on the understanding that the 2022 target will include a requirement of the Company achieving three times the annual revenue of 2021. Additionally, Mr. Thimot was granted an option to acquire 150,000 shares of common stock at an exercise price of $62.40 per share for a term of ten years of which half of the options vest monthly over four years and the balance is subject to certain performance vesting requirements. Mr. Thimot resigned effective upon the appointment of Mr. Daguro as Chief Executive Officer on March 23, 2023.

On June 14, 2021, Mr. Smith and the Company entered an into an Offer Letter pursuant to which Mr. Smith will earn an annual salary of $275,000 with a bonus target at 50% of the base salary (pro-rated for 2021) upon terms to be agreed with the Compensation Committee for 2021. In addition, Mr. Smith will receive a bonus of $50,000 after 90 days of service. Additionally. Mr. Smith was granted an option to acquire 75,000 shares of common stock at an exercise price of $62.40 per share for a term of ten years of which half of the options vest monthly over four years and the balance is subject to certain performance vesting requirements. On February 15, 2023, Mr. Smith ceased to be an employee, and the President and Chief Technology Officer of the Company.

Board of Directors

On June 9, 2021 Theodore Stern, Herbert Selzer and Thomas Szoke resigned as directors of the Company. The size of the Board of directors was increased to seven and Dr. Michael A. Gorriz, Michael L. Koehneman, Sanjay Puri, Mr. Thimot and Jacqueline L. White were appointed as additional directors of the Company. Messrs. Stern, Selzer and Szoke did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies or practices. Mr. Szoke continued with the Company as Chief Solutions Architect until December 1, 2021 and entered an agreement with the Company in lieu of his Executive Retention Agreement in which he will receive $305,000 equally on a monthly basis for twelve months.

The Company granted each of the four new Directors appointed in June 2021 stock options to acquire 7,813 shares of common stock or a total of 31,250 at an exercise price of $62.40 per share for a term of ten years that vest one third per year after each Annual Meeting. The Company granted the previously serving Directors stock options to acquire 11,684 common shares that were vested upon grant as the services were previously rendered. The stock options were granted in lieu of other forms of Director Compensation. The Company also granted Mr. Selzer and Mr. Stern 2,799 stock options to acquire common shares for service in 2021 prior to their resignation as Directors. Upon their resignation as Directors in June 2021, 1,749stock options were vested and the balance was cancelled.

Additionally, the Company appointed another Director in November 2021 and granted stock options to acquire 3,647 shares of common stock that vest one third a year after each Annual Meeting beginning in 2022. One of the Directors appointed in June did not stand for reelection to the Board of Directors in December 2021 and forfeited 5,209 stock options. In December 2021, the Company granted additional options to acquire 1,280 shares of common stock each to five of the non-employee Directors by way of annual compensation under the Company’s compensation policy for non-employee directors and which vest monthly over a one-year-period.

Other

In 2021, the Company and Progress Partners Inc. (“Progress”) modified their Business Advisory Agreement dated May 6, 2020 (“Progress Agreement”). The amended Progress Agreement provides for Progress to undertake continuing business development activities for the Company, for which the Company paid Progress $350,000. Additionally, the Company paid Progress, another $115,000 for additional consulting services. Mr. Puri, a former Director of the Company from June 9, to December 29, 2021 is an employee and Managing Director of Progress but is not a principal shareholder nor an executive officer of Progress.

NOTE 9 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue 250,000,000 shares of common stock. The Company had 3,179,789 and 2,926,655 shares of common stock issued and outstanding as of December 31, 2022 and 2021, respectively. In addition, the Company is authorized to issue 20,000,000 shares of preferred stock but no shares of preferred stock have been issued.

Common Stock

2022 Common Stock Transactions

●	On March 18 and March 21, 2022, the Company entered into Subscription Agreements (the “Subscription Agreements”) with an accredited investor and certain members of authID’s management team (the “PIPE Investors”), and, pursuant to the Subscription Agreements, sold to the PIPE Investors a total of 132,940 shares of our common stock at prices of $24.24 per share for an outside investor and $29.60 per share for the management investors (the “PIPE”). The aggregate gross proceeds from the PIPE are approximately $3.3 million.

●	The Company issued a total of 3,562 shares of our common stock to the Note Investors as an additional origination fee.

●	On March 21, 2022, the Company entered into a Facility Agreement with a current shareholder and noteholder of the Company, pursuant to which the shareholder agreed to provide the Company a $10.0 million unsecured standby letter of credit facility. Pursuant to the Credit Facility, the Company paid a facility commitment fee of 12,500 shares of our common stock with a fair market value of $24.24 per share upon the effective date of the Credit Facility.

●	During the year ended December 31, 2022, a holder of a Convertible Note converted the full principal amount of $50,000 and accrued interest of $406 into 1,690 and 17 shares of our common stock, respectively.

●	During the year ended December 3, 2022, the Company issued 59,981 shares of common stock for approximately $696,000 of interest related to the Convertible Notes. See Note 8 for details.

●	Certain warrant, stock option and convertible note holders exercised their respective warrants and stock options and conversion right and were issued approximately 44,152 shares of our common stock.

2021 Common Stock Transactions

●	On August 26, 2021, the Company completed the Offering, pursuant to a Registration Statement on Form S-1, of 205,357 shares of its common stock at a public offering price of $56.00 per share, including 26,786 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for gross proceeds of approximately $11.5 million, before deducting underwriting discounts and offering expenses.

●	During 2021, convertible notes totaling approximately $6.2 million and a portion of their accrued interest at the option of the noteholders were converted into approximately 146,375 shares of common stock of the Company.

●	During 2021, the Company issued approximately 94,500 shares of common stock pursuant to cashless exercises of common stock purchase warrants and options, and approximately 10,125 shares of common stock pursuant to exercises of common stock purchase warrants and options for cash.

Warrants

●	On March 21, 2022, the Company issued 17,837 common stock warrants in connection with Subscription Agreements and Convertible Notes referenced above with a term of five years and exercise price of $29.60 per share.

●	During 2021, under the terms of the Underwriting Agreement in connection with the Offering, the Company issued underwriters warrants (the “Representative’s Warrants”) to purchase an aggregate of 8,036 shares of common stock (4.5% of the total shares issued in the Offering). The Representative’s Warrants are exercisable at a per share price of $70.00 (equal to 125% of the Offering price of the Company’s common stock). The Representative’s Warrants are exercisable for a term of four and one half years beginning on February 23, 2022.

See Common Stock Transaction above for a further description of the warrant issuances.

The following is a summary of the Company’s warrant activity for the years ended December 31, 2022 and 2021:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Shares	Price	Life
Outstanding, January 1, 2021	227,909	$33.60	3.4 Years
Granted	8,036	$70.00	5.0 Years
Exercised/Cancelled	(60,493)	$25.76	-
Outstanding, December 31, 2021	175,452	$36.88	3.0 Years
Granted	17,837	$29.60	5.0 Years
Exercised/Cancelled	(39,635)	$33.20	0.1 Years
Outstanding, December 31, 2022	153,654	$36.96	2.96 Years

Stock Options

The Company has adopted the authID 2017 Incentive Stock Plan, and the 2021 Equity Incentive Plan. The Company has no other stock options plans in effect as of December 31, 2022.

On September 28, 2017, the shareholders of the Company approved the 2017 Incentive Stock Plan (“2017 Incentive Plan”) and on December 29, 2021, the shareholders of the Company approved the 2021 Equity Incentive Plan. (“2021 Plan”). The following is a summary of principal features of the 2017 Incentive Plan, and the 2021 Plan. The summary, however, does not purport to be a complete description of all the provisions of each plan.

The terms of Awards granted under the plans shall be contained in an agreement between the participant and the Company and such terms shall be determined by the Compensation Committee consistent with the provisions of the applicable plan. The terms of Awards may or not require a performance condition in order to vest the equity comprised in the relevant Award. The terms of each Option granted shall be contained in a stock option agreement between the optionee and the Company and such terms shall be determined by the Compensation Committee consistent with the provisions of the applicable plan.

The Company has also granted equity awards that have not been approved by security holders.

2022 Stock Option Issuances

●	In April 2022, the Company appointed Joe Trelin as an additional independent director. The Company granted Mr. Trelin options to acquire 12,613 shares of common stock or a total of $270,000 at an exercise price of $25.04 per share for a term of ten years that vest one third per year after each Annual Meeting.

●	In September 2022 the Company granted additional options to acquire 4,375 shares of common stock valued at $90,000 to each to six of the non-employee Directors, by way of annual compensation under the Company’s compensation policy for non-employee directors, which vest monthly over a one-year-period.

●	Additionally, the Company granted 209,308 options to acquire common stock to employees. The options for the majority will vest annually over a one year period, 21,875options vest monthly over a four-year period, and 21,875 performance-based and market-based options vest upon the achievement of certain market capitalization thresholds or performance conditions.

2021 Stock Option Issuances

●	The Company granted Mr. Thimot and Mr. Smith stock options to acquire 150,000 and 75,000 shares of common stock respectively upon their employment of which half of the options vest monthly over four years and the balance vest upon the achievement of certain market capitalization thresholds or performance conditions.

●	The Company granted each of Mr. Kumnick and Mr. Broenniman stock options to acquire 72,917shares of common stock that vest upon the achievement of certain market capitalization thresholds or performance conditions. In November 2021 Mr. Kumnick and Mr. Broenniman agreed to cancel 37,500 and 25,000, respectively, of these stock options in consideration of removing certain service conditions.

●	The Company granted each of the four new Directors appointed June 2021 (“June Directors”) stock options to acquire 7,813 shares of common stock or a total of 31,250 that vest one third a year after each Annual Meeting. Additionally, the Company added another Director in November 2021 and granted stock options to acquire 3,647 shares of common stock that vest one third a year after each Annual Meeting beginning in 2022. One of the June Directors did not stand for reelection to the Board of Directors in December 2021 and forfeited 5,209 stock options. In December 2021, the Company granted additional options to acquire 1,280 shares of common stock to each of the non-employee Directors, by way of annual compensation under the Company’s compensation policy for non-employee directors and which vests monthly over a one-year-period.

●	The Company granted the previously serving Directors stock options to acquire 11,684 common shares that are vested as the services were rendered. The stock options were granted in lieu of other forms of Board of Director Compensation and was used to eliminate previously accrued Board of Director compensation. The Company also granted to each of Mr. Selzer and Mr. Stern 2,799 stock options to acquire common shares for service in 2021 prior to their resignation as Directors. Upon their resignation as directors in June 2021, 875 stock options to each of them were vested and the balance was cancelled.

●	Additionally, the Company granted options to acquire common stock to employees. The options for the majority vest annually over a three-year period, 12,500 vest equally over a four-year period, and the balance of 12,500 vest upon the achievement of certain market capitalization thresholds or performance conditions.

The Company determined the grant date fair value of the options granted during the years ended December 31, 2022 and 2021 using the Black Scholes and Monte-Carlo Method as appropriate and the following assumptions:

	2022	2021
Expected volatility	123-127%	70%
Expected term	5 Years	1.0-5.0 Years
Risk free rate	2.14-3.75%	0.16-1.27&
Dividend rate	0.00%	0.00%

Activity related to stock options for the years ended December 31, 2022, and 2021 is summarized as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Life (Yrs.)	Value
Outstanding, January 1, 2021	705,726	$36.00	7.5	$8,283,639
Granted	572,952	$60.48	10.0	$-
Exercised	(74,958)	$10.32	5.0	$3,485,482
Forfeited/cancelled	(89,845)	$52.16	8.8	$-
Outstanding, December 31, 2021	1,113,875	$51.84	6.7	$67,488,214
Granted	248,168	$12.88	10.0	$-
Exercised	(49,712)	$18.56	8.8	$-
Forfeited/cancelled	(20,765)	$52.96	7.9	$-
Outstanding, December 31, 2022	1,291,566	$46.48	6.5	$-
Exercisable, December 31, 2022	697,158	$46.88	4.5	$-

The following table summarizes stock option information as of December 31, 2022:

		Contractual
Exercise Price	Outstanding	Life (Yrs.)	Exercisable
$0.24 - $32.00	637,936	5.9	399,223
$32.01 - $56.00	18,958	3.6	18,958
$56.01 - $80.00	427,017	8.3	113,996
$80.01 - $127.76	207,655	4.9	164,981
	1,291,566	6.5	697,158

As of December 31, 2022, there was approximately $10 million of unrecognized compensation costs related to employee stock options outstanding which will be recognized in 2023 through 2026. The company will recognize forfeitures as they occur. Stock compensation expense for the years ended December 31, 2022, and 2021 was approximately $8.9 million, and $5.5 million, respectively.

Additionally, the Company recorded approximately $1,228,000 in 2021 for restricted stock expense in which the Company met certain performance thresholds. The criteria for certain performance-based and market-based stock options awarded in 2022 have not been achieved as of December 31, 2022.

NOTE 10 – INCOME TAXES

The asset and liability method is used in accounting for Income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recorded in the results of operations in the period that includes the enactment date under the law. We record Global Intangible Low Tax Income (GILTI) as a current period expense when incurred.

We establish valuation allowances for deferred tax assets based on “a more likely than not” standard. Deferred income tax assets are evaluated quarterly to determine if valuation allowances are required or should be adjusted. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence factors. It is difficult to conclude a valuation allowance is not required when there is significant objective and verifiable negative evidence, such as cumulative losses in recent years. We utilize a rolling three years of actual and current year results as the primary measure of cumulative losses in recent years.

The Company’s loss before income taxes from US and Foreign sources for the years ended December 31, 2022 and 2021, are as follows:

	2022	2021
United States	(25,424,002)	(16,466,423)
Outside United States	1,208,777	(1,198,341)
Loss before income taxes	(24,215,225)	(17,664,764)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the years ended December 31, 2022 and 2021:

	2022	2021

US Federal statutory federal income tax	21.00%	21.00%
State taxes	-2.52%	3.94%
Other deferred adjustments	3.03%	-2.02%
Change in tax rates	0%	-1.53%
Change in valuation allowance	-21.5%	-21.39%

Total income tax provision	0%	0%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2022 and 2021 are summarized as follows:

	2022	2021
Deferred tax assets
Net operating loss	14,997,873	12,702,731
Stock options	7,450,914	5,922,550
Federal tax credits	336,475	303,556
Basis difference in intangible and fixed assets	963,784	(206,925)
Accrued payroll	11,203	169,242
Capital loss	350,526	-
Valuation allowance	(24,110,775)	(18,891,154)
Deferred tax assets, net	-	-

As of December 31, 2022, the Company has available federal net operating loss carry forward of $63.5 million and state net operating loss carry forwards of $31.9 million. Federal net operating loss carryforwards of approximately $14.4 million will expire through 2037 and the balance of $49.1 million have an indefinite life. Additionally, the Company has income tax net operating loss carryforwards related to our international operations which have an indefinite life.

The Company assesses the recoverability of its net operating loss carry forwards and other deferred tax assets and records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2022 and 2021 the Company had a valuation allowance of approximately $23.8 million and $18.9 million against its deferred tax assets, net of deferred tax liabilities, due to insufficient positive evidence, primarily consisting of losses within the taxing jurisdictions that have tax attributes and deferred tax assets.

NOTE 11 – DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The Board of Directors of authID considers it in the best interests of the Company to focus its business activities on providing biometric authentication products and services by means of our proprietary Verified platform.  Accordingly, on May 4, 2022, the Board approved a plan to exit from certain non-core activities comprising the MultiPay correspondent bank, payments services in Colombia and the Cards Plus cards manufacturing and printing business in South Africa.

Cards Plus business in South Africa

The financial statements of Cards Plus are classified as a discontinued operation and an asset held for sale, as all required classification criteria under appropriate accounting standards were met as of December 31, 2022.

On August 29, 2022, the Company completed the sale of Cards Plus for a price of $300,000 of which $150,000 was received and the remaining balance of $150,000 recorded in other current assets is expected to be received within one year, less $3,272 in costs to sell, and recognized a loss of $188,247 from the transaction. The following table summarizes the assets and liabilities of the Cards Plus sale and the consideration received:

Carrying value of net assets sold:	Amount
Cash	$299,505
Accounts receivable	61,879
Inventory	231,955

Other current assets	1,490
Total current assets	594,829

Property and equipment	21,127
Total assets	615,956

Accounts payable	76,094
Accrued expenses	43,728
Deferred revenue	11,159
Total current liabilities	130,981

Net assets sold	$484,975

Sale Consideration on disposition of net assets:
Proceeds	$300,000
Legal fee	(5,511)
Write off net payable with CP	2,239
Net Consideration	296,728

Net loss on sale of a discontinued operation	$(188,247)

MultiPay business in Colombia

The Company is exiting the MultiPay business in Colombia in an orderly fashion, honoring our obligations to employees, customers and under applicable laws and regulations.  We maintain our customer support and operations team in Bogota, which performs essential functions to support the global operations of our Verified product.

As of December 31, 2022, all impacted employees left the Company. The Company also paid to each employee their severance packages under the MultiPay’s retention plan and obligations under the appropriate statutes.

As of December 31, 2022, MultiPay is working with a major customer to implement a transition plan to provide an essential service for certain bill pay services which will likely result in the sale of the Company’s proprietary software as well as the assumption of certain expenses.

The Company incurred costs of $196,500 which was paid as of December 31, 2022 associated with the exit of the MultiPay business and approximately $41,000 for accelerated amortization (non-cash) for certain technology licenses.

MultiPay has accelerated the depreciation of certain assets with the effective date of the announcement to reflect the estimated remaining useful life.

The operations of Cards Plus and MultiPay for the years ended December 31, 2022 and 2021 on a consolidated basis are below:

	For the Year Ended December 31,
Discontinued Operations	2022	2021
Discontinued Operations Total Revenues, net	$1,503,333	$1,678,780

Operating Expenses:
Cost of sales	665,269	653,773
General and administrative	1,021,649	1,892,783
Impairment loss	143,698	-
Depreciation and amortization	41,850	102,513
Total operating expenses	1,872,466	2,649,069

Loss from operations	(369,133)	(970,289)

Other Income (Expense):
Other income	10,161	27,188
Interest expense, net	(364)	(5,164)
Other income, net	9,797	22,024

Loss before income taxes	(359,336)	(948,265)

Income tax expense	(7,327)	(6,030)

Loss from discontinued operations	(366,663)	(954,295)
Loss from sale of discontinued operations	(188,247)	-
Total loss from discontinued operations	$(554,910)	$(954,295)

	For the Year Ended December 31,
	2022	2021
Cards Plus
Total Revenues, net	$1,263,672	$1,318,029

Operating Expenses:
Cost of sales	665,269	653,773
General and administrative	412,243	606,110
Impairment loss	143,698	-
Depreciation and amortization	24,451	80,692
Total operating expenses	1,245,661	1,340,575

Income (Loss) from operations	18,011	(22,546)

Other Income (Expense):
Other income (expense), net	8,919	6,867
Interest expense, net	(364)	(5,164)
Other income, net	8,555	1,703

Income (Loss) before income taxes	26,566	(20,843)

Income tax expense	(4,681)	-

Income (Loss) from discontinued operations	21,885	(20,843)
Loss from sale of discontinued operations	(188,247)	-
Total income (loss) from discontinued operations	$(166,362)	$(20,843)

	For the Year Ended December 31,
	2022	2021
MultiPay
Total Revenues, net	$239,661	$360,751

Operating Expenses:
General and administrative	609,406	1,286,673
Depreciation and amortization	17,399	21,821
Total operating expenses	626,805	1,308,494

Loss from operations	(387,144)	(947,743)

Other Income:
Other income, net	1,242	20,321
Other income	1,242	20,321

Loss before income taxes	(385,902)	(927,422)

Income tax expense	(2,646)	(6,030)

Loss from discontinued operations	$(388,548)	$(933,452)

As a result of meeting the discontinued operations/assets held for sale criteria for Cards Plus and the MultiPay operations, the assets and liabilities have been reclassified as assets held for sale as of the respective balance sheet date as follows:

	December 31, 2022	December 31 2021
Discontinued Operations Current Assets:
Cash	$2,703	$270,707
Accounts receivable, net	105,194	110,977
Inventory	-	153,149
Other current assets	10,562	94,919
Current assets held for sale	118,459	629,752

Noncurrent Assets:
Property and equipment, net	27,595	93,132
Intangible assets	-	153,004
Other assets	-	66,695
Noncurrent assets held for sale	27,595	312,831

Total assets held for sale	$146,054	$942,583

Current Liabilities:
Accounts payable and accrued expenses	$13,759	$235,348
Deferred revenue	-	47,823
Notes payable obligation, current portion	-	1,579
Capital lease obligation, current portion	-	10,562
Total liabilities held for sale	$13,759	$295,312

	December 31, 2022	December 31 2021
Cards Plus Current Assets:
Cash	$-	$182,518
Accounts receivable, net	-	88,235
Inventory	-	153,149
Other current assets	-	52,678
Current assets held for sale	-	476,580

Noncurrent Assets:
Property and equipment, net	-	24,619
Intangible assets	-	153,004
Noncurrent assets held for sale	-	177,623

Total assets held for sale	$-	$654,203

Current Liabilities:
Accounts payable and accrued expenses	$-	$122,725
Deferred revenue	-	47,823
Notes payable obligation, current portion	-	1,579
Capital lease obligation, current portion	-	1,056
Total liabilities held for sale	$-	$173,183

	December 31, 2022	December 31 2021
MultiPay Current Assets:
Cash	$2,703	$88,189
Accounts receivable, net	105,194	22,742
Other current assets	10,562	42,241
Current assets held for sale	118,459	153,172

Noncurrent Assets:
Property and equipment, net	27,595	68,513
Other assets	-	66,695
Noncurrent assets held for sale	27,595	135,208

Total assets held for sale	$146,054	$288,380

Current Liabilities:
Accounts payable and accrued expenses	$13,759	$112,623
Total liabilities held for sale	$13,759	$112,623

As a result of meeting the discontinued operations/assets held for sale criteria for Cards Plus and the MultiPay operations, the cash flow activity related to discontinued operations is presented separately on the statement of cash flows as summarized below:

	Year Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(366,663)	$(954,295)
Adjustments to reconcile net loss with cash flows from operations:
Depreciation and amortization expense	41,850	102,513
Impairment of intangible assets	143,698	-
Provision of Net Investment in direct financing lease	-	422,022
Changes in operating assets and liabilities:
Accounts receivable	(50,598)	18,722
Net investment in direct financing lease	-	96,487
Other current assets	170,536	88,345
Inventory	(78,806)	96,930
Accounts payable and accrued expenses	(102,486)	(115,870)
Deferred revenue	(36,664)	(82,594)
Adjustments relating to discontinued operations	87,530	626,555
Net cash flows from discontinued operations	$(279,133)	$(327,740)

Notes to Financial Statements – Discontinued Operations

Inventories

Inventory of plastic/ID cards, digital printing material, which were held by Cards Plus Pty Ltd., were at the lower of cost (using the average method) or market.

As of December 31, 2021, the Company recorded an inventory valuation allowance of approximately $20,000 to reflect net realizable value of the cards inventory. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

As of December 31, 2022, inventories decreased to zero as the Company completed the sale of Cards Plus business on August 29, 2022.

Revenue Recognition

Cards Plus – The Company recognized revenue for the design and production of cards at the point in time when products are shipped, or services have been performed due to the short-term nature of the contracts. Additionally, the cards produced by the Company have no alternative use and the Company has an enforceable right to payment for work performed should the contract be cancelled. As of December 31, 2021, Cards Plus had approximately $48,000 of contract liability from payments received in advance that will be earned in future periods. Contract liability decreased to zero as the Company completed the sale of Cards Plus business on August 29, 2022.

MultiPay recognizes revenue for variable fees generated for payment processing solutions that are earned on a usage fee over time based on monthly transaction volumes or on a monthly flat fee rate. Additionally, MultiPay also sells certain equipment from time to time for which revenue is recognized upon delivery to the customer.

Revenue related to direct financing leases is outside the scope of Topic 606 and is recognized over the term of the lease using the effective interest method.

Impairment loss

During the year ended December 31, 2022, Cards Plus recorded an impairment loss of zero and approximately $143,000, respectively associated with its intangible assets.

Leases

In October 2021, MultiPay entered into a one-year lease for approximately $2,900 per month in Bogota, Colombia. MultiPay terminated the lease as of September 30, 2022.

Cards Plus leased space for its operations in South Africa. The facility was rented on a month-to-month basis with monthly rent of approximately $8,000 through August 29, 2022 as the Company completed the sale of Cards Plus business.

Cards Plus entered into a lease in March 2017 for the rental of its printer for its secured plastic and credential card products business under an arrangement that is classified as a finance lease. The leased equipment was amortized on a straight-line basis over its lease term including the last payment (61 payments) and ownership transferred to the Company. The lease was fully paid off.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time the Company is a party to various legal or administrative proceedings arising in the ordinary course of our business. While any litigation contains an element of uncertainty, we have no reason to believe that the outcome of such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

Executive Compensation

As of December 31, 2022,  the Company had employment agreements with members of the management team providing base salary amounts and provisions for stock compensation, cash bonuses and other benefits to be granted at the discretion of the Board of Directors. Additionally, certain employment agreements include provisions for base salary, bonus amounts upon meeting certain performance milestones, severance benefits for involuntary termination from a change in control or other events as defined in their respective agreements. Additionally, the vesting of certain awards could be accelerated upon a change in control (as defined) or by action of the Board of Directors.

Starting in fiscal year 2022 the Company adopted the new 401 (k) plan where employer matches 100% of the employees contribution up to 3% of their salaries and 50% of the employee’s contribution (including both executives and other employees) between greater than 3% and less than 5% of their salaries.

Leases

The lease related balances included in the Consolidated Balance Sheet as of December 31, 2022 and 2021 were as follows:

	2022	2021
Current portion of operating lease ROU assets - included in current assets held for sale	$-	$76,454
Total operating lease assets	$-	$76,454

Liabilities

Current portion of ROU liabilities - included in current liabilities held for sale	$-	$69,812
Total operating lease liabilities	$-	$69,812

The Company rented office space in Long Beach, New York at a monthly cost of $2,500 in 2022 and 2021, respectively. The agreement is month to month and could be terminated on 30 days notice. The lease agreement was terminated in July 2022. The agreement was between the Company and Bridgeworks LLC, an entity principally owned by Mr. Beck, our former CEO and Director and his family.

In July 2022, the Company signed a new lease agreement for one year and moved its headquarters to Denver, Colorado. The office monthly lease cost is approximately $1,500 per month.

Rent expense included in general and administrative on the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021 was approximately $25,000 and $47,000, respectively. Rent expense included in loss from discontinued operations on the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021 was approximately $90,000 and $140,000, respectively.

NOTE 13 – SEGMENT INFORMATION

Operating segments are defined as components of an enterprise for which separate financial information is available and which is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. As a result of the decision to exit the Cards Plus and Multipay businesses in May 2022, the Company only has one segment which is the verified authentication business.